Exhibit 99.1

“UPDATED TECHNICAL REVIEW

OF

BONG MIEU GOLD PROJECT

IN

QUANG NAM PROVINCE, VIETNAM”

FOR

Murray R. Stevens

B.Sc., M.Sc. (Hons), Dip.Geol.Sci., MAusIMM

Stevens and Associates

&

Graeme W. Fulton

Updated Technical Review of Bong Mieu Gold Project

TABLE OF CONTENTS

1.0	EXECUTIVE SUMMARY	8

2.0	INTRODUCTION AND SCOPE	13
2.1	INTRODUCTION	13
2.2	TERMS OF REFERENCE	13
2.3	SOURCES OF INFORMATION & DATA	14
2.4	SITE INSPECTION	14
2.5	UNITS & CURRENCY	15
2.6	DISCLAIMERS	15

3.0	PROPERTY DESCRIPTION AND LOCATION	16

3.1	LOCATION	16
3.2	PROPERTY DESCRIPTION	17
3.3	TREATMENT OF PHUOC SON ORE	18
3.4	MINERAL TENURE REGIME IN VIETNAM	18

4.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE &
PHYSIOGRAPHY		21

4.1	ACCESS	21
4.2	PHYSIOGRAPHY	21
4.3	CLIMATE	21
4.4	LOCAL RESOURCES & INFRASTRUCTURE	21

5.0	HISTORY	23

5.1	GENERAL	23
5.2	HO GAN	26
5.3	HO RAY	26
5.4	THAC TRANG	27
5.5	NUI KEM	27

6.0	GEOLOGICAL SETTING	29

6.1	REGIONAL GEOLOGY & STRUCTURE	29
6.2	PROPERTY GEOLOGY	32
6.2.1	General	32
6.2.2	Bong Mieu East (Ho Ray and Thac Trang)	35

7.0	DEPOSIT TYPES	40

8.0	MINERALIZATION	42

8.1	HO RAY AND THAC TRANG	42
8.2	HO GAN	43
8.3	NUI KEM	44

9.0	EXPLORATION	48

9.1	1997 TO 2003	48
9.2	EXPLORATION 2004 TO 30 APRIL 2009	50
9.3	REGIONAL EXPLORATION TARGETING	83
9.4	EXPLORATION 2008-2009	84

10.0	DRILLING	85

Updated Technical Review of Bong Mieu Gold Project

10.1	HISTORIC DRILLING 1994 TO 1996	85
10.2	OLYMPUS DRILLING PROGRAM 2003 TO 30 APRIL 2009	86

11.0	SAMPLING METHOD AND APPROACH	90

11.1	PRIOR TO OLYMPUS PACIFIC	90
11.2	OLYMPUS PACIFIC	90

12.0	SAMPLE PREPARATION, ASSAYING & SECURITY	94

12.1	PRE-OLYMPUS	94
12.2	OLYMPUS PACIFIC TO 2004	95
12.3	OLYMPUS PACIFIC 2004 TO 30 APRIL 2009	97

13.0	DATA VERIFICATION	110

13.1	GENERAL	110
13.2	DRILLHOLE AND SAMPLE LOCATION	110
13.3	GEOLOGICAL LOGGING	110
13.4	SAMPLE DATA VERIFICATION	110
13.5	DATABASE VALIDATION	112

14.0	ADJACENT PROPERTIES	115

15.0	MINERAL PROCESSING & METALLURGICAL TESTING	116

15.1	INTRODUCTION	116
15.2	BONG MIEU EAST	116
15.2.1	Mineragraphic & Petrographic Work	116
15.2.2	Previous Metallurgical Testwork & Reports	117
15.2.3	Recent Metallurgical Test Program	123
15.3	BONG MIEU CENTRAL - HO GAN	124
15.3.1	Previous Metallurgical Testwork & Reports	124
15.3.2	Recent Metallurgical Test Program	126
15.4	BONG MIEU SOUTH-EAST	130
15.4.1	Previous Metallurgical Testwork & Reports	130
15.5	PILOT PROCESSING PLANT	130
15.5.1	Background & Previous Plant Upgrade Work	130
15.5.2	Recent Plant Upgrades	131
15.5.3	In-House Plant Testwork	133

16.0	MINERAL RESOURCE & MINERAL RESERVE ESTIMATES	135

16.1	INTRODUCTION	135
16.2	BONG MIEU EAST	141
16.2.1	General	141
16.2.2	Data Review & Validation	142
16.2.3	Statistical Analysis of Data	144
16.2.4	Previous Resource Estimates	158
16.2.5	Modelling & Resource Estimate Parameters	158
16.2.6	Comparative Estimates	159

16.3	BONG MIEU CENTRAL	161

16.3.1	General	161
16.3.2	Mining & Resource/Reserve Depletion	161

16.4	BONG MIEU SOUTH-EAST	162

16.4.1	General	162
16.4.2	Previous Resource Estimates	163
16.4.3	Current Resource Estimate	163

Updated Technical Review of Bong Mieu Gold Project

16.5	MINERAL RESOURCE ESTIMATE SUMMARY	164

17.0	OTHER RELEVANT DATA & INFORMATION	165

17.1	MINING CONSTRUCTION & PRODUCTION	165
17.1.1	Ho Gan	165
17.1.2	Nui Kem	165
17.2	ENVIRONMENTAL MANAGEMENT & TAILINGS DISPOSAL	166
17.2.1	Tailings Storage Facility (TSF) Design	166
17.2.2	Tailings Storage Facility Audits	167
17.2.3	Environmental Management	178

18.0	INTERPRETATION AND CONCLUSIONS	181

18.1	RESOURCES	181
18.2	MINING & PROCESSING	182
18.3	EXPLORATION DEVELOPMENT	183
18.4	EXPLORATION	183
18.5	EXPLORATION AND DEVELOPMENT POTENTIAL	183

19.0	RECOMMENDATIONS	185

19.1	EXPLORATION	185
19.2	NUI KEM EXPLORATION DEVELOPMENT	185
19.3	GEOLOGICAL	186
19.4	DRILLING	186
19.5	ASSAYING	187
19.6	QUALITY ASSURANCE, QUALITY CONTROL	187
19.7	RESOURCE MODELLING	187
19.8	FEASIBILITY STUDIES FOR BONG MIEU EAST	188

20.0	REFERENCES	189

21.0	CERTIFICATES OF THE AUTHORS	192

22.0	CONSENTS OF QUALIFIED PERSONS	196

MURRAY RONALD STEVENS		196
GRAEME WHITELAW FULTON		197

23.0	SIGNATURES	198

Updated Technical Review of Bong Mieu Gold Project

 LIST OF FIGURES

Figure	1	- Property Location Plan	16
Figure	2	- Bong Mieu –Deposits & Simplified Geology	25
Figure	3	- Tectonic Map of Vietnam & Surrounding Areas	30
Figure	4	- Regional Geology Map, Quang Nam Province	31
Figure	5	- Bong Mieu: Simplified Geology	33
Figure	6	- Schematic Cross-section across Bong Mieu Anticline Looking West	34
Figure	7	- Bong Mieu East: Simplified Geology, Existing & Drillhole Location Plan	37
Figure	8	- Ho Ray: Schematic Cross-Section	38
Figure	9	- Thac Trang: Schematic Cross-Section	39
Figure	10	- Nui Kem Underground Workings, Geology, Existing & Planned Drillhole Locations	45
Figure	11	- Nui Kem: Schematic Cross-Section	46
Figure	12	- Nui Kem Upper Vein & Saro Hill: Drillhole Location Plan	56
Figure	13	- Nui Kem West: Drillhole and Channel Sample Location Plan	59
Figure	14	- Suoi Tre: Drillhole & Sampling Location Plan	62
Figure	15	- AD2 Prospect: Drillhole Location Plan	64
Figure	16	- Bong Mieu East: Drillhole Location Plan	79
Figure	17	- Regional Exploration Targets Delineated from ENCOM Study (after ENCOM Technologies
2008)			83
Figure	18	- Gold Chart for RockLabs SI15 Reference Material	101
Figure	19	- Gold Chart for RockLabs SL20 Reference Material	101
Figure	20	- Gold Chart for RockLabs SI25 Reference Material	102
Figure	21	- Gold Chart for RockLabs SL34 Reference Material	102
Figure	22	- Gold Chart for RockLabs SI42 Reference Material	103
Figure	23	- Gold Chart for RockLabs SL46 Reference Material	103
Figure	24	- Logarithmic Correlation Plot of Original & Field Duplicate Samples	105
Figure	25	- Logarithmic Correlation Plot of Original and Laboratory Repeat Samples	105
Figure	26	- Scatter Plot of Blank Samples	106
Figure	27	- Bar Graph Comparing Original & Umpire Assays	107
Figure	28	- Logarithmic Plot of Original & Umpire Samples	108
Figure	29	- Updated Process Plant Flowsheet	132
Figure	30	–Bong Mieu East: Gold Histogram Plot (uncut Au)	146
Figure	31	–Bong Mieu East: Gold Log Histogram Plot (uncut Au)	146
Figure	32	- Ho Ray & Thac Trang: Gold Cumulative Log Probability Plot (uncut Au)	147

Updated Technical Review of Bong Mieu Gold Project

Figure	33	- Bong Mieu East: Tungsten Histogram Plot (uncut W)	148
Figure	34	- Bong Mieu East: Tungsten Log Histogram Plot (uncut W)	148
Figure	35	- Bong Mieu East: Tungsten Cumulative Log Probability Plot (uncut W)	149
Figure	36	- Bong Mieu East: Scatter Plots of Au, W, F and Depth for Ore Zone Samples	155
Figure	37	- Bong Mieu East: Full Composite Au g/t Contour Plots per Zone	157

LIST OF TABLES

Table	1	- Bong Mieu East: Measured, Indicated & Inferred Gold Mineral Resources	9
Table	2	- Bong Mieu East: Measured, Indicated & Inferred Tungsten Mineral Resources	9
Table	3	- Ho Gan: Summary of Resource Depletion & Remaining Resources	10
Table	4	- Thac Trang: Significant Drillhole Intersections	10
Table	5	- Thac Trang: Significant Drillhole Intersections	27
Table	6	- Ho Gan - Typical 7/8 Area 2004 Drill Intersections	50
Table	7	- Nui Kem - 2005 & 2007-2008 Drill Intersections	53
Table	8	- Saro Hill: 2007 Significant Drill Intersections	55
Table	9	- Nui Kem West: 2007-2008 Significant Drill Intersections	58
Table	10	- Suoi Tre: 2008 Significant Drill Results	60
Table	11	- AD2 Prospect: Significant Drill Results	63
Table	12	- Ho Ray Summary Statistics of Drilling –All Holes	65
Table	13	- Ho Ray Infill Holes 2006 - Significant Gold Assays	68
Table	14	- Ho Ray: Infill and Stepout Holes 2008 - Significant Intersections	70
Table	15	- Thac Trang Summary Statistics of Drilling –All Holes	71
Table	16	- Thac Trang RC & Diamond Drill Holes 2006: Significant Gold Assays	77
Table	17	- Thac Trang: Significant Gold Assays 2008	78
Table	18	- Rung De Prospect: Significant Reconnaissance Rock Samples	80
Table	19	- Rung De: Summary Statistics of Drilling –All Holes	80
Table	20	- Rung De: Diamond Drill Holes Significant Gold Assays	81
Table	21	- Summary of Drilling Statistics 1994 to 30 April 2009	89
Table	22	- Randomly Chosen Database & Assay Sheet Verification List	112
Table	23	- WGM Bong Mieu Sampling Results, 2003	113
Table	24	- Original Assay Data Selected for Check Sampling by TMCSA	113
Table	25	- Check assay data from SGS Waihi, New Zealand	114
Table	26	–Metallurgical Testing - Head Grade Composites	117
Table	27	- Batch Flotation Test Results	128
Table	28	- Results from Additional Flotation Tests	129

Updated Technical Review of Bong Mieu Gold Project

Table	29	- Ho Gan Recovery Estimates, (25 September 2004)	130
Table	30	- Ho Ray: Gold Mineral Resources (March 2009)	135
Table	31	- Ho Ray: Tungsten Mineral Resources (March 2009)	135
Table	32	- Thac Trang: Gold Mineral Resources (March 2009)	135
Table	33	- Thac Trang: Tungsten Mineral Resources (March 2009)	136
Table	34	- Bong Mieu East: Gold Mineral Resource (March 2009)	136
Table	35	- Bong Mieu East: Tungsten Mineral Resource (March 2009)	136
Table	36	- Ho Gan: Gold Mineral Resources (September 2005)	137
Table	37	- Ho Gan: Resource Depletion & Remaining Resources (March 2009)	137
Table	38	- Ho Gan: 2007 Diluted Gold Mineral Reserve & 2009 Remaining Reserve	138
Table	39	- AusIMM & CIM Comparative Resource/Reserve Definitions	141
Table	40	–Bong Mieu East: Ore Zone Drillhole Sample Statistics	144
Table	41	- Bong Mieu East: Ore Zone Drillhole Sample Statistics (Top Cut Applied)	145
Table	42	- Bong Mieu East: Quantile Analysis of Au Ore Zone Samples	150
Table	43	- Bong Mieu East: Quantile Analysis of W Ore Zone Samples	151
Table	44	- Bong Mieu East: Bivariate Analysis of Ore Zone Samples	152
Table	45	- Ho Ray: Resource Estimation Parameters	158
Table	46	- Thac Trang: Resource Estimation Parameters	159
Table	47	- Ho Ray: Comparative Gold Resource Assessment	159
Table	48	- Thac Trang: Comparative Gold Resource Assessment	160
Table	49	- Ho Ray: Comparative Tungsten Resource Assessment	160
Table	50	- Thac Trang: Comparative Tungsten Resource Assessment	160
Table	51	- Mineral Resource Depletion & Remaining Resource (2005 to 2009)	162
Table	52	- Ho Gan: 2007 Reserves & 2009 Remaining Reserves	162
Table	53	- Nui Kem: CRM Historical Resource Estimates (1979 to 1993)	163
Table	54	- Current Embankment Crest Levels	168
Table	55	- Embankment Crest Levels	169
Table	56	- Tailings Laboratory Test Results	173
Table	57	- Bong Mieu: Combined Measured, Indicated & Inferred Gold Mineral Resources	181
Table	58	- Bong Mieu: Measured, Indicated & Inferred Tungsten Mineral Resources	181
Table	59	- Nui Kem: CRM Historical Resource Estimate (January 1993)	182

Updated Technical Review of Bong Mieu Gold Project

1.0 EXECUTIVE SUMMARY
The Bong Mieu property is located in the southeast corner of Quang Nam Province, in Central Vietnam, some 70 kilometres south of the port city of Da Nang and 20 kilometres southwest of the provincial capital of Tam Ky. Olympus Pacific Minerals Inc. (Olympus) has a 100% interest in Bong Mieu Holdings Ltd., which holds an 80% ownership interest in Bong Mieu Gold Mining Company Limited (Bogomin), a joint venture enterprise incorporated in Vietnam, owner of the Bong Mieu property. Olympus manages the mining activities and exploration programs on the property.

The property hosts four (4) known gold deposits Ho Gan within the Bong Mieu Central Area, Ho Ray & Thac Trang within the Bong Mieu East Area, and Nui Kem within the Bong Mieu South East Area of the Investment Licence. This report primarily focuses on an update of mineral resource to the Bong Mieu East area (Ho Ray/Thac Trang) gold/tungsten deposit and provides a general update for the remainder of the Investment Licence/Certificate deposits.

Olympus Pacific Minerals has retained Terra Mining Consultants Ltd and Stevens & Associates (TMCSA), to compile this updated Technical Review of the Bong Mieu project, to the standards of NI-43-101, in order to fulfill disclosure requirements.

TMCSA has performed an audit on the updated Mineral Resource estimate for the Ho Ray and Thac Trang gold/tungsten deposits in the Bong Mieu East area of the Investment Licence, as prepared by Olympus and has validated the resulting block model tonnages and gold/tungsten grades. This updated audit has been undertaken due to the fact that there has been a material change in the mineral resources, particularly at the Bong Mieu East deposits. TMCSA has classified the Resources using the C.I.M.M. standards (and equivalent Australasian Institute for Reporting of Mineral Resources and Ore Reserves [“JORC”] criteria as required by NI43-101.and standards) as required by NI43-101.

The Ho Ray, Thac Trang and combined Bong Mieu East area gold and tungsten Mineral Resource estimates are shown in Table 1 - Bong Mieu East: Measured, Indicated & Inferred Gold Mineral Resources and Table 2 - Bong Mieu East: Measured, Indicated & Inferred Tungsten Mineral Resources below. The gold resource estimates are based on an inverse distance estimation method, a 0.5 g/t Au cut-off and 10.0 g/t Au top cut.

Updated Technical Review of Bong Mieu Gold Project

	Ho Ray			Thac Trang			Combined
Category	Tonnes	Au		Tonnes	Au		Tonnes	Au
	(t)	(g/t	)	(t)	(g/t	)	(t)	(g/t	)
Measured	713,100	1.88		163,000	2.42		876,100	1.98
Indicated	1,210,900	1.67		554,700	1.38		1,765,600	1.58
Measured+Indicated	1,924,000	1.75		717,700	1.61		2,641,700	1.71
Inferred	2,284,000	1.19		2,379,000	1.58		4,663,000	1.39

Table 1 - Bong Mieu East: Measured, Indicated & Inferred Gold Mineral Resources

	Ho Ray		Thac Trang		Combined
Category	Tonnes	W	Tonnes	W	Tonnes	W
	(t)	(ppm)	(t)	(ppm)	(t)	(ppm)
Measured	713,100	1,420	163,000	381	876,100	1,227
Indicated	1,210,900	1,162	554,700	601	1,765,600	986
Measured+Indicated	1,924,000	1,258	717,700	551	2,641,700	1,066
Inferred	2,284,000	702	2,379,000	519	4,663,000	609

Table 2 - Bong Mieu East: Measured, Indicated & Inferred Tungsten Mineral Resources

No audit of the Mineral Resource and Mineral Reserve has been carried out for the Ho Gan deposit subsequent to the audit undertaken by WGM and Micon in 2004, and the previous TMCSA audit in August 2007. A minor edit of part of the resource at Ho Gan was undertaken by Olympus personnel during late 2007 and early 2008. The change in the Ho Gan mineral resource was fairly minor (7.3% drop in tonnes and 2.3% drop in grade) and much of the resource has been mined in the intervening period, and therefore it is deemed not significant enough to warrant a full audit.

In December 2006, 2007 and 2008 Olympus surveyed and calculated the mining that had occurred during the previous years. The original resource, resource depletion and the remaining resources, as at March 2009, as a result of this mining activity is summarised in
Table 3 - Ho Gan: Summary of Resource Depletion & Remaining Resources below.

Updated Technical Review of Bong Mieu Gold Project

				Resource Category
Period	Type	Unit			Measured +
			Measured	Indicated		Inferred
					Indicated
		Tonnes (t)	261,100	815,300	1,076,400	77,900
September-2005	Resource	Grade(g/t Au)	2.77	2.21	2.35	2.19
		Tonnes (t)	65,300	69,300	134,600	800
December-2006	Depletion	Grade(g/t Au)	2.72	2.75	2.74	1.46
		Tonnes (t)	83,430	111,000	194,430	8,400
December-2007	Depletion	Grade(g/t Au)	3.26	2.45	2.80	2.77
		Tonnes (t)	14,810	92,060	106,870	2,380
December-2008	Depletion	Grade(g/t Au)	3.10	1.99	2.14	1.94
	Remaining	Tonnes (t)	97,560	542,940	640,500	66,320
March-2009	Resource	Grade(g/t Au)	2.33	2.13	2.16	2.13

Table 3 - Ho Gan: Summary of Resource Depletion & Remaining Resources

In January 2007 an open-pit optimisation was re-run on the updated resource. A reserve was calculated and a 10% dilution applied. This reserve has been depleted due mining in the intervening period. The remaining reserves along with the January 2007 diluted Mineral Reserve are listed in Table 4 - Ho Gan: Diluted Mineral Reserves 2007 to 2009 below.

	January-2007		March-2009
Category	Tonnes	Grade	Tonnes	Grade
	(t)	(g/t Au)	(t)	(g/t Au)
Proven	154,480	3.05	-	-
Probable	474,380	2.50	289,000	2.90
Proven + Probable	628,860	2.64	289,000	2.90

Table 4 - Ho Gan: Diluted Mineral Reserves 2007 to 2009

TMCSA is satisfied that the Olympus Mineral Resource and Mineral Reserves estimates are valid and accepts the results.

Mineral Resource estimates were prepared for Nui Kem by Bogomin prior to Olympus having an interest in the property. They were prepared prior to NI43-101 and TMCSA has neither audited them nor attempted to reclassify them to meet NI43-101 standards. Nonetheless, both Olympus and TMCSA consider the estimates to be relevant and of historic significance and report them as such.

Updated Technical Review of Bong Mieu Gold Project

Olympus successfully commissioned the Bong Mieu gold and silver processing plant in 2006 at a nominal 500 tonnes per day for mining the Ho Gan gold deposit. This now sources ore from Ho Gan, the Nui Kem exploration development and trial stopes, and Dak Sa (trucked in from the other Olympus mine approximately 70 kilometres to North West).

The plant can now process up to 180,000 tonnes of ore per year. Recent upgrades include the addition of a second line of flotation cells and an additional intensive leach reactor (ILR). A gravity concentration section has also been added along with a Gemeni polishing table to recover melting grade gold from the Falcon gravity concentration units.

The plant can now treat high grade ores originating from Nui Kem and from Dak Sa. Gold production has now (as at March 2009) reached around 2,000 oz gold per month and could potentially reach 4,000 oz Au if suitable higher grade ore became available.

Olympus has made significant progress with exploration development program at Bong Mieu South East on the Nui Kem gold deposit. The decline was advanced some 351 metres, and the 21 and 22 Levels were established. Exploration development was extended on these levels for a total meterage of 717 metres, with an additional 94.5 metres of ancillary development. This development has been used to map and channel sample the orebody below the old mine workings, and will provide further access to the orebody and positions to undertake underground drilling.

Additionally, trial mining and training stopes have been established to test suitable mining methods and train mining personnel. Ore resulting from this development and trial mining has been sent to the processing plant for bulk sampling and testing of the Nui Kem orebody. Ore from the exploration development totaled 15,898 tonnes averaging 2.45 g/t Au, and 1,442 tonnes from trial stoping averaging 5.95 g/t Au. The orebody exposed by the exploration development and grades being encountered present an excellent opportunity for Olympus to define an ore resource at Nui Kem.

The Bong Mieu Project now has a substantial gold/tungsten resource base, and demonstrated potential for additional extensions and new discoveries. The successful exploration program, completed between 2007 and 2008, saw a significant increase in resource at Bong Mieu East and confirmed the exploration potential of Bong Mieu South East and Bong Mieu South.

The second phase exploration programs as outlined in the TMCSA 2007 report have been temporarily deferred due to the current world financial crisis with the Company focussing on increasing production from the existing operations at Ho Gan, Nui Kem and Phuoc Son and evaluating Bong Mieu East for early development.

Updated Technical Review of Bong Mieu Gold Project

It is recommended that exploration focuses on review and reinterpretation of data from all projects, for implementation when funding becomes available.

TMCSA have reviewed the planned exploration and development programs and agree that the projects have merit and justify the programs proposed. The programs are results dependant and may vary in detail as they advance. This is normal for exploration and development projects such as Bong Mieu.

The current resource upgrade at Bong Mieu East has demonstrated the potential of the Ho Ray and Thac Trang deposits. It is strongly recommended that the project move to pre-feasibility or feasibility in order to critically analyse development options and project optimisation.

Updated Technical Review of Bong Mieu Gold Project

2.0  INTRODUCTION AND SCOPE

2.1  Introduction

Olympus Pacific Minerals Inc. ("Olympus") is a Yukon Territory incorporated public company listed on the TSX Venture Exchange under the trading symbol OYM. Its head office is located in Toronto. Olympus has been active in Vietnam since the mid-1990s on its own account and through associated companies Bong Mieu Gold Mining Co. Ltd ("Bogomin") and New Vietnam Mining Corporation ("NVMC") and maintains a substantial office in Da Nang in central Vietnam. Bogomin is responsible for the Bong Mieu property and NVMC for the Phuoc Son property; another advanced gold project located some 70 kilometres west of Bong Mieu. Olympus became associated with the Bong Mieu property in 1997 but little work was carried out there between that time and 2002 as Olympus concentrated its efforts on Phuoc Son. However, since 2002 the Company has advanced the Bong Mieu property with a substantial exploration program that saw the commencement of mining of the Ho Gan deposit in April 2005 with the first ore milled in December of the same year. Ore is currently being sourced from Ho Gan as well as from Nui Kem underground exploration development and from ore being trucked from the Phuoc Son project. Intensive exploration has outlined several other areas of gold and tungsten mineralization with economic potential including the Bong Mieu East area which was subject to infill and step out resource drilling.

2.2 Terms Of Reference

Stevens & Associates and Terra Mining Consultants Ltd (TMCSA) have been retained by Olympus to carry out an independent technical review and project update of the Bong Mieu property (the "Property") and in particular to audit and verify the Mineral Resource estimates for the Bong Mieu East Deposits known as Ho Ray and Thac Trang.

These estimates had been prepared by Olympus staff between October 2008 and March 2009.

This report sets out the results of:

·
A review and update of all available project data, including an update of the technical review prepared by TMCSA (the authors) in August 2007; the report having been prepared in compliance with the standards of National Instrument 43- 101;

·	Site visits to Da Nang office and the Bong Mieu site by Stevens and Associates and Terra Mining Consultants between 18 May 2008 and 24 October 2008;

Updated Technical Review of Bong Mieu Gold Project

·	Reviewing all historic exploration data including that generated by Olympus from 2002 to early 2007;

·	Reviewing all new exploration data since August 2007;

·
Carrying out an audit of the Mineral Resource estimate for Bong Mieu East (Ho Ray and Thac Trang) prepared in-house by Olympus that includes all infill and step-out drilling completed to September 2008 to ensure this estimate meets Canadian reporting standards;

·	Briefly reviewing the Mineral Resource estimates for the Ho Gan and Nui Kem deposits;

·	Reviewing other relevant data including metallurgical factors and the mining completed at the time this review was undertaken.

The review and report were carried out and prepared in compliance with the standards of National Instrument 43-101 ("NI43-101") in terms of structure and content and the Mineral Resource audit was carried out in accordance with the provisions of NI43-101 guidelines and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum definitions ("C.I.M.M. Standards").

2.3 Sources of Information & Data

Stevens and Associates and Terra Mining Consultants relied on reports and information prepared by and/or for Olympus and supplied by Olympus, some of which have been filed with Canadian regulatory agencies, reports prepared by Indochina Goldfields Limited in the past and information gathered during the site visit by TMCSA in June –  July 2007 and between May 2008 and October 2008. Portions of the descriptive material used in this report have been taken from all of the above.

A full list of documents used in this report is listed Section 20 “References”.

2.4 Site Inspection

Three site inspections were carried out by Murray Stevens, Consulting Geologist to Stevens and Associates. These took place on 18 to 31 May 2008, 5 July to 19 July 2008 and 8 to 20 September 2008. Mr. Graeme Fulton, Consulting Mining Engineer/Director of Terra Mining Consultants, visited the site between 13 October 2008 and 24 October 2008. Discussions were held with Olympus management and technical personnel on site at Bong Mieu and in Olympus   offices in Da Nang, Vietnam.

Updated Technical Review of Bong Mieu Gold Project

Mr. Stevens visited Thac Trang and Ho Ray deposits, the current exploration sites at Nui Kem, the underground development at Nui Kem and the Ho Gan Mine site. Key geological outcrops were examined at Ho Gan, Thac Trang and Ho Ray as well as observing a representative number of drillhole sites at Ho Ray and Thac Trang.

Representative samples of drill core were examined from the new drill holes at Ho Ray and Thac Trang as well as holes from the recently completed surface exploration drilling program at Nui Kem and other exploration sites in the investment licence.

Mr. Fulton conducted his evaluation of the data and resource modeling on site at Bong Mieu, in Olympus Nang office and in Daoffices of TMCSA in Auckland, New Zealand.

Mr. Stevens reviewed quality control procedures, core and sample handling procedures, core logging procedures and security procedures on site. In addition, a representative number of samples were selected and tracked through the QAQC procedures to confirm data integrity.

2.5 Units & Currency

Metric units are used throughout this report unless noted otherwise. Currency is United States dollars ("US$") and Canadian dollars ("C$"). In early April 2009 the currency exchange rates were approximately 17,785 Vietnamese Dong and C$1.21 to the US$. For converting grams of gold to ounces of gold, a factor of 31.1035 grams per troy ounce is used. Tungsten is reported as tungsten metal or tungsten trioxide in ppm and weight percent.

2.6 Disclaimers

Neither Stevens and Associates nor Terra Mining Consultants have verified title to the Bong Mieu property other than by relying on information provided by Olympus.

This report or portions of this report are not to be reproduced or used for any purpose other than to support the above noted purposes, without Stevens and Associates and/or Terra Mining Consultants prior written approval in each specific instance. Neither Stevens and Associates nor Terra Mining Consultants assume any responsibility or liability for losses occasioned by any party as a result of the circulation, publication or reproduction or use of this report contrary to the provisions of this paragraph.

Updated Technical Review of Bong Mieu Gold Project

3.0  PROPERTY DESCRIPTION AND LOCATION

3.1  Location

The Bong Mieu property is located in the southeast corner of Quang Nam Province, in central Vietnam. As shown in Figure 1 - Property Location Plan, the project is located 80 kilometres SSE of the port city of Da Nang and some 20 kilometres SSW of Tam Ky.

Updated Technical Review of Bong Mieu Gold Project

3.2 Property Description

The property is covered by a 25-year investment licence, No. 140/GP (the “Bong Mieu Investment License”) covering 3,000 hectares which was granted by the State Committee for Co-operation and Investment of the Vietnam government on March 5, 1991 and amended in 1993. The Bong Mieu Investment Licence permitted three parties (namely MIDECO, Bong Mieu Gold Mining Enterprise, and the Company) to establish Bogomin, a joint venture enterprise. Bogomin must pay a 3% net smelter return royalty to the Vietnamese government, and pay specified rent of US$200 per hectare per annum for land. The joint venture profits are shared as follows: 10% for MIDECO; 10% for MINCO and 80% for the Company.

Details of the parties to the joint venture are:

The Vietnamese companies, as specified in the Investment Licence and 1993 and 2005 Amendments, include:

1)	Mineral Development Company (MIDECO); a Vietnamese government company under the Ministry of Heavy Industries of Viet Nam;

2)	Bong Mieu Gold Mining Enterprise; a local company belonging to Quang Nam – Da Nang Province.

These two companies are represented by MIDECO.

Both MIDECO and BMGME have been re-structured to become joint stock companies: MIDECO changed to Mineral Development Joint Stock Company (name MIDECO remains unchanged); BMGME was merged with Mien Trung Industry Company (MINCO) on 27 January 1994, and then MINCO itself was changed/restructured to become Quang Nam Joint Stock Mineral Industry Corporation/Company in December 2004 (name MINCO unchanged).

Foreign party is Bong Mieu Holdings Ltd – a 100% Olympus owned Thai registered company.

The Bong Mieu Exploration Licence No. 2125/GP-BTNMT was granted on 24th October 2008 and registered with the DGMV in the fourth quarter of 2008.

Under Vietnamese law, an exploration license is required in order to get new mining licenses or amend existing licenses.

The Company holds several permits and licenses within the Investment License area covering various aspects of the operation.

Updated Technical Review of Bong Mieu Gold Project

These include a mining license that covers 230 hectares over the Ho Gan deposit and 100 hectares covering the Nui Kem deposit. It also includes a tailings area covering 28 hectares adjacent to Ho Gan and a 7 hectares construction area covering the immediate field office area. There is a land use agreement in place with the local Peoples’ Committee. Licence details are shown in Figure 2 - Bong Mieu – Deposits & Simplified Geology further on in Section 5.1 of this report. Note, the boundary of the plan correlates with the Investment Licence boundary.

Olympus acquired its interest in the Property in September 1997 when it acquired a 100% interest in Bong Mieu Holdings Ltd., which holds an 80% ownership interest in Bogomin.

Olympus acquired its interest in Bogomin from Indochina Goldfields, an affiliated company of Ivanhoe. A 2% net smelter returns royalty ("NSR") from any production from the Investment Licence was payable to Ivanhoe Mines Ltd. However, Zedex acquired all debt due from Olympus to Ivanhoe in return for 3,406,758 Olympus Common Shares.

3.3 Treatment of Phuoc Son Ore

The company commenced treatment of high grade gold ore at the Bong Mieu plant, from its other mining operation at Phuoc Son situated 70 kilometres to the North West in March 2009. This followed a successful three (3) month metallurgical trial that ended in December 2008, and a number of plant upgrades at Bong Mieu to increase the plant throughput.

This toll treatment arrangement required permission from local government agencies to truck ore on a long term basis. Permission was granted in March 2009.

3.4 Mineral Tenure Regime in Vietnam

All mineral resources in Vietnam are owned by the state. The state body responsible for management of the mineral estate is the Ministry of Resources and Environment. The Mineral Law of Vietnam, implemented in 1996, was modelled on Australian and Canadian mining legislation to provide a licence tenure system for mineral prospecting, exploration, mining and processing. While the Bong Mieu tenements were acquired prior to 1996 the general terms applying to such gold tenements remain the same and are as described below:

o	Prospecting Licence – Maximum area 500 km2, first term one year, second term one year, nonexclusive, only reconnaissance prospecting permitted;

Updated Technical Review of Bong Mieu Gold Project

o
Exploration Licence (Metals and Gemstone) –Maximum area 50 km2. One company can hold/apply for up to five (5) licences, but the total area of all licences should not exceed two (2) times the defined maximum licence area (i.e. 100 km2); after the first term of two years, the exploration licences can be renewed a further two (2) times but total renewal period should not exceed twenty-four (24) months. When the renewal period ends, and the licence holders have completed all proposed exploration work but not obtained data sufficient to support mine design and making an investment decision, the exploration licences can be re-issued for a maximum of a further twenty-four (24) months over the same area;

o
Mining Licence –Limited to area required for mining, processing and extension of orebody exploration, first term varies depending on the reserves used for mine design and the annual production specified in the Mining Licence Application. The licence can be renewed a number of times provided the total renewal period does not exceed twenty (20) years, exclusive; and

o
Processing Licence – No specific area, required in order to purchase, import, process, sell and export mineral products. This can be renewed provided the total period does not exceed twenty (20) years.

For all investment projects, Mining Licences may only be issued following Reserve Estimate, Feasibility Study and Mine Design approval.

An Investment License/Certificate (such as that held by Bogomin) establishes the holder as a legal entity with entitlement to conduct business, including exploration and feasibility studies. The issuance of Mining and/or Processing Licences also requires a land-lease agreement with the provincial authority in respect of land required for mining and/or the construction of a processing plant.

Under the current enterprise law the Investment Licence is replaced by an Investment Certificate (IC). For Bong Mieu, the Investment Certificate No. 331022000008 received on June 27 2008 replaced the original Investment Licence 140/GP and related Amendments to the Investment Licence previously granted. This Investment Certificate incorporates all the significant details from the prior Investment Licence document including investment incentives, royalty rates, tax concessions and import tariff exemptions. Additionally, it also reflects an increase in the stated investment capital.

There is currently a draft Mineral Royalty Law being circulated by the Ministry of Finance (MoF) for comment from affected and interested parties. It is expected that this will become effective from the 1st January 2010. In its current form, projects or Petroleum, Gas BCC s, which were

Updated Technical Review of Bong Mieu Gold Project

the royalty rate was specified in the Investment Licence or signed/agreed Petroleum or Gas contracts, the specified royalty will remain effective….”

Therefore, with respect to the Bong Mieu operation, the current royalty rate (3%) will likely remain effective at lease for the term of the current Investment Licence/Investment Certificate.

Updated Technical Review of Bong Mieu Gold Project

4.0  ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE & PHYSIOGRAPHY

4.1  Access

The Property is accessed via paved National Highway No. 1, 60 kilometres from Da Nang to the city of Tam Ky, then southwesterly via Phu Ninh, where a newly formed sealed road leads a further 20 kilometres through Bong Mieu Village to the Property. Within the Property, tracks provide 4-wheel drive access to all of the main prospect areas and exploration sites. These tracks have been upgraded within the Ho Gan mine area and from the Ho Gan plant site to the Nui Kem underground for truck access. The Company has also constructed a concrete bridge across the shallow Bong Mieu River as part of the development of the Ho Gan mine.

4.2 Physiography

The physiography has developed as a result of erosion of the apex of the Bong Mieu anticline producing relatively flat topography in the NW portion of the property but with moderately rugged hill country to the NE and SW of the Bong Mieu River, dominated by steep slopes and numerous gullies. A good portion of the flatter ground is under cultivation mainly for rice production while the more proximal of the steeper country is covered by plantation timber used for paper manufacture.

There is considerable second and third growth tree cover and relatively thick undergrowth. Maximum elevation is approximately 500 metres above sea level with a relief of about 400 metres.

4.3 Climate

The area is characterized by a monsoonal tropical climate with temperatures varying from 42°C in the summer to 16°C in the winter. Maximum temperatures range from 32° in the wet season to 42°C in the dry season. There is a distinct wet season from October through November. Average annual rainfall is 2,500 mm, 75% of which falls between September and December.

4.4 Local Resources & Infrastructure

The local economy is dominated by agriculture although a certain number of inhabitants are finding work with the ongoing highway and general infrastructure construction. The mine development and on going exploration and development programs are providing employment for the local community and has largely resolved the issues of artisanal

Updated Technical Review of Bong Mieu Gold Project

mining (mostly from some of the Ho Gan trenches and pits and Nui Kem underground) experienced in the past.

The Bong Mieu field office and Ho Gan Mine office are located near Bong Mieu village, which is one of some 10 –  12 villages within Tam Lanh commune, which has a population estimated at 5,000 –  10,000. Near the field office there are no services other than several small shops. Bong Mieu village has a small medical clinic for simple medical treatment and Tam Ky has a District hospital with out-patient facilities and trauma casualty facilities. The commune has several primary schools and Tam Ky provides high school education.

Accommodation and meals are available at the field office. The property now has excellent telecommunications including international standard internet. National grid electric lines reach the village and the field office and supply 1.6 MW at 22 kV to the mine. Additional diesel generation capacity has been installed at the plant site and at Nui Kem for additional and emergency power.

The Company has installed a water treatment facility to provide potable water to the field office.

Updated Technical Review of Bong Mieu Gold Project

5.0 HISTORY

5.1 General

Mining activity is reported to have taken place in the project area since the first millennium A.D. by the Cham people who recovered alluvial gold from the Bong Mieu River and coarse visible gold from adjacent areas. It was, however, during the French colonial period from 1895 through 1941 (with a hiatus between 1919 and 1933) that the main mining activity was conducted. French companies mainly focused on the underground exploitation of the Nui Kem deposit. This exploitation ceased following the Japanese invasion during World War II when Vietnam was under the administration of the French Vichy Regime. Some production was undertaken post-war but no details are available. It appears that this activity stopped as rebel activity against the French increased.

Underground production by the French is reported to be in the order of 450,000 tonnes averaging 5.6 g/t Au. The French also produced silver (some 638 kilograms up to 1936) and galena (104 tonnes between 1895 and 1919). There are no mining records of the apparently limited open pit operations conducted by the French at several locations, such as Ho Gan and Ho Ray.

The absence of accurate records makes any estimate of historical production figures very difficult. Based on site inspections by Continental Resource Management Pty Ltd ("CRM") of Australia in 1992 (carrying out exploration activities for Bogomin), mining activity prior to French colonial activity appears to have been relatively minor. In some cases (e.g. Ho Gan), the Cham people may have substantially depleted the richer parts of the near surface resource.

Following the end of the American/Vietnam war in 1975, a number of geological surveys were carried out in the area by Division 503 of the Geological Survey of Vietnam (“GSV”). As a result of this work, the Bong Mieu Provincial authorities for the purpose of underground mining at Nui Kem and recovering alluvial gold from the Bong Mieu River system.

The amount of gold produced by the Bong Mieu Gold Mining Enterprise (1975-1988) is unknown as few records are available.

In October 1988, an agreement was signed covering the Bong Mieu area between MIDECO and Covictory Investment Ltd. ("Covictory") of Hong Kong. Covictory carried out a series of exploration programs, which led to the definition of a resource at Ho Gan as well as the discovery of new indications of gold mineralization in the surrounding area. Finansa Thai Ltd, through a company organised and existing under the laws of Thailand, Bong Mieu Holdings, Ltd., acquired substantial equity in Covictory in 1992 and entered into a

Updated Technical Review of Bong Mieu Gold Project

loan agreement with Bogomin in mid-1993. Exploration on the property, in particular at Ho Gan and Ho Ray, continued until 1994.

Indochina Goldfields Limited ("IGL") gained control of the project early in 1994 through agreements with Bong Mieu Holdings Ltd. Between the late 1980s and 1996, Bogomin, using the services of CRM up to 1994, completed geological mapping (1:5,000), a ground magnetic survey and a soil geochemical survey over the entire Property. This work provided insight into the structure and geology of the Bong Mieu gold deposits. The geochemical map of gold in soils, in addition to clearly indicating areas of known gold, highlighted several new zones for investigation and drilling. These regional exploration efforts led to the focus of activities on five areas, namely Ho Gan, Ho Ray (including Ho Ray West), Nui Kem, Bong Mieu North and Suoi Tre.

Drilling and trenching were carried out on several of these prospects and resource estimates and metallurgical, geotechnical and other studies including a pre-feasibility study covering Ho Gan and Ho Ray were completed.

Olympus acquired Bong Mieu Holdings Ltd. from IGL in September 1997.

Figure 2 - Bong Mieu –  Deposits & Simplified Geology shows the location of the Ho Gan, Ho Ray, Thac Trang and Nui Kem deposits and the other principal occurrences on the Property.

Updated Technical Review of Bong Mieu Gold Project

LEGEND
OLYMPUS PACIFIC MINERALS INC.
BONG MIEU PROJECT
Quang Nam Province, Socialist Republic of Viet Nam
Simplified Property Geology and Land Holdings
Alluvium
Current resource boundary
Resource potential
Historical resource boundary
River and stream
Fault
Bong Mieu Anticline
Section line
Mining Licence boundary
Thac Trang
BM EAST
Ho Ray
Rung De
BM UG
Saro Hill
Nui Kem
Nui Kem West
Suoi Tre
Ho Gan Plant Site
Ho Gan Mine
BM CENTRAL
BONG MIEU WEST
BONG MIEU NW
Bong Mieu Office
A
B
0
1
2
2.5
kilometres

Figure 2 - Bong Mieu – Deposits & Simplified Geology

Updated Technical Review of Bong Mieu Gold Project

5.2 Ho Gan

Topographic surveying, pitting and trenching were carried out and a 130 metres adit driven into the zone in the mid-1990s. Pits and trenches were channel sampled. In the 1/2 Area, test pitting results returned up to 6.88 g/t Au over 4.0 metres and a trench immediately west of the present resource area returned 2.12 g/t Au over 31.0 metres, including 6.38 g/t Au over 4.0 metres and 4.73 g/t Au over 6.0 metres.

Preliminary metallurgical testing was undertaken as early as 1989 and in 1992 by CRM. A resource estimate and conceptual mining study were prepared in 1992.

Fifty one reverse circulation ("RC") holes were drilled, with depths varying from 28 metres to 85 metres and averaging 36 metres. In 1996, following the drilling and metallurgical testing (much of which was managed by CRM) a new Mineral Resource estimate was prepared and incorporated into a preliminary feasibility study, incorporating the Ho Gan and Ho Ray deposits, prepared by Lycopodium Pty. Ltd. (“Lycopodium”) and presented to Bogomin in July 1996. The 1996 Ho Gan resource estimate was prepared prior to present-day JORC or NI43-101 standards being in place and comprised a Measured plus Indicated Resource total of 687,000 tonnes grading 2.0 g/t Au and an additional Inferred Resource of 1,280,000 tonnes grading 1.8 g/t Au, calculated using a cutoff grade of 0.9 g/t Au.

In 1996 and 1997 WGM examined the parameters and procedures used in the various resource estimates but did not audit these estimates nor make any attempt to classify them according to NI43-101 standards. The 1996 estimate is reported because it was considered by WGM and Olympus to be relevant and of historic significance.

The Lycopodium preliminary feasibility study, (WGM did not review this in detail), indicated that the project was not economically viable based on the parameters used at that time.

5.3 Ho Ray

Historic records show that the French drove nine adits into Ho Ray and evidence of this is still visible. Mapping, soil geochemical surveying, trenching and surface bedrock sampling were carried out by Bogomin between 1992 and 1994. In 1994, 1995 and 1996 some 96 RC holes were drilled on a roughly 100 metres by 30 metres to 60 metres grid pattern. Gold assays were higher on average in 1995 than 1994. This was attributed to the use of a 3 kilograms pulverized sample in 1995 as opposed to one weighing only 250 grams in 1994. Also in 1995, one of the RC holes was deepened by diamond drilling, one other core hole twinned an RC hole and a third diamond drillhole was drilled.

In 1996, 18 further core holes were drilled on 50 metre fill-in sections. Rock Quality

Updated Technical Review of Bong Mieu Gold Project

Designation ("RQD") and specific gravity ("SG") data were gathered. CRM then prepared a Mineral Resource estimate and incorporated it along with a preliminary pit design and the results of 1996 metallurgical testing into the preliminary feasibility study referred to above. The Ho Ray resource estimate was prepared prior to present-day JORC or NI43-101 standards being in place and comprised an Indicated oxide resource plus an Indicated sulphide resource for a total of 878,000 tonnes grading 1.9 g/t Au. There was an additional Inferred Resource of 1,380,000 tonnes grading 1.8 g/t Au. All estimates employed a cutoff grade of 0.9 g/t Au. WGM made a cursory examination of the resource estimate parameters and procedures in 1996 and 1997 but did not audit the estimate or attempt to classify it according to NI43-101 standards. The estimate is reported because it is considered by WGM and Olympus to be relevant and of historic significance.

5.4 Thac Trang

Thac Trang located some 400 metres southeast of the Ho Ray deposit had only limited exploration activity historically. There was a wide spaced reverse circulation percussion (RC) drill program completed in 1996 by Indochina Goldfields. Some 8 RC holes were drilled for a total of 361.5 metres. Significant intersections are tabulated below in Table 5 -Thac Trang: Significant Drillhole Intersections. No significant exploration activity was undertaken between 1997 and early 2003.

Drillhole	From	To	Interval	Au
	(m)	(m)	(m)	(g/t)
HRRC48	26.00	27.00	1.00	2.31
and	36.00	39.50	3.50	0.71
HRRC52	28.00	32.00	4.00	1.12
HRRC66	48.00	56.00	8.00	1.27
HRRC67	12.00	13.00	3.00	1.35

Table 5 - Thac Trang: Significant Drillhole Intersections

5.5 Nui Kem

The mine is located in the central part of the Investment Licence on a rugged hill rising 400 metres above the Bong Mieu River. The mine is accessible from the Bong Mieu camp and Ho Gan mine site via a newly constructed two lane gravel road suitable for mine vehicles and trucks. The workings are accessed by more than 30 adits (between 165 and 400 mASL) located along the northern flank of the hill.

Updated Technical Review of Bong Mieu Gold Project

The mine workings include some 18,000 metres of drives and crosscuts on 15 levels at elevations between 200 and 400 mASL. After the cessation of production, the workings were investigated by the GSV and between 1989 and 1992 by CRM. The GSV collected 426 samples. During exploration programs in 1989 and 1992, CRM conducted systematic mapping of some of the underground workings, took more than 750 channel samples of about 15 kilograms to 20 kilograms each and compiled a plan of the underground workings from a variety of sources. Density determinations were carried out on several samples. Limited metallurgical testing was carried out in 1989.

CRM used the channel sample data as a basis for the resource estimate carried out in 1993. Previous sampling, conducted by the GSV, was not used in CRM's resource estimate so that there would be consistency in sampling and assaying procedures. It should be noted that the lack of accurate plans had a negative impact on the precision of this resource estimate. CRM carried out a review of the Mineral Resources at Nui Kem in 1992/3 using block modelling techniques to estimate underground resources. The estimate was prepared prior to present-day JORC or NI43-101 standards being in place and comprised a Measured plus Indicated total of 216,000 tonnes grading 6.5 g/t Au and an additional Inferred Resource of 1,220,000 tonnes grading 8.1 g/t Au, using a lower cut off grade of 3.0 g/t Au. WGM examined the resource estimate parameters and procedures in 1996 and 1997 but did not audit the estimate or attempt to classify it according to NI 43-101 standards. The estimate is reported because it is considered by TMCSA (and previously WGM) and Olympus to be relevant and of historic significance.

Updated Technical Review of Bong Mieu Gold Project

6.0  GEOLOGICAL SETTING

6.1  Regional Geology & Structure

The Bong Mieu property is situated in central Vietnam, 20 kilometres south of one of the main branches of the Phuoc Son Suture, which is probably one of the most important structural controls of gold metallogeny in central Vietnam. The suture trends E-W from the South China Sea at Tam Ky for almost 100 kilometres to Kham Duc, where it is transected by a series of complex cross folds and faults.

West of Kham Duc, the suture trends in a NW-SE direction for a distance of more than 100 kilometres into and across Laos. The Phuoc Son Suture structurally juxtaposes Archean to Proterozoic high grade crystalline metamorphics of the Kontum Craton against a Palaeozoic sequence of lower grade metamorphics of the Truong Son Geosyncline. See Figure 3 -Tectonic Map of Vietnam & Surrounding Areas and Figure 4 - Regional Geology Map, Quang Nam Province.

The Kontum Craton is the largest body of Precambrian crystalline rocks in Indochina. The craton block mainly comprises high grade crystalline rocks of the Kham Duc Formation. These include quartz-feldspar-biotite schists and gneisses and interlayered amphibolite, calc-silicate augen gneiss, quartzite and strongly foliated meta-granite and migmatites. Foliation is predominantly E-W, with a general southerly dip of 20° to 60°. The Kham Duc Formation is intruded by multiple igneous phases of various ages. The geosynclinal rocks of the Truong Son syncline comprise mainly sericite, chlorite and graphite schist and intercalated greenstone and carbonate rocks of the A Vuong Formation.

North of the Phuoc Son Suture, the A Vuong Formation hosts numerous intrusive phases, including hornblende diorite and quartz diorite plutons and sills. Igneous complexes intruding both the Kham Duc and A Vuong Formations range from mafic granodiorite and biotite granites of Permian to Lower Triassic age and younger pegmatite dykes. The A Vuong rocks appear to have been thrust southwards over the Kham Duc crystallines along the line of the Phuoc Son Suture, possibly beneath a higher-level ophiolite nappe.

The schists, crystalline rocks and the Phuoc Son Suture appear to have been subsequently back folded into complex northward facing overturned folds. These two tectonic events are interpreted to be two phases of a major orogeny, which could be as young as Late Permian. The Phuoc Son Suture is therefore considered to be a major tectonic lineament associated with extensive faulting, shearing, and intrusive emplacement with associated gold mineralizing processes. The regional geology and schematic structural setting of Bong Mieu are shown on Figure 3 - Tectonic Map of Vietnam & Surrounding Areas and Figure 4 -Regional Geology Map, Quang Nam Province.

Updated Technical Review of Bong Mieu Gold Project

CHINA
BURMA
LAOS
HANOI
HAI PHONG
PHU BIA DEPOSITS (Pan Australian Resources)
Socialist Republic Of VIETNAM
Eastern Sea
THAILAND
SEPON DEPOSIT (Oxiana)
HUE
DANANG
TAM KY
PHUOC SON
PHUOC THANH
BONG MIEU PROJECT
CAMBODIA
Gulf of Thailand
HO CHI MINH CITY
Kilometres
Legend:
Precambrian Craton
Granites
Significant faults (deep seated structures are named)
Ophiolite belts
Modified after Olympus Pacific Minerals Inc.
OLYMPUS PACIFIC MINERALS INC.
BONG MIEU PROJECT
Quang Nam Province, Socialist Republic of Vietnam
Tectonic Map of Vietnam and Surrounding Areas

Figure 3 - Tectonic Map of Vietnam & Surrounding Areas

Updated Technical Review of Bong Mieu Gold Project

OLYMPUS PACIFIC MINERALS INC.
BONG MIEU PROJECT
Regional Geology Map, Quang Nam Province
EXPLANATION
BONG MIEU PROJECT
PHUOC SON PROJECT
Quang Nam Province
Eastern Sea
Thua Thien-Hue Province
Quang Ngai Province
Kon Tum Province
LAOS
PHUOC THANH

Figure 4 - Regional Geology Map, Quang Nam Province

Updated Technical Review of Bong Mieu Gold Project

6.2  Property Geology

6.2.1  General

The dominant structural feature within IL140 is the Bong Mieu anticline. The anticline axis trends more or less east-west through in the western and central parts of the licence and then trending to the south east on the eastern side. This is an open fold that has traditionally been interpretated to have an east and south easterly moderate plunge. Remote sensing work by Encom Technology in 2008 has shown the possibility that the Bong Mieu anticline is in fact an anticlinal dome with a westerly plunge component as well. The limbs of the anticline are generally shallow dipping. The geology of the Bong Mieu Investment Licence and a schematic cross-section are shown in Figure 5 - Bong Mieu: Simplified Geology and Figure 6 - Schematic Cross-section across Bong Mieu Anticline Looking West below.

Updated Technical Review of Bong Mieu Gold Project

LEGEND
Alluvium
Gneissoid feldspar-biotite schist
Sillimanite- biotite gneissic schist
Two mica granitic gneiss
Augen gneiss
Current resource boundary
Resource potential
Historical resource boundary
River and stream
Fault
Bong Mieu Anticline
Section line
Mining Licence boundary
OLYMPUS PACIFIC MINERALS INC.
BONG MIEU PROJECT
Quang Nam Province, Socialist Republic of Viet Nam
Simplified Property Geology and Land Holdings
BM EAST
Thac Trang
Ho Ray
Rung De
BM UG
Saro Hill
Nui Kem
Nui Kem West
Suoi Tre
Ho Gan Plant Site
Ho Gan Mine
BM CENTRAL
BONG MIEU WEST
BONG MIEU NW
Bong Mieu Office
A
B
0
1
2
2.5
kilometres
Modified after Olympus Pacific Minerals Inc.

Figure 5 - Bong Mieu: Simplified Geology

Updated Technical Review of Bong Mieu Gold Project

OLYMPUS PACIFIC MINERALS INC.
BONG MIEU PROJECT
Quang Nam Province, Socialist Republic of Vietnam
Schematic Cross Section across the Bong Mieu Anticline Looking West
BONG MIEU ANTICLINE
A
B
HO RAY - THAC TRANG
RUNG DE
NUI KEM
? Granite Intrusive ?
UNIT 1
UNIT 2
UNIT 3
UNIT 4
UNIT 5
UNIT 6
UNIT 7
UNIT 8
F
metres (above sea level)
LEGEND
UNIT 8: Quartz-feldspar-biotite /dolomite-calcsilicate schist
UNIT 7: Quartz-feldspar / hornblende-pyroxene schist/skarn
UNIT 6: Quartz-feldspar / amphibole-phlogopite schist
UNIT 5: Quartz-feldspar-biotite schist / garnet gneiss
UNIT 4: Quartz-biotite-feldspar schist
UNIT 3: Quartz-biotite-feldspar schist
UNIT 2: Quartz-biotite-feldspar schist
UNIT 1: Sericite-biotite schist
Biotite-sillimanite gneiss / 2 mica granite gneiss
Faults + conjectural fluid flow paths
Tentative correlation across the axis of the Bong Mieu Anticline (subject to review)

Updated Technical Review of Bong Mieu Gold Project

Metamorphic foliation tends to be parallel to the metamorphic (and possibly the original) compositional layering. This foliation has a shallow dip of between 5° and 45° on the southern flank of the anticline and a slightly steeper dip on the northern flank.

The Proterozoic Kham Duc Formation underlies the area covered by IL140. These crystalline metamorphic rocks are mid amphibolite facies.

The eroded core of the Bong Mieu anticline comprises biotite-sillimanite gneiss, overlain by sericite-biotite schist. Lithologies higher in the sequence consist of quartz-feldspar-biotite schist and gneiss. These cover a large part of the licence area and are dominant on the southern flank of the Bong Mieu anticline as in the Nui Kem and Suoi Tre area.

Intercalated with the quartz-feldspar-biotite schist at higher levels are amphibolite schist units. A package of lithologies compositionally different to those already mentioned occurs on the northern flank of the anticline at the Ho Ray gold deposit. These lithologies comprise biotite-garnet schist, calc-silicate, quartzite and amphibolite. Additionally, augen gneiss, foliated granite sheets, pegmatite and quartz veins are interlayered with and cross-cut the metamorphic stratigraphy. Granite, granite gneiss and pegmatite are also present in the core area of the anticline at the Ho Gan gold deposit. Calc-silicate rocks similar to those seen at Bong Mieu East have also been observed at Nui Kem in the underground workings, and indicate a genetic link between the two deposits, although here they appear rarely auriferous.

The property is transected by a number of northwest-southeast trending faults possibly representing faulting associated with the formation of the anticline and possibly represents controlling structures for the mineralising fluids. Other sets of north to northeast trending faults are recognised and have been modelled based on examination of drill core and mapping. Some of these at least are interpreted as post mineralisation.

6.2.2 Bong Mieu East (Ho Ray and Thac Trang)

The geology of the Ho Ray and adjacent Thac Trang deposits on the north side of the anticline has some significant differences to the geology of Ho Gan and Nui Kem on the south limb of the Bong Mieu anticline.

Metamorphic foliation is slightly steeper than on the southern limb anticline, averaging 30° to the north and northeast.

Ho Ray and Thac Trang are underlain partly by the same lithologies as elsewhere on the licence area, such as quartz-mica schist, gneiss, granite and pegmatite. In addition there are lithological units that include biotite-garnet schist, calc-silicate, quartzite and amphibolite.

Updated Technical Review of Bong Mieu Gold Project

The understanding of the geology of the Ho Ray and Thac Trang deposits has increased through extensive geological logging of diamond drill core and petrological studies.

The calc-silicate lithologies have been divided into four metamorphic stratigraphic units, which are thought to reflect the original composition of the sequence. These units are described from the base up as follows:

o
Unit 5 – a coarsely porphyritic quartz-feldspar gneiss, commonly brown coloured due to abundant garnet, inter-banded with sericite schist, biotite schist and minor amphibolite. This unit carries no gold;

o	Unit 6 –a mixed amphibolite (sometimes altered to phlogopite schist) grading to biotite schist and quartz-feldspar gneiss grading to quartzite. This unit contains approximately half the gold resource;

o
Unit 7 –a massive mottled light green to dark green skarn, described as a hornblende-clinopyroxene-fluorite-sphene skarn with irregular quartz-feldspar cavity fills, quartzite and dolomite. This unit contains the remainder of the gold resource. It is strongly anomalous in fluorine and carries disseminated and cavity fill scheelite; and

o
Unit 8 –a maroon coloured quartz-feldspar porphyroblastic schist with common garnet, centimetre scale inter-bands of green skarn, gneissic bands and dolomite. The unit commonly carries anomalous Au values, which range from 0.05 g/t Au to 0.15 g/t Au.

An important observation, which is discussed more fully in the sections on exploration and mineralisation, is to recognise that there is a close relationship between the calc-silicate lithologies and some of the younger pegmatitic phases, and leucocratic felsic intrusives to the metasomatic and hydrothermal effects on the rocks and gold, scheelite and fluorite mineralisation.

A porphyroblastic mafic, quartz-feldspar gneiss occurs irregularly within this sequence and is interpreted as migmatitic and intrusive.

Faults, fault breccias and mylonite zones with a variety of age relationships can transect or parallel the metamorphic foliation.

A map of the geology is shown in Figure 7 - Bong Mieu East: Simplified Geology, Existing & Drillhole Location Plan and sections through Ho Ray and Thac Trang in Figure 8 - Ho Ray: Schematic Cross-Section and Figure 9 - Thac Trang: Schematic Cross-Section.

Updated Technical Review of Bong Mieu Gold Project

OLYMPUS PACIFIC MINERALS INC.
BONG MIEU PROJECT
Quang Nam Province, Socialist Republic of Viet Nam
Bong Mieu East
Simplified Geology and
Drill Hole Location Plan
LEGEND
Alluvium
Mica-feldspar-quartz schist interpolated with calc-silicate
Massive hornblende-pyroxenite skarn alteration
Amphibolite schist
Quartz-feldspar-biotite schist
Garnet-sillimanite-mica-quartz schist
Sillimanite-biotite gneissic schist
Two mica granitic gneiss
Migmatized plagiogranitic gneiss, granitic gneiss & augen gneiss
Current resource boundary
Resource potential
Section line
Fault
Drill road
Hole completed during 1995-2003 period
Reverse circulation hole
Diamond hole
Combined RC&Diamond hole
Hole completed in 2003-2007 period
Hole completed in 2008
Pit/Shaft
metres
500
THAC TRANG NE
THAC TRANG
HO RAY
RUNG DE
F1
F2
F2a
F3
F3a
F3b
Modified after Olympus Pacific Minerals Inc.

Updated Technical Review of Bong Mieu Gold Project

OLYMPUS PACIFIC MINERALS INC.
BONG MIEU PROJECT
Quang Nam Province, Socialist Republic of Viet Nam
Ho Ray- Schematic Cross Section
(Looking Northwest)
A
B
m (asl)
300
250
200
150
Unit 8
Unit 7
Unit 6
Unit 5
0
50
100
metres
LEGEND
Unit 8
Garnet bearing quartz-feldspar schist, thin bands (in centimetres) of green skarn, gneiss and dolomite
Unit 7
Massive skarn (hornblende+ pyroxene+ fluorite+ sphen), minor quartz- feldspar pegmatite and dolomite
Unit 6
Amphibolite (occasionally replaced by phlogopite schist) biotite schist, quartz- feldspar gneiss and quartzite
Unit 5
Quartz- feldspar gneiss, intercalated with two-mica schist, minor amphibolite
> 0.50 g/t Au
0.1- 0.5 g/t Au
Diamond drill hole
Pit/Shaft
Modified after Olympus Pacific Minerals Inc.

Figure 8 - Ho Ray: Schematic Cross-Section

Updated Technical Review of Bong Mieu Gold Project

Updated Technical Review of Bong Mieu Gold Project

7.0 DEPOSIT TYPES

The majority of gold deposits and prospects on the Property lie within the core and on both limbs of the Bong Mieu anticline. Mineralization at all locations on the south side of the anticline occurs within shears that host quartz-sulphide veins, brecciated quartz-sulphide schist and/or sulphide bearing schist. The shears are generally concordant with the metamorphic foliation.

They occur as a series of parallel to sub parallel shallow dipping structures in some areas such as Nui Kem and Ho Gan and have been traced for up to 2 kilometres laterally and/or down-dip.

It is notable, however that in the Nui Kem mine the steeply dipping AD2 fault is also mineralised and opens the possibility of additional steeper inclined deposits that may have acted as fluid conduits and feeders for the flatter lying mineralisation.

In the Ho Ray and Thac Trang prospects on the northern limb of the anticline gold +/- silver, bismuth, tungsten and fluorine mineralization occurs within calc-silicate lithologies and underlying quartzite, biotite schist and gneiss. The mineralization appears to be more or less concordant with the metamorphic stratigraphy and multiple sub-parallel zones have been recognised in the drilling.

These zones dip gently (20o –  40o) north to north east at Ho Ray, while at Thac Trang there appears to be a more dominant north easterly dip to the mineralization. This may be a reflection of the change in strike of the Bong Mieu -west anticline s to south-east in this vicinity. It is now clear that the Ho Ray and Thac Trang areas are part of the same deposit with continuity becoming apparent with the recent drill program.

The style of the mineralization in the Bong Mieu licence area is consistent with formation at mesothermal depths and associated with magmatic hydrothermal fluids. A number of granitic intrusives are recognised as being younger than the host metamorphics and could be the source of such mineralising fluids.

The hydrothermal alteration styles and geochemical associations are consistent with this hypothesis. In broad terms, the calc-silicate skarn associations at Ho Ray and Thac Trang have resulted from fluid interaction with primary calcareous host rocks but from a deposit type stand point the presence of gold associated with bismuthanite, the presence of molybdenite, scheelite, fluorite and epigenetic tourmaline all point to the mineralization on the north side of the anticline being more proximal to the magmatic fluid source.

Similarly the strong quartz-gold-basemetal sulphide association at Ho Gan and Nui Kem along with the well developed retrograde sericite hydrothermal alteration in the ore zones

Updated Technical Review of Bong Mieu Gold Project

indicates deposition in a more distal environment to the magmatic source. The timing of mineralization is still unclear. Dating of galena from Nui Kem gave a derived age of 200 my. Recent U-Pb dating by the University of Tasmania has given ages of 423my, the crystallization age of an orthogenesis from the Bong Mieu River, while the ages of metamorphism for several coarse grained felsic granites and gneissic rocks from Ho Ray are between 211my and 338my. A felsic dyke from Nui Kem gave an age of 239my. These ages are preliminary, but are consistent with the younger age of mineralisation indicated in the galena from Nui Kem and the observations of petrology.

Updated Technical Review of Bong Mieu Gold Project

8.0  MINERALIZATION

8.1  Ho Ray and Thac Trang

The mineralization at both Ho Ray and Thac Trang, including the Rung De and Thac Trang NE are very similar with a strong calc-silicate skarn association and felsic intrusives with associated pegmatitic phases.

Gold-bismuth-tungsten-molybdenum-fluorine mineralization has been shown to generally occur within Units 6 and 7 (Unit 6 –  a mixed amphibolite grading to biotite schist and quartz-feldspar gneiss grading to quartzite & Unit 7 –  a massive mottled light green to dark green skarn).

A series of sub-parallel shallow dipping mineralized zones are recognised in the deposits with continuity established from drillhole data.

Recent observations from the 2007-2008 drill programs, and re-logging of drill core, have shown that while the general observation of the lithologic controls of mineralization in units 6 and 7 can be applied, in detail there is a definable metasomatic/hydrothermal alteration associated with mineralization.

These alteration effects can be classified as;

·	a prograde late magmatic alteration event related to the pegmatitic phases and early skarn mineralisation,

·
retrograde hydrothermal alteration often characterised by presence of secondary biotite(?), sericite, epidote, chlorite minerals, etc. This affects the skarns, pegmatitic phases and some of the other lithologies including the biotite schists.

Gold (plus minor sulphide) occurs as disseminated grains and aggregates along foliation within calc-silicate lithologies, as fill accumulations in fractures within brittle lithologies such as quartz veins and as fill in fractures termed "spider veins". The spider veins occur at lithological contacts where a rock competency contrast is evident. Some, though not predominant, mineralization occurs within hairline fractures that cut the foliation at a shallow angle to the core axis. These latter fractures were interpreted by some past workers to reflect steeply dipping structures as the main control on location of mineralization.

The gold is often associated with pyrrhotite + pyrite + galena + chalcopyrite + bismuthinite + scheelite + cassiterite + molybdenite. Petrological studies on polished sections of metallurgical concentrates of Ho Ray mineralization show that most gold is closely associated with, and sometimes hosted by, bismuthinite. Tungsten mineralization

Updated Technical Review of Bong Mieu Gold Project

as scheelite occurs as fine particles within the metamorphic foliation and as coarse grains parallel to some of the interpreted steeply dipping structures. Alteration mineralogy comprises biotite, chlorite and carbonate, epidote and sericite and a portion of the resource is in the form of oxide mineralization.

England, 2004, describes a sample of endoskarn and exoskarn from Ho Ray with Au-Bi mineralization as being of two types.

(i) Stringers in the endoskarn containing cube-shaped pyrite partly enveloped by pyrrhotite and associated with <3 mm strained anhedral scheelite grains. Patchy disseminations of fine chalcopyrite occur in anhedral clinozoisite and prehnite alteration of host plagioclase in the stringers. Rare <70 micron gold is associated with chalcopyrite.

(ii) Patches and stringers parallel to the foliation, of finely disseminated <0.1 mm anhedral to prismatic bismuthinite and <50 micron anhedral native bismuth mainly in the exoskarn. He states that it is always possible to find rare fine gold grains in these Bi-rich disseminations. The disseminations are most common in aggregates of fine-grained clinopyroxene, but they occur rarely in patches of clinozoisite-prehnite alteration in endoskarn plagioclase.

He also notes the presence of molybdenite-tungstenite as inclusions in scheelite. Of interest is his observation that the endoskarn is clearly derived from an intrusive similar to the tonalite and granodiorite from Ho Ray North. From reviewing England s on a variety of petrological and mineragraphic descriptions it seems that the main gold mineralizing events occurred post peak metamorphism, most likely associated with magmatic fluids but with a component of remobilisation during retrogressive hydrothermal alteration.

8.2 Ho Gan

Gold mineralization is located within several closely stacked shallow dipping shears that host quartz-sulphide veins, brecciated quartz-sulphide-schist, and/or sulphide bearing schist (occasionally oxidized and carrying limonite/goethite). Some shears have a demonstrated lateral extent of 2 kilometres. The most common sulphide is pyrite. Galena and arsenopyrite also occur. Much of the shallow dipping deposit crops out or lies at a shallow depth beneath the surface and varies in thickness from a few centimetres to 11.6 metres. Previous small-scale mining by the Cham, French and Vietnamese left substantial thicknesses of debris over parts of the deposit. The present day topography is effectively a dip slope reflecting the mineralized shears and metamorphic foliation. A number of gullies and steep valleys dissect the topography and deposit.

Updated Technical Review of Bong Mieu Gold Project

The deposit has been previously shown in plan as constrained within and by fault boundaries. There is field evidence for some of these structures, however, reconnaissance geochemical rock chip sampling of mineralized sheared schist and quartz veins returned Au assays up to 4.36 g/t Au to the west of the currently defined limits of the deposit.

8.3 Nui Kem

Gold mineralization at Nui Kem is hosted by a series of parallel to sub-parallel quartz + sulphide veins that occupy shears in the underlying quartz + feldspar + biotite schist and gneiss. The main veins are known as Nui Kem Main Vein, Saro (Hill) Vein, and Petit Saro Vein. A simplified geology plan is shown in Figure 10 - Nui Kem Underground Workings, Geology, Existing & Planned Drillhole Locations and schematic cross-section is displayed in Figure 11 - Nui Kem: Schematic Cross-Section below.

Updated Technical Review of Bong Mieu Gold Project

OLYMPUS PACIFIC MINERALS INC.
BONG MIEU PROJECT
Quang Nam Province, Socialist Republic of Viet Nam
Nui Kem Underground Workings,
Surface Exploration and
DDH Location Plan
Modified after Olympus Pacific Minerals Inc.
LEGEND
Quartz-feldspar-biotite schist
Mica-feldspar-quartz schist
Intrusive
Vein outcrop/projection
Fault
French adit
Historical resource
(M-Measured, I-Indicated,
Inf-Inferred)
Nui Kem current underground
exploration development
Hole completed in 2005
Hole completed in 2008
Section line
metres
0
500
Saro Hill
Nui Kem Main Vein Outcrop and Surface Projection
NKDD02
NKDD05
NKDD08
NKDD09
NKDD10
NKDD11
NKDD13
NKDD14
1703500N
1703000N
223 500E
224 000E
224 500E
225 000E
225 500E

Updated Technical Review of Bong Mieu Gold Project

OLYMPUS PACIFIC MINERALS INC.
BONG MIEU PROJECT
Quang Nam Province, Socialist Republic of Viet Nam
Nui Kem- Schematic Cross Section
(Looking West)
Modified after Olympus Pacific Minerals Inc.
E
F
m (a.s.l.)
500
400
300
200
100
Adit D= 0.98m @ 23.03 g/t Au.
2.0m @ 0.39 g/t Au
0.8m @ 0.53 g/t Au
1.4m @ 1.01 g/t Au
Fault
4.26m @ 2.79 g/t Au
incl. 1.40m @ 6.06 g/t Au
0.80m @ 0.77 g/t Au
1.00m @ 5.43 g/t Au
incl. 0.50m @ 10.60 g/t Au
1.30m @ 1.71 g/t Au
1.15m @ 1.65 g/t Au
NKUV1
NKUV2
NKUV3
NKMV
1
2
3
0
100
200
300
metres
LEGEND
1 Mica-feldspar-quartz schist
2 Quartz-feldspar-biotite schist intercalated with amphibolite, mafic schist and granitic gneiss.
3 Intercalated biotite schist, mafic schist, gneissic amphibolite and minor (mafic) calc-silicate.
Nui Kem Upper Vein(s)
Nui Kem Main Vein
Lithological contact
NKDD06 Diamond drill hole
Drill assay

Figure 11 - Nui Kem: Schematic Cross-Section

Updated Technical Review of Bong Mieu Gold Project

They have been exploited over a strike length of some 2 kilometres and down dip for at least 350 metres. Foliation dips variably but gently, generally to the south at between 5° and 45°. The common sulphide minerals are pyrite, galena, sphalerite, lesser pyrrhotite and chalcopyrite (observed in oxidising crushed rock to occur more towards the eastern part of the area). The veins and lodes strike at about 058°, vary in thickness up to 2.2 metres and average 1.0 metre. Several major N to NNW trending faults crosscut the main underground workings. Previous structural analysis of measurements indicated that these oblique slip faults have relative dextral movement. Horizontal displacement is estimated to vary from 25 metres to 230 metres and the faults are sometimes mineralized.

A quartz veined and brecciated schist zone(s), referred to as the Nui Kem Upper Vein(s) (NKUV) lies stratigraphically above the main area of past mining, has a similar orientation to Nui Kem and generally trends NE (030o –  045o) to almost EW and with a gentle south to southeast dip of 15o –  30o. Mineralization here mostly consists of pyrite, pyrrhotite, galena and sphalerite. The discovery of these mineralized veins is in line with the previous observation made at Nui Kem that there are stacked mineralized zones/veins developed within the metamorphic rock sequence.

Updated Technical Review of Bong Mieu Gold Project

9.0  EXPLORATION

9.1 1997 To 2003

Details of exploration between 1997 and 2003 follow. This information is largely derived from the WGM 2004 report.

From 1997 until late 2001 Olympus (which managed the project for Bogomin) carried out no work on the Property. During this period, a small staff was employed to maintain a presence at the field office, to keep the Property secure and discourage artisanal mining as much as possible.

In mid-2002, Olympus renewed work at Bong Mieu. The Property database was reviewed, mapping and sampling carried out and historic Mineral Resource estimates reassessed. A start was made on preparing updated JORC-compliant Mineral Resource estimates and recommendations were made for additional work.

In May 2003 a new work program commenced. On a regional scale, the previous magnetic survey was reprocessed and reinterpreted. Reconnaissance mapping and sampling was carried out to investigate the magnetic anomalies and prioritised soil geochemical anomalies highlighted in past programs. Ninety-three samples were collected for assay and 18 petrological samples were taken. Twenty of the samples returned values of >0.1 g /t Au (ranging up to 19.99 g/t Au) and the petrological studies indicated that the rocks sampled had been subject to high temperature metamorphism (>700°C) at considerable depth. A further 52 reconnaissance rock samples and 18 petrological samples were collected in October and November, 2003. Twenty-nine of the rock samples returned values of >0.1 g/t Au and ranged up to 34.67 g/t Au. The petrological studies showed that the mineralization at Ho Ray is Au-Bi skarn type, with both exoskarn and endoskarn rocks identified.

The mineralization at Ho Gan was stated to be quartz-sulphide, low temperature, mesothermal style (emplaced into sheared and brecciated zones), likely derived from reducing fluids. A greisenised, sheeted quartz veined granite carrying disseminated pyrite was identified from Ho Gan.

Elsewhere, at Thac Trang, Rung De and Bong Mieu West, calc-silicate lithologies were noted and from the northern part of the Property various intrusive rocks (tonalites to granodiorite) were described. The digital database of the Property was updated on an ongoing basis during 2003.

Over the course of the 2003 reconnaissance exploration program, several areas were identified as meriting follow-up work. The most important were Ho Ray East and Thac

Updated Technical Review of Bong Mieu Gold Project

Trang (now known collectively as Thac Trang), Ho Gan West, Ho Ray West, Rung De, Nui Kem North and Nui Kem South. Bong Mieu West and Nha Tung East also showed promise. These areas are shown previously in Figure 5 - Bong Mieu: Simplified Geology.

At Ho Gan some 1.6 tonnes of mineralized samples were collected in fifty bags from surface bedrock, old pits and surface debris from previous small-scale/artisanal mining for metallurgical testing. These samples were sent to the Olympus sample preparation facilities at Kham Duc and crushed to minus 75 mm. Sample splits of 0.5 kilograms from each bag were sent to Genalysis Laboratory Services Pty Ltd (“Genalysis”) in Australia for multi-element assay.

Average assay values were 2.93 g/t Au (individual assays cut to 10.0 g/t Au) and 4.73 g/t Ag. A portion of the 1.6 tonnes was sent to SGS NZ Ltd. in Waihi, New Zealand in December 2003 for bottle roll and column leach testing. This SGS testing along with that on a Ho Ray sample were suspended as discussed in Section 15 of this report.

At Ho Ray six pits/shafts, varying in depth from 7 metres to 16 metres were excavated in order to obtain samples of oxide and sulphide material for metallurgical testing. Five of the six shafts were mapped and channel or chip sampled (the sixth flooded prematurely). The mapped geology compared well with that obtained from the RC drilling carried out in the past.

Twenty-four samples of this material were sent to Genalysis for multi-element analysis. Assays for oxide material in Shaft 2 and Shaft 3 returned values ranging from 0.08 to 7.43 g/t Au and 0.55 to 3.44 g/t Au respectively. Sulphide material from Shafts 1, 4 and 5 returned values ranging from 1.39 to 3.78 g/t Au, 0.02 to 0.32 g/t Au and 0.07 to 7.32 g/t Au respectively. Some 2.6 tonnes of oxide (1.3 tonnes for testing and 1.3 tonnes as a duplicate sample) material and a similar amount of sulphide material were collected. A portion of these samples formed part of the 1.6 tonnes sent to SGS in December 2003. No sample preparation for the channel/chip samples from the pits/shafts was undertaken by Olympus in Vietnam; however, the bulked metallurgical sample material was crushed to minus 75 mm at the Bong Mieu site.

At Nui Kem, 2003 work consisted largely of digitizing data in order to prepare plans and sections and lay out exploration drillholes designed to confirm and update the historic resource estimates. Some problems were encountered with co-ordinate system compatibility but these have now been solved.

At Rung De, late 2003 channel sampling of a quartz vein returned up to 16.16 g/t Au, 117.6 g/t Ag over 3.0 metres and at Nui Kem North samples of locally derived float returned highly anomalous gold values.

Updated Technical Review of Bong Mieu Gold Project

9.2 Exploration 2004 to 30 April 2009

Bong Mieu Gold Mining Company has conducted a vigorous exploration campaign from 2004 to 30 April 2009 consisting of geologic mapping, sampling and diamond drilling. Most of the activities were focused at Bong Mieu East (Ho Ray, Thac Trang and Rung De), Bong Mieu Central (Ho Gan) Bong Mieu Southeast (Nui Kem Underground, Nui Kem Upper Vein and Saro Hill and Bong Mieu South (Nui Kem West and Suoi Tre).

·	Ho Gan Prospects

In 2004, a 34-hole infill diamond drilling program was undertaken on the Ho Gan 7/8 Area (northwest portion of the Ho Gan deposit). Its purpose was to enable a revised Mineral Resource estimate and to assist in planning for the now operational surface mining and processing operation.

Twelve other holes were drilled west and southwest of the Ho Gan 7/8 Area. They served as step-out exploration holes and as condemnation holes for possible processing plant, overburden, waste storage and tailings impoundment areas. No significant results were encountered in these 12 holes.

Drill Hole	From	To	Interval	Gold
	(m)	(m)	(m)	(g/t)
HGDD053	0.00	7.00	7.00	2.79
Incl.	0.00	1.00	1.00	3.34
Incl.	4.50	7.00	2.50	5.27
HGDD056	0.00	3.00	3.00	1.15
HGDD057	0.00	7.00	7.00	1.44
Incl.	0.00	4.00	4.00	2.10
HGDD060	0.00	2.00	2.00	1.46
	8.00	11.00	3.00	6.89
HGDD062	0.00	8.40	8.40	0.55
	0.00	2.00	2.00	0.96
HGDD074	0.00	4.00	4.00	1.58
HGDD077	0.00	4.00	4.00	3.82
HGDD083	0.00	12.00	12.00	2.87
Incl.	0.00	4.30	4.30	1.54

Table 6 - Ho Gan - Typical 7/8 Area 2004 Drill Intersections

Updated Technical Review of Bong Mieu Gold Project

Ho Gan Surrounds

During the period 2004-2006, several exploratory drilling campaigns were conducted at the areas surrounding Ho Gan in order to discover additional ore for the Plant, and also for sterilisation purposes.

At Ho Gan East

Approximately 1 kilometre to the east of the Plant Site, float and outcrop samples yielded values from a low of 0.04 g/t Au to as high as 18.5 g/t Au. The target in this prospect is a siliceous breccia zone. Two (2) holes with total 90.6 metres tested the target but with no significant result.

At Ho Gan North

Four (4) short diamond drill holes (total depth of 54.4 metres) were sunk to test a breccia zone exposed in a small stream. No significant results were obtained from these holes.

At Ho Gan West

Nine (9) diamond holes (total 651.70m) were drilled to test the western continuity of the Ho Gan orebody. Significant intercepts of holes are as follows:

o	HGWDD02: 46.6 –48.5m= 1.9m at 3.69 g/t Au;

o	HGWDD03: 37.0 –38.0m= 1.0m at 1.76 g/t Au;

o	HGWDD04: 2.2 –6.0m=3.8m at 0.94 g/t Au (Au in alluvium);

o	HGWDD04: 26.0 –28.0m= 2.0m at 1.43 g/t Au;

o	HGWDD-05: 35.0 –36.0m= 1.0m at 3.14 g/t Au.

This area is now part of the area being used for the tailings dam for the Ho Gan plant site.

·	Nui Kem Prospects

During 2005, Olympus completed five angled diamond holes (NKDD01 to NKDD05, at -70o and azimuth 360o) to test the down-dip extension of the Nui Kem Main Vein to the south. Drillhole depths ranged from 150 to 342 metres with core sizes PQ, HQ and NQ. A total of 1,329.00 metres was drilled.

Updated Technical Review of Bong Mieu Gold Project

Results of these holes are highlighted in Table 7 - Nui Kem - 2005 & 2007-2008 Drill Intersections.

During the first two quarters of 2007, surface grid mapping and sampling (100 metres x 100 metres) were conducted covering an area of approximately 66.0 hectares. Several artisanal adits ranging in length from 35.0 to about 100.0 metres were observed, mapped and sampled. Significant average assays of the adits are as follows:

o	Adit A –5.66 g/t, Au over a sampling width of 0.80 m;

o	Adit B –2.77 g/t, Au over a sampling width of 1.03 m;

o	Adit D –23.03 g/t, Au over a sampling width of 0.98 m;

o	Adit G –12.65 g/t, Au over a sampling width of 0.45 m;

o	Adit H –10.39 g/t, Au over a sampling width of 0.47 m.

The mineralized zones, referred as Nui Kem Upper Veins (NKUV) generally trend NE (030o –  045o) to almost EW and gently dip (15o –  30o) toward the south and southeast. They are hosted in quartz veins and breccias (quartz + schist) generally following a preferred structure. Mineralization mostly consists of pyrite, pyrrhotite, galena and sphalerite. The discovery of these mineralized veins is in line with the previous observation made at Nui Kem that there are stacked mineralized zones/veins developed within the metamorphic rock sequence, namely Nui Kem Main Vein, Saro (Hill) Vein, Petit Saro Vein.

A staged diamond drilling program totaling 41 holes (3,940 metres) was proposed and approved in March 2007 to define and test the target potential and bring it to advanced exploration stage if justified.

This program saw nine (9) drillholes (NKDD06 to NKDD14) completed with an aggregate length of 962.8 metres. Significant intercepts for these drillholes shown in Table 7 - Nui Kem - 2005 & 2007-2008 Drill Intersections. Additionally, the drillholes are shown in Figure 12 - Nui Kem Upper Vein & Saro Hill: Drillhole Location Plan later in this section in combination with the Sa Ro Hill exploration.

Updated Technical Review of Bong Mieu Gold Project

Drillhole	From	To	Interval	Gold	Vein
	(m)	(m)	(m)	(g/t)
NKDD01	198.20	199.50	1.30	1.71	NKUV2
and	301.25	302.40	1.15	1.65	NKMV
NKDD02				No significant assay
NKDD03	0.00	4.00	4.00	1.21	SRV
NKDD04	197.00	201.00	4.00	0.56	NKMV
Incl.	197.50	198.00	0.50	2.20
NKDD05	221.00	224.05	3.05	0.90	NKMV
Incl.	223.10	223.10	0.95	2.68
NKDD06	38.00	42.60	4.60	2.79	NKUV2
Incl.	38.00	39.40	1.40	6.06
Incl.	41.12	42.60	1.48	2.48
and	76.00	77.40	1.40	1.01	NKUV3
NKDD07	59.80	60.60	0.80	0.77	NKUV1
and	94.00	95.00	1.00	5.25	NKUV2
NKDD08				No significant assays
NKDD009				No significant assays
				No significant assays
NKDD10				No significant assays
NKDD11				No significant assays
NKDD12				No significant assays
NKDD13				No significant assays
NKDD14				No significant assays
Note:	NKMV	Nui Kem Main Vein
	SRV	Saro Vein
	NKUV1	Nui Kem Upper Vein 1
	NKUV2	Nui Kem Upper Vein 2
	NKUV3	Nui Kem Upper Vein 3
Table 7 - Nui Kem - 2005 & 2007-2008 Drill Intersections

Updated Technical Review of Bong Mieu Gold Project

Drillholes NKDD06 to NKDD14 were designed to test the veins above the Nui Kem Main Vein. All drillholes intersected the structures, however, apart from drillholes NKDD06 and NKDD07 the gold grades were less than 1 g/t Au. The results are currently being interpretated.

Nui Kem Underground

Prior to 2007, Olympus carried out an extensive underground program in the old Nui Kem mine. This work comprised:

a.	Checking for mine gas and safety in May 2005;

b.	Extensive rehabilitation works at the east end at Saro, Pyrite and Kem Stopes in the upper levels of the old mine;

c.	Geological mapping and channel wall sampling along the rehabilitated openings;

d.	Sampling and surveying mine waste piles left from previous mining activity;

e.	Sampling and bagging the accumulated silts/sediments along the drainage level at Adit 10, this was then stockpiled near the mill plant.

Test pits were dug and sampled on the previous high graders on Saro Hill and AM area. A total of 352 of these test pit samples showed gold grades ranging from 0.01 to 51.12 g/t, of these 264 graded greater than 1.0 g/t Au.

The Nui Kem underground exploration development was recommenced in September 2007, with the continuation of the exploration decline. Up to the end of 2008, the decline had advanced some 351 metres to intersect the 21 and 22 Levels, and is currently 48.5 metres vertically below the decline portal. A further 94 metres of ancillary development (mucking bays and sumps) have also been completed.

Below is the summary of underground exploration work accomplished by Olympus.

•	Length of adits mapped	2,356.5 metres
•	Channel samples collected	4,280 (incl. samples –old workings)
•	Grab samples collected	432
•	Floor samples collected	534
•	Test pit samples collected	190

Updated Technical Review of Bong Mieu Gold Project

In addition to this a bulk sampling program has been conducted and processed through the Bong Mieu mill. The program saw 17,340 tonnes of ore extracted, with 15,898 tonnes grading 2.45 g/t Au coming from development, and 1,442 tonnes grading 5.95 g/t Au being sourced from trial mining stoping.

Saro Hill Prospect

Saro Hill is located immediately to the east of Nui Kem Upper Vein area.

Mapping, outcrop and artisan adits rock and channel sampling were conducted in this area in early 2007.

Significant assays from adit sampling include:

o	Adit K –2.55 g/t, Au over a sampling width of 0.50 m;

o	Adit L –6.48 g/t, Au over a sampling width of 0.48 m;

o	Adit M –2.55 g/t, Au over a sampling width of 0.68 m.

Adit mapping and sampling indicated that the mineralized zone is generally trending NE (030o –  045o) to almost EW and gently dipping (15o –  30o) towards the south and southeast. It is hosted in quartz veins and breccias (quartz + schist) generally following a preferred structure. Mineralization mostly consists of pyrite, pyrrhotite, galena and sphalerite.

A program of drilling was planned in two (2) phases. The first phase comprised four (4) drillholes (SHDD01 to SHDD04) for a total of 468 metres, and was completed in 2007. Significant results are listed in Table 8 - Saro Hill: 2007 Significant Drill Intersections below.

Drillhole	From	To	Interval	Gold
	(m)	(m)	(m)	(g/t)
SHDD01	98.80	99.35	0.55	4.75

Table 8 - Saro Hill: 2007 Significant Drill Intersections

Drillholes SHDD02 to SHDD04 hit mineralised structures; however, gold grades were below 1.0 g/t Au.

The holes drilled at Saro Hill are shown in Figure 12 - Nui Kem Upper Vein & Saro Hill: Drillhole Location Plan below.

Updated Technical Review of Bong Mieu Gold Project

OLYMPUS PACIFIC MINERALS INC.
BONG MIEU PROJECT
Quang Nam Province, Socialist Republic of Viet Nam
Bong Mieu SouthEast
NKUV-Saro Hill Drill Hole Location Plan
LEGEND
Hole completed in 2005
Hole completed in 2007
Artisan adit
Fault
Stope
Drill core assay: g/t Au/length (m)
5.43/1.00m
Stream
Nui Kem UG historical resource
Nui Kem current underground exploration development
metres
0
300
N
1703500
1703000
224 500
225 000
Saro Hill
Nui Kem Upper Vein
French Office Fault
130/72E
Mullock Fault
135/70E
Tunnel Fault
150/75SE
SHDD04
SHDD01
SHDD02
SHDD03
NKDD03
NKDD09
NKDD13
NKDD011
NKDD06
NKDD07
NKDD014
NKDD10
NKDD08
NKDD012
NKDD01
NKDD04
0.39/1.00m
2.79/ 4.60m and 1.01/1.40m
5.43/1.00m
0.4/ 2.00m and 0.53/0.90m
0.30/0.75m

Updated Technical Review of Bong Mieu Gold Project

Nui Kem West

Mapping and sampling of extensive artisanal workings at Nui Kem West has revealed a gold mineralised vein system that appears to be the western extensions of the Nui Kem Upper Vein, which is cut by a post mineral fault trending North West and dipping 70° to 80° to the North East. The zone is generally trending North East and gently dipping to the South East (10° –  25°), hosted in quartz vein and breccia.

This area was first sampled and mapped in 1994. In 2007 mapping and sampling of the artisanal adits located in this area was undertaken.

Significant results from the adit sampling are:

o	Adit O1 –2.52 g/t, Au over a sampling width of 0.83 m;

o	Adit O2 –2.34 g/t, Au over a sampling width of 0.60 m;

o	Adit O3 –1.85g/t, Au over a sampling width of 0.95 m;

o	Adit O4 –1.80 g/t, Au over a sampling width of 0.95 m;

o	Adit P1 –2.02 g/t, Au over a sampling width of 1.25 m;

o	Adit P2 –3.18 g/t, Au over a sampling width of 0.50 m;

o	Adit Q1 –1.79 g/t, Au over a sampling width of 1.10 m;

o	Adit Q3 –2.12 g/t, Au over a sampling width of 0.60 m;

o	Adit R1 –6.37 g/t, Au over a sampling width of 0.73 m;

o	Adit R2 –1.65 g/t, Au over a sampling width of 0.90 m;

o	Adit S1 –4.23 g/t, Au over a sampling width of 0.35 m.

The adits investigated and sampled are concentrated in an (400 metres by 100 metres) area approximately 500 metres west of the western most extent of the Nui Kem underground workings.

Drill targets were defined and a seven (7) drillhole, 635.78 metre drill program was completed during 2007 and 2008. Significant results are listed in Table 9 - Nui Kem West: 2007-2008 Significant Drill Intersections below.

Updated Technical Review of Bong Mieu Gold Project

Drillhole	From	To	Interval	Gold
	(m)	(m)	(m)	(g/t)
NKWDD01	31.50	32.30	0.80	1.14
NKWDD02	52.50	53.30	0.80	0.99
NKWDD03	18.85	19.35	0.50	0.73
and	33.20	35.18	1.98	0.59
NKWDD07	48.10	49.1	1.00	1.42
and	99.00	100.15	1.15	0.89

Table 9 - Nui Kem West: 2007-2008 Significant Drill Intersections

Current interpretation is that the mineralized zone at Nui Kem West is the western extension of the Nui Kem Upper Vein System, which has been cut by a post mineral fault trending NW and dipping 70o to 80o to the NE. The Nui Kem West zone generally trends NE, with a shallow dip to the SE (10o –  25o).

Drilling and channel sampling at Nui Kem West is shown in Figure 13 - Nui Kem West: Drillhole and Channel Sample Location Plan.

Updated Technical Review of Bong Mieu Gold Project

LEGEND
2.68 / 0.95m
Drill core Au assay (g/t)/length
10.6 / 1.23m
Averaged adit channel sample Au assay
Artisanal adits
French adit
Fault
Mineralized vein: -Defined -Inferred
Hole completed in 2005-2007 period
Vertical hole
Declined hole
Hole completed in 2008
Vertical hole
Declined hole
OLYMPUS PACIFIC MINERALS INC.
BONG MIEU PROJECT
Quang Nam Province, Socialist Republic of Viet Nam
Nui Kem West Drill Hole Location Plan
Modified after Olympus Pacific Minerals Inc.
NKDD05
2.68/ 0.95m
Level 15
Level 14
Level 13
Level 12
223500
223000
1703500
NKDD02
0.6/1.60m
1.42/ 1.00m and 0.4/5.15m
NKWDD03
NKWDD06
NKWDD07
0.73/ 0.50m and 0.59/1.89m
NKWDD04
NKWDD05
2.34 / 0.60m
1.80 / 0.95m
2.52 / 0.83m
1.85 / 0.95m
2.02 / 1.25m
3.19 / 0.50m
1.79 /1.10m
1.17 / 1.00m
2.12 / 0.60m
NKWDD01
NKWDD02
1.14/ 0.60m
0.99/ 0.80m
10.60 / 1.23m
1.65 / 0.90m
4.23 / 0.35m
0
300
metres

Updated Technical Review of Bong Mieu Gold Project

Suoi Tre Prospect

Suoi Tre lies to the south west of Nui Kem West area. Here the mineralised zone is hosted in quartz vein and breccia, and follows a steeply dipping (80° - 85°) structure generally striking South West –  North East. Mapping and soil sampling has defined this structural zone over a strike length of 2.2 kilometres. There are, however, up to six (6) other structures within this zone identified to date.

Artisanal mining workings are extensive in the Suoi Tre area. A total of 21 adits and dog-holes were mapped and sampled and significant results are as follows:

o	Adit T5 –2.85 g/t, Au over a sampling width of 0.52 m;

o	Adit T6 –12.10 g/t, Au over a sampling width of 0.45 m;

o	Adit U2 –3.81 g/t, Au over a sampling width of 1.00 m;

o	Adit U3 –2.68 g/t, Au over a sampling width of 1.15 m;

o	Adit W1 –5.62 g/t, Au over a sampling width of 0.80 m.

A six (6) drillhole program of diamond core drilling was completed in 2008, for an aggregate length of 527 metres. This program tested around 300 metres of strike at the northern end, and focused primarily in and around artisanal workings. Significant intersections are listed in Table 10 - Suoi Tre: 2008 Significant Drill Results as follows:

Drillhole	From	To	Interval	Gold
	(m)	(m)	(m)	(g/t)
STDD01	6.40	8.50	2.10	1.35
and	30.55	31.00	0.45	2.35
STDD02	21.50	22.40	0.90	2.75
STDD04	52.00	53.00	1.00	0.91
STDD05	36.00	36.60	0.60	1.11
STDD06	64.25	64.65	0.40	1.15

Table 10 - Suoi Tre: 2008 Significant Drill Results

The results show that the mineralised structures are developed at shallow depth at Suoi Tre. While significant gold grades, where intersected, are narrow they do occur within wider mineralised structures that show similar characteristics to Nui Kem.

Updated Technical Review of Bong Mieu Gold Project

In several of the drillholes, for example STDD01, the mineralised zone consists of up to a 6.5 metre wide quartz-pyrite vein breccia, with a more pyrite rich zone (>25% pyrite) that corresponds to the gold mineralisation. This occurs within an alteration halo of seriticised and silicified quartz-feldspar-biotite schist. In some instances stringers of dark red brown sphalerite occur with pyrite along the graphitic shears, as at Nui Kem.

Shown in Figure 14 - Suoi Tre: Drillhole & Sampling Location Plan is the drillhole location plan for the Suoi Tre Prospect.

Updated Technical Review of Bong Mieu Gold Project

Updated Technical Review of Bong Mieu Gold Project

AD2 Prospect

The AD2 prospect lies towards the western end of the Nui Kem deposit, where it is interpretated as a North West –  South East trending fault (AD2 Fault) that dips steeply (70° to 80°) to the South West, and has a strike length of approximately 1,400 metres.

The AD2 Fault has been mapped on the 18 Level of the Nui Kem mine, where it assayed 15.14 g/t Au over a width of 0.7 metres, through a number of artisanal workings for a distance of approximately 1,400 metres to the South East along strike. Grab samples from ore stockpiles in these artisanal workings have yielded results, including 12.11 g/t Au and 16.7 g/t Au.

It is thought the AD2 fault may represent a feeder zone to the Nui Kem mineralisation.

A 934.19 metre drill program was completed in five (5) diamond core drill holes to test the AD2 Fault. Significant results are shown in Figure 15 - AD2 Prospect: Drillhole Location Plan and listed in Table 11 - AD2 Prospect: Significant Drill Results below.

Drillhole	From	To	Interval	Gold	Silver
	(m)	(m)	(m)	(g/t)	(g/t)
AD2DD01	208 95	209.20	0.25	6.32
and	230.40	231.40	1.00	1.18
AD2DD02	226.40	227.51	1.11	0.80
and	302.80	303.50	0.70	0.01	80.70
and	305.40	306.30	0.90	0.01	> 100.00
Table 11 - AD2 Prospect: Significant Drill Results

Updated Technical Review of Bong Mieu Gold Project

224 000E
AD2
6.32/ 0.25m
and 1.18/1.00m
15.14/ 0.70m
0.80/ 1.10m
1703 500N
AD2DD01
2.68/ 0.95m
AD2DD02
NKDD05
1.71/ 1.30m
and 1.15/1.65m
2.20/ 0.50m
LEGEND
2.68 / 0.95m
Drill core Au assay (g/t)/length
15.14/ 0.70m
Averaged adit channel sample Au assay
16.70 g/t Au
Ore stockpile sample Au assay
Artisanal adit
French adit
Old trench
Fault
Inferred vein projection
Hole completed in 2005 (declined).
Hole completed in 2008 (declined)
NKDD04
NKDD01
AD2 Fault
1703 000N
0
300
metres
Modified after Olympus Pacific Minerals Inc.
1702 500N
AD2DD05
6.50/ 0.50m
OLYMPUS PACIFIC MINERALS INC.
BONG MIEU PROJECT
Quang Nam Province, Socialist Republic of Viet Nam
AD2 Prospect Drill Hole Location Plan
AD2DD03
12.11 g/t Au
16.7 0 g/t Au
AD2DD04
224 500E

Figure 15 - AD2 Prospect: Drillhole Location Plan

Updated Technical Review of Bong Mieu Gold Project

·	Ho Ray Deposit

A grand total of 178 holes totalling 10,368.45 metres have been drilled in the prospect. These comprise RC holes (5,519.5 metres), 85 diamond drill holes (4,784.45 metres) and 6 pits (64.5 metres). These programs resulted to the delineation of the ore resources at Ho Ray and Thac Trang and indication of resource potential to the east of Thac Trang, north and northeast of Ho Ray deposit.

YEAR	TYPE	HOLES	METRES
1994 to 1996	RC and DD	108	6,817.75
2003	Shafts/pits	6	64.50
2004	DD	1	30.50
2006	DD	47	1,219.60
2008	DD	16	2,236.60
TOTAL		178	10,368.45

Table 12 - Ho Ray Summary Statistics of Drilling –  All Holes

During 2006 in-fill and resource delineation diamond drilling was undertaken to firm up the resource and expand the previously defined estimates. Some 47 holes totaling 1,219.6 metres were drilled at approximately 35 metre centres. Most of the holes were drilled vertically apart from two that were inclined 60o at an azimuth of 240o. All the holes were drilled by Intergeo and DMTC, both Hanoi based drilling contractors.

In 2008 a further drill program was completed. This comprised four (4) infill drillholes to improve the level of confidence in the centre of the deposit, and twelve (12) step-out drillholes on 70 and 140 metre centres designed to expand the current resource.

Infill/delineation holes drilled in 2006 with significant gold assays (all holes) are listed below Table 13 - Ho Ray Infill Holes 2006 - Significant Gold Assays.

	From	To	Interval	Au
Drillhole	(m)	(m)	(m)	(g/t)
HRDD185	0.00	1.00	1.00	0.97
and	10.00	11.00	1.00	0.86

Updated Technical Review of Bong Mieu Gold Project

Drillhole	From	To	Interval	Au
	(m)	(m)	(m)	(g/t)
HRDD186	3.00	4.00	1.00	0.55
and	11.00	14.00	3.00	7.18
HRDD187	0.00	3.00	3.00	1.31
and	4.20	5.20	1.00	0.96
and	7.00	10.00	3.00	0.96
HRDD188	8.00	9.00	1.00	3.10
and	13.00	14.30	1.30	1.18
HRDD191	3.00	4.00	1.00	1.29
and	5.00	7.00	2.00	1.45
and	12.00	13.00	1.00	0.64
HRDD192	10.00	12.00	2.00	3.25
HRDD193	0.00	3.00	3.00	1.20
and	4.00	5.00	1.00	1.57
and	6.00	7.00	1.00	0.55
and	9.00	11.00	2.00	2.38
HRDD194	0.00	4.00	4.00	2.05
and	6.00	7.00	1.00	0.52
and	8.00	12.90	4.90	1.41
and	14.60	19.15	4.55	2.23
and	22.00	24.00	2.00	0.80
HRDD195	8.00	9.00	1.00	0.81
HRDD197	0.00	2.00	2.00	1.35
HRDD198	0.00	1.00	1.00	1.06
HRDD200	0.00	3.00	3.00	0.75
and	5.00	6.20	1.20	2.97
and	7.90	11.00	3.10	2.87

Updated Technical Review of Bong Mieu Gold Project

Drillhole	From	To	Interval	Au
	(m)	(m)	(m)	(g/t)
and	13.00	14.00	1.00	1.74
HRDD201	7.00	8.00	1.00	0.53
and	17.00	21.00	4.00	2.74
HRDD202	7.00	8.00	1.00	16.20
and	9.00	10.00	1.00	3.46
and	15.50	17.00	1.50	2.55
HRDD203	17.00	18.00	1.00	1.45
HRDD204	4.00	5.00	1.00	0.71
and	12.00	14.50	2.50	3.37
and	23.20	24.20	1.00	3.03
and	25.00	26.00	1.00	0.84
HRDD205	21.00	24.00	3.00	3.19
and	35.40	37.00	1.60	1.57
HRDD207	0.00	3.00	3.00	1.30
HRDD208	0.00	4.00	4.00	6.82
and	13.00	14.00	1.00	1.03
HRDD209	15.00	16.55	1.55	1.29
HRDD210	0.00	2.00	2.00	0.87
and	2.80	4.00	1.20	0.74
and	5.00	8.00	3.00	2.71
and	19.30	21.00	1.70	0.81
HRDD211	2.00	3.00	1.00	2.94
HRDD212	0.00	1.00	1.00	0.63
and	11.00	11.70	0.7	0.83
and	13.00	14.00	1.00	0.63
and	15.00	16.10	1.10	1.15

Updated Technical Review of Bong Mieu Gold Project

Drillhole	From	To	Interval	Au
	(m)	(m)	(m)	(g/t)
and	17.00	17.90	0.90	0.94
and	19.00	21.00	2.00	0.98
and	22.00	22.70	0.70	0.51
HRDD213	0.00	1.00	1.00	1.13
HRDD218	7.00	7.60	0.60	0.84
HRDD218	9.00	10.00	1.00	1.43
HRDD219	1.00	3.00	2.00	1.52

Table 13 - Ho Ray Infill Holes 2006 - Significant Gold Assays

Significant results from the 2008 program are listed in Table 14 - Ho Ray: Infill and Stepout Holes 2008 - Significant Intersections that follows.

Drillhole	From	To	Interval	Au
	(m)	(m)	(m)	(g/t)
HRDD221	22.00	22.56	0.56	0.98
and	31.20	32.15	0.95	0.76
and	48.15	51.46	3.31	1.55
and	56.00	58.20	2.20	1.76
and	59.00	59.40	0.40	3.40
and	60.00	61.00	1.00	0.55
and	62.70	64.00	1.30	2.60
and	65.00	65.90	0.90	1.79
and	66.60	69.00	2.40	1.74
HRDD222	30.18	30.65	0.47	2.88
and	41.50	43.80	2.30	0.85
and	73.10	73.85	0.75	0.94
and	75.00	77.35	2.35	1.91
and	79.00	79.90	0.90	3.76

Updated Technical Review of Bong Mieu Gold Project

Drillhole	From	To	Interval	Au
	(m)	(m)	(m)	(g/t)
and	82.70	83.60	0.90	1.90
and	84.00	86.25	2.25	0.94
HRDD223	22.45	23.40	0.95	0.60
and	30.60	38.65	8.05	1.64
and	41.00	45.50	4.50	1.79
HRDD224	2.00	5.00	3.00	4.97
and	36.27	41.70	5.43	2.48
and	44.25	47.00	2.75	1.17
and	47.70	52.00	4.30	5.04
and	57.00	57.70	0.70	2.78
and	76.00	76.90	0.90	1.86
HRDD225	95.00	97.00	2.00	0.90
and	110.00	111.40	1.40	1.31
HRDD226	24.80	25.25	0.45	1.17
and	31.00	31.40	0.40	1.91
and	114.70	115.80	1.10	1.69
HRDD227	53.00	55.00	2.00	0.65
and	62.20	63.00	0.80	0.97
HRDD228	41.55	42.70	1.15	0.98
and	70.90	71.90	1.00	1.48
and	74.80	75.60	0.80	0.74
and	80.50	83.00	2.50	1.22
and	88.00	91.35	3.35	2.21
and	92.90	95.00	2.10	7.35
and	103.45	104.55	1.10	0.66
and	107.00	107.70	0.70	1.09
and	109.80	111.15	1.35	0.80
HRDD229	121.30	122.30	1.00	1.19

Updated Technical Review of Bong Mieu Gold Project

Drillhole	From	To	Interval	Au
	(m)	(m)	(m)	(g/t)
and	122.95	123.35	0.40	1.75
and	123.90	124.80	0.90	1.56
HRDD230	120.20	120.90	0.70	2.44
and	127.40	128.20	0.80	1.79
and	132.50	133.50	1.00	6.52
and	136.00	137.00	1.00	2.06
HRDD231	130.90	132.00	1.10	0.84
HRDD232	132.60	133.60	1.00	1.14
and	204.00	205.00	1.00	0.53
and	205.60	206.40	0.80	1.23
and	224.00	225.00	1.00	0.71
and	228.00	229.00	1.00	2.50
and	230.00	231.00	1.00	0.74
HRDD233	19.20	21.00	1.80	1.40
and	29.75	30.45	0.70	1.61
and	33.00	34.00	1.00	1.22
and	75.00	76.10	1.10	0.83
and	79.30	82.00	2.70	1.08
HRDD234	4.00	5.00	1.00	0.58
and	21.90	23.00	1.10	1.78
and	69.45	70.25	0.80	0.65
and	118.00	119.30	1.30	2.54
HRDD235	8.60	10.30	1.70	4.52
HRDD240	97.75	98.40	0.65	1.30

Table 14 - Ho Ray: Infill and Stepout Holes 2008 - Significant Intersections

·	Thac Trang

Thac Trang is located some 400 metres southeast of the Ho Ray deposit. There was only limited RC drilling (wide spaced) completed in this prospect area in

Updated Technical Review of Bong Mieu Gold Project

1996 and nothing significant was done during the period extending from 1997 to early 2003.
The potential of the Thac Trang prospect was realised from the results of a field mapping and prospecting program conducted in late 2003. Follow-up surface work in early 2004 identified significant mineralization that returned assays of 2.71 g/t Au over 36 metres including 18 metres at 4.45 g/t Au from surface chip sampling along a bulldozed surface exposure.

Subsequent drilling of the discovery area outlined extensive alteration and mineralization that gave encouraging assays, for example; 11.69 g/t Au over 6.0 metres and 3.31 g/t Au over 4.4 metres in hole 143 and 1.67 g/t Au over 15 metres including 8.59 g/t Au over 2.0 metres in hole 136. The full list of significant assays is shown in Table 16 - Thac Trang RC & Diamond Drill Holes 2006: Significant Gold Assays.

The Thac Trang mineralization is hosted within a series of sub parallel zones of highly altered, veined and sulphide bearing skarn, granite gneiss and schist rocks that dip moderately to the northeast.

To date, a total of 51 holes have been drilled with an aggregate total 4,184.34 metres. These comprise 8 RC holes (361.5 metres) and 43 DD holes (3,822.84 metres) – See Table 15 - Thac Trang Summary Statistics of Drilling – All Holes.

Year	Type	Holes	Metres
1996	RC	8	361.50
2004	DD	22	1,364.16
2005	DD	9	963.95
2006	DD	8	864.30
2008	DD	4	630.93
TOTAL		51	4,184.34

Table 15 - Thac Trang Summary Statistics of Drilling –  All Holes

	From	To	Interval	Au
Drillhole	(m)	(m)	(m)	(g/t)
HRRC48	26.00	27.00	1.00	2.31
and	36.00	39.50	3.50	0.71

Updated Technical Review of Bong Mieu Gold Project

Drillhole	From	To	Interval	Au
	(m)	(m)	(m)	(g/t)
HRRC52	28.00	32.00	4.00	1.12
HRRC66	48.00	56.00	8.00	1.27
HRRC67	12.00	13.00	3.00	1.35
HRDD134	0.00	4.00	4.00	2.07
and	11.00	13.00	2.00	0.65
and	14.00	16.00	2.00	1.05
HRDD135	7.00	8.00	1.00	0.97
and	10.00	11.00	1.00	1.48
HRDD136	0.00	6.60	6.60	3.17
and	10.30	14.00	3.70	0.93
HRDD137	1.00	7.00	6.00	1.28
and	24.00	25.00	1.00	0.71
HRDD138	0.00	3.50	3.50	1.76
and	4.00	6.70	2.70	1.00
and	31.40	32.60	1.20	1.36
HRDD139	0.00	2.00	2.00	0.56
and	18.00	19.00	1.00	0.86
HRDD140	15.00	19.00	4.00	1.41
HRDD141	0.00	2.00	2.00	0.61
and	7.00	8.00	1.00	1.72
and	25.00	26.00	1.00	1.67
and	27.00	29.00	2.00	1.78
HRDD142	42.00	45.00	3.00	2.53
HRDD143	10.00	15.30	5.30	0.81
and	18.00	24.00	6.00	11.69
and	26.60	31.00	4.40	3.31

Updated Technical Review of Bong Mieu Gold Project

Drillhole	From	To	Interval	Au
	(m)	(m)	(m)	(g/t)
and	43.00	44.40	1.40	0.84
HRDD144	4.00	6.00	2.00	1.48
and	9.00	10.00	1.00	0.99
and	13.00	16.00	3.00	1.38
and	17.50	18.10	0.60	1.44
and	22.00	23.00	1.00	2.25
and	46.60	48.00	1.40	0.58
HRDD145	3.00	5.00	2.00	0.85
and	35.00	36.00	1.00	0.75
and	37.00	38.00	1.00	1.40
and	42.00	47.20	5.20	2.54
HRDD146	23.00	25.00	2.00	0.70
and	34.40	37.00	2.60	1.18
HRDD147	40.65	42.30	1.65	0.76
and	45.00	45.80	0.80	1.65
and	47.00	48.00	1.00	0.65
and	49.00	51.00	2.00	2.02
and	53.00	54.00	1.00	1.02
and	60.00	61.00	1.00	1.71
HRDD148	4.00	5.00	1.00	0.87
and	6.00	8.00	2.00	2.23
and	9.00	10.00	1.00	4.20
and	12.55	13.40	0.85	0.54
HRDD149	32.00	33.00	1.00	1.90
and	39.00	40.00	1.00	0.84
and	45.60	46.10	0.50	1.59

Updated Technical Review of Bong Mieu Gold Project

Drillhole	From	To	Interval	Au
	(m)	(m)	(m)	(g/t)
HRDD150	1.00	2.00	1.00	0.61
and	3.00	5.00	2.00	0.74
and	6.00	7.00	1.00	2.08
and	18.00	19.00	1.00	0.54
and	48.50	51.00	2.50	2.36
and	60.00	68.00	8.00	3.25
HRDD151	1.80	4.00	2.20	1.29
and	7.00	8.20	1.20	1.44
and	9.00	10.00	1.00	3.34
and	19.40	21.00	1.60	1.35
and	22.00	24.00	2.00	3.21
and	27.00	28.00	1.00	2.07
HRDD153	5.00	5.80	0.80	0.80
and	50.00	51.00	1.00	0.59
and	55.00	55.80	0.80	1.06
and	57.80	59.00	1.20	0.64
and	63.00	64.00	1.00	1.74
and	65.00	66.00	1.00	0.55
and	71.00	71.70	0.70	1.12
HRDD154	9.00	10.00	1.00	1.12
and	13.00	14.00	1.00	1.15
and	21.00	24.00	3.00	4.67
and	26.00	28.00	2.00	1.19
and	33.00	36.10	3.10	1.12
and	42.10	43.00	0.90	1.57
HRDD155	4.00	6.00	2.00	0.87

Updated Technical Review of Bong Mieu Gold Project

Drillhole	From	To	Interval	Au
	(m)	(m)	(m)	(g/t)
and	14.00	18.00	4.00	1.44
and	55.65	55.80	0.15	3.62
and	62.45	62.55	0.10	1.03
and	64.30	64.90	0.60	1.32
and	66.00	70.00	4.00	6.57
and	75.07	75.93	0.86	0.59
HRDD156	9.00	12.40	3.40	0.80
and	13.30	15.00	1.70	1.17
and	31.65	33.00	1.35	1.29
HRDD157	3.00	5.00	2.00	0.79
and	40.00	41.20	1.20	1.55
and	61.60	64.40	2.80	1.24
and	65.50	67.50	2.00	2.14
and	71.00	74.80	3.80	1.72
and	82.00	85.00	3.00	1.02
and	86.00	87.00	1.00	3.58
and	97.00	98.00	1.00	0.52
HRDD158	1.00	2.00	1.00	0.51
and	30.50	31.80	1.30	0.63
and	41.00	42.00	1.00	2.60
and	62.00	63.00	1.00	0.52
and	77.40	78.20	0.80	0.75
and	95.60	97.00	1.40	2.13
and	104.00	105.00	1.00	0.51
and	107.00	110.00	3.00	4.50
and	113.00	114.00	1.00	7.04

Updated Technical Review of Bong Mieu Gold Project

Drillhole	From	To	Interval	Au
	(m)	(m)	(m)	(g/t)
HRDD159	9.00	11.00	2.00	0.59
and	71.30	72.00	0.70	1.72
and	73.55	74.70	1.15	0.98
and	82.00	83.00	1.00	0.84
HRDD160	0.00	1.00	1.00	0.74
and	3.00	4.25	1.25	0.94
and	5.00	6.00	1.00	0.65
and	43.00	43.45	0.45	1.34
and	67.40	68.00	0.60	4.75
and	74.50	75.60	1.10	0.50
and	89.00	89.80	0.80	1.15
HRDD162	3.00	4.00	1.00	0.75
and	42.30	42.51	0.21	1.31
and	49.80	50.50	0.70	2.05
and	53.60	54.10	0.50	0.64
and	75.44	76.45	1.01	1.48
and	85.28	85.54	0.26	4.27
and	91.84	92.30	0.46	1.64
and	94.00	94.70	0.70	0.75
HRDD163	47.00	48.40	1.40	1.96
HRDD164	1.00	3.00	2.00	1.12
and	22.70	23.60	0.90	1.04
and	24.30	24.70	0.40	0.81
and	26.40	28.00	1.60	0.59
and	32.00	33.50	1.50	0.61
and	34.12	34.90	0.78	7.53

Updated Technical Review of Bong Mieu Gold Project

Drillhole	From	To	Interval	Au
	(m)	(m)	(m)	(g/t)
and	38.05	39.00	0.95	0.67
and	43.00	43.95	0.95	0.91
and	45.80	46.80	1.00	11.80
HRDD165	32.40	33.00	0.60	1.51
and	68.00	69.20	1.20	0.61
HRDD166	0.00	0.80	0.80	0.94
and	42.50	43.50	1.00	0.77
and	73.90	75.30	1.40	0.76
HRDD171	30.00	31.00	1.00	1.10
and	39.25	40.10	0.85	0.96
and	87.10	88.00	0.90	1.20
and	88.70	89.65	0.95	1.27
and	93.00	95.00	2.00	1.24
and	96.00	97.00	1.00	0.84
and	102.00	103.00	1.00	0.96
HRDD172	82.00	83.35	1.35	0.74
HRDD184	1.00	2.00	1.00	1.10
and	8.00	9.00	1.00	0.67
and	10.00	11.00	1.00	1.42
and	12.00	13.00	1.00	0.68
and	41.10	42.00	0.90	1.42
and	56.00	58.00	2.00	1.32

Table 16 - Thac Trang RC & Diamond Drill Holes 2006: Significant Gold Assays

During 2008, a further four (4) step-out diamond drillholes were drilled. These provided the continuity of the mineralisation down dip and along strike towards Ho Ray. Significant results from these drillholes are listed in Table 17 - Thac Trang: Significant Gold Assays 2008 below.

Updated Technical Review of Bong Mieu Gold Project

Drillhole	From	To	Interval	Au
	(m)	(m)	(m)	(g/t)
HRDD236	31.55	32.75	1.20	2.49
and	63.15	64.10	0.95	2.12
and	64.85	65.45	0.6	0.96
and	66.25	71.20	4.95	2.22
and	79.70	81.00	1.30	1.20
HRDD237	91.80	92.80	1.00	0.62
HRDD238	36.00	39.50	3.50	3.74
and	52.00	53.00	1.00	0.56
and	57.15	58.20	1.05	2.75
and	88.00	89.00	1.00	1.09
and	90.00	92.40	2.40	2.82
and	116.00	116.80	0.80	3.02
and	132.00	133.30	1.30	2.00
and	134.00	135.00	1.00	0.80
and	136.00	137.00	1.00	2.49
HRDD239	69.75	70.30	0.55	1.31
and	82.85	83.60	0.75	0.69
and	87.00	89.50	2.50	0.55
and	93.45	97.65	4.20	1.39
and	124.50	125.40	0.90	1.23
and	162.30	163.20	0.90	0.97

Table 17 - Thac Trang: Significant Gold Assays 2008

The Ho Ray and Thac Trang drilling to date are shown together in Figure 16 - Bong Mieu East: Drillhole Location Plan below.

Updated Technical Review of Bong Mieu Gold Project

THAC TRANG NE
metres
0
500
THAC TRANG
HO RAY
RUNG DE
F1
F2
F2a
F3
F3a
F3b
F3c
C
D
A
Modified after Olympus Pacific Minerals Inc.
LEGEND
Alluvium
Mica-feldspar-quartz schist intercalated with calc-silicate
Massive hornblende-pyroxenite skarn alteration
Amphibolite schist
Quartz-feldspar-biotite schist
Garnet-sillimanite-mica-quartz schist
Sillimanite-biotite gneissic schist
Two mica granitic gneiss
Migmatized plagiogranitic gneiss, granitic gneiss &augen gneiss
Current resource boundary
Resource potential
Section line
Fault
Drill road
Hole completed during 1995-2003 period
Reverse circulation hole
Diamond hole
Combined RC&Diamond hole
Hole completed in 2003-2007 period
Hole completed in 2008
Pit/Shaft
OLYMPUS PACIFIC MINERALS INC.
BONG MIEU PROJECT
Quang Nam Province, Socialist Republic of Viet Nam
Bong Mieu East
Simplified Geology and
Drill Hole Location Plan

Figure 16 - Bong Mieu East: Drillhole Location Plan

Updated Technical Review of Bong Mieu Gold Project

•  Rung De Prospect

The Rung De prospect is located approximately 300 metres to the west of Ho Ray.

Three (3) outcrop samples (no. 50141, 50142 & 50143) of quartz-pyrite-arsenopyrite vein up to 4 metres wide form part of the dip slope into a creek where there is evidence of minor artisan mining activity. The samples were strongly anomalous in gold silver and base metals as set out in Table 18 - Rung De Prospect: Significant Reconnaissance Rock Samples. The geochemical signature has similarities to the Ho Ray deposit, though the tenor of Ag here is significantly higher.

Sample	Gold	Silver	Bismuth	Copper	Lead	Tellurium	Zinc
No	(g/t)	(g/t)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)
50141	0.55	141	655	875	1258	35	57
50142	16.19	117.6	273	1090	599	16	119
50143	5.24	420	402	1382	561	22	165

Table 18 - Rung De Prospect: Significant Reconnaissance Rock Samples

Following up work was conducted in 2004 with five (5) diamond drill holes (RDDD01-05, 279.60 metres in total) completed and some encouraging results obtained (Table 19 - Rung De: Summary Statistics of Drilling –  All Holes).

YEAR	TYPE	HOLES	METRES
2004	DD	5	279.60
2006	DD	7	731.25
TOTAL		12	1010.85

Table 19 - Rung De: Summary Statistics of Drilling –  All Holes

In 2005 an induced polarization (I.P.) survey was completed at Ho Ray-Thac Trang which outlined a 1.6 kilometre long anomaly trending southeast from Rung De.

The five (5) shallow exploratory diamond drill holes completed at Rung De in 2004, tested a portion of the coincident I.P. feature over a 160 metre strike length and returned significant skarn alteration that hosted encouraging gold values such as 2.27 g/t Au over 5.3 metres including 3.38 g/t Au over 1.0 metre and 9.26 g/t Au over 0.8 metres in hole RDDD02.

Updated Technical Review of Bong Mieu Gold Project

In 2006, the I.P. anomaly was tested by 7 diamond drill holes (total 731.25 metres). Of the 7 holes drilled 5 were for testing the I.P. anomaly (RDDD06, 07, 08, 11 & 12). The remaining two holes (RDDD09-10) were drilled in the area drilled in 2004.

Results include: 1.00 metre @ 0.61 g/t Au (RDDD06) and 0.56 metres @ 3.46 g/t Au (RDDD09). Summary of significant intercepts are outlined in Table 20 - Rung De: Diamond Drill Holes Significant Gold Assays as follows:

	From	To	Interval	Au
Drillhole	(m)	(m)	(m)	(g/t)
RDDD01	9.00	10.00	1.00	0.54
RDDD01	34.30	35.00	0.70	7.50
RDDD02	32.90	35.00	2.10	1.96
RDDD02	36.00	36.80	0.80	9.26
RDDD03	30.00	31.00	1.00	3.71
RDDD04	41.70	42.10	0.40	1.60
RDDD04	42.70	43.65	0.95	1.66
RDDD06	5.00	6.00	1.00	0.61
RDDD09	55.90	56.46	0.56	3.46

Table 20 - Rung De: Diamond Drill Holes Significant Gold Assays

While the mineralized zones are not particularly wide or high grade they do demonstrate that gold mineralization is present. Given their location with respect to Ho Ray and Thac Trang, approximately 300 metres to the west, this opens up the potential for parallel mineralized structures beneath the intersections at Rung De, mineralization between Rung De and Ho Ray and by extrapolation underlying the lower most mineralisation so far interescted at Ho Ray and Thac Trang.

·	Thac Trang NE

The prospect area is located approximately 700 metres to the NE of Thac Trang.

Several float samples of mineralized quartz collected during the 2006 mapping program contained anomalous gold. Two of these assayed 1.46 and 3.48 g/t Au, respectively. A trenching program was completed to determine the significance of these results.

Updated Technical Review of Bong Mieu Gold Project

Trench 12 was excavated from south to north. It has a gold mineralized intercept of 14 metres @ 1.86 g/t Au. This includes 8 metres @ 1.03 g/t Au and 6 metres @ 2.97 g/t Au. Trenches 14 and 15 were dug 25 metres either side of Trench 12, however no significant assays were returned. Trench 16, designed to confirm the strike and dip of the mineralization in trench 12 was excavated in an east-west direction.

It intersected several zones of mineralization, which from east to west comprise, firstly, 5 metres @ 8.43 g/t Au incl. 2 metres @ 16.10 g/t Au (granite gneiss cut by a brecciated smoky quartz + arsenopyrite + pyrite vein to 20 –  30 centimetres thick, 160o/W –  42o/SW dip), secondly 2.0 metres @ 1.17 g/t Au (weathered granite gneiss and quartz + brecciated quartzite with MnO along fractures, 160o/42oSW) and thirdly, 5 metres west of first zone, 2.0 metres @ 1.98 g/t Au (weathered sericite schist, chlorite altered and cut by small quartz vein with sulphide and limonite).

Trench 17 was then excavated along the mineralized horizon that had been found in Trench 16. Fifteen (15) continuous and six (6) vertical chip samples were taken. Gold assays ranged from 0.02 to 21.3 g/t Au and included 10 metres at 10.695 g/t Au along the trench. Vertical sampling (from 1.0 to 1.6 metres height) of the best 5 metres of mineralized rock produced assays that ranged from 5.99 to 19.9 g/t Au and averaged 13.4 g/t Au.

Two follow-up exploratory drill diamond core holes –  TTNEDD01 & 02 (total of 114.2 metres) tested the target. Several, mineralized intervals were intersected by these two holes:

•	TTNEDD01: 1.70 m (24.10 –25.80 m) @ 0.41 g/t Au incl. 0.90 m @ 0.56 g/tAu (24.10 –25.00 m); 3.00 m (30.00 –33.00 m) @ 0.27 g/t Au incl.1.00 m @ 0.50 g/tAu (31.00 –32.00 m);

•	TTNEDD02: 1.70 m (22.00 –23.70 m) @ 0.33 g/t Au incl. 0.70 m @ 0.58 g/t Au (23.00 –23.70 m).

While the tenor of gold mineralization is lower than elsewhere in Bong Mieu North the trench results are encouraging and further drilling may be warranted although there is no work immediately planned for this area.

·	BM Northwest

Bong Mieu North-West is centred approximately 1.5 kilometres west of the Bong Mieu site office. Exploration from 2005 has included outcrop and float sampling and

Updated Technical Review of Bong Mieu Gold Project

follow-up trenching. Surface sampling has outlined a 450 metre by 200 metre area of alteration with anomalous gold values including one grab sample containing 26.9 g/t Au.

Two trenches were excavated with a combined length of 61.0 metres. Anomalous gold values range from 0.14 to 3.86 g/t Au. The prospect has potential to host gold mineralized siliceous breccia and Ho Ray-style calc-silicate mineralization.

9.3 Regional Exploration Targeting

In August 2008 Encom Technologies from Sydney, Australia produced a report on the integration of newly acquired Quickbird and ASTER satellite imagery that they integrated with existing surface mapping, surface geochemistry, ground magnetics and drillhole data with the aim of highlighting regional target areas away from the known resource areas.

Encom Technologies have delineated nine (9) regional targets that they have ranked in order of exploration priority. Target areas are shown in Figure 17 - Regional Exploration Targets Delineated from ENCOM Study (after ENCOM Technologies 2008) below.

Updated Technical Review of Bong Mieu Gold Project

The individual target areas are shown in yellow in the above diagram. Encom interpret these as showing “a spatial correlation around the mapped margin of the anticline in positions of structural intersection with the NNW and NE trending structures, as well as within the larger NNW trending structurally displaced corridor that obliquely cross-cuts the domal anticline”

Listed below is a summary of the ranked targets and Encom’s recommendations.

•	Highest priority Targets 1 & 2

•	High priority Targets 3 & 4

•	Medium priority Targets 5, 6, 7 & 8

•	Low priority Target 9

Encom identified exploration targets ranked 1-4 and 7-8 as representing favourable structural-stratigraphic settings with or without accompanying surficial geochemical signatures that warrant early follow-up ground truthing by geological mapping and further soil/rock chip sampling where necessary to identify zones of hydrothermal alteration to aid in vectoring in on blind mineralisation within the target areas.

Exploration targets ranked 5 and 6 show areas where wide spaced drilling has intersected narrow 1-10 g/t Au intervals. Encom recommends that these holes be reviewed with respect to geology, alteration and mineralisation and where warranted, further drilling be planned and undertaken to “test lateral strike extents of current mineralisation and test for development of higher grade, wider mineralised zones both along strike and at depth.”

9.4 Exploration 2008-2009

BMGMC (Olympus) have reduced their exploration programs on the Investment Licence to conserve funds during the current world-wide economic crisis.

Exploration work is focused on re-interpretation of previous exploration results, planning follow-up programs to evaluate the results of the 2007/2008 drill programs and the regional targets delineated in the ENCOM study.

At Nui Kem the Company is continuing to develop the exploration decline. Exploration holes and further channel sampling, and mapping are planned to determine the extent and value of the resource. The decline development has the added benefit of providing access to the old parts of the mine from which economic mining operations could commence.

Updated Technical Review of Bong Mieu Gold Project

10.0  DRILLING

10.1  Historic Drilling 1994 to 1996

Drilling completed during the period 1994 to 1996 by Indochina Goldfields Ltd, was concentrated on the Ho Gan and Ho Ray prospects with a limited amount of RC drilling at Ho Ray West, Bong Mieu North and Thac Trang.

The drill contractors for Ho Gan in 1994 and 1996 were Drillcorp Ltd and Radial Drilling Pty Ltd both from Australia. Radial carried out the drill programs on Ho Ray alone during 1994, 1995 and 1996.

Details of all historic holes are summarised in Table 21 - Summary of Drilling Statistics 1994 to 30 April 2009.

Ho Gan –  A total of 51 reverse circulation percussion (RC) holes were drilled totalling 1,864 metres (depths range from 27.5 metres to 85 metres).

Holes were either inclined at 60° (46 holes) or were vertical (5 holes). The majority were drilled along two parallel northeast oriented lines spaced 250 metres apart and along one (perpendicular) northwest line. Holes were spaced approximately 40 metres apart along the lines.

In addition a limited number of scout exploratory holes were drilled on the main access track that traverses the area.

Ho Ray - Some 96 RC drillholes totalling 5,942.8 metres (depths from 30.0 metres to 123.5 metres) were completed at Ho Ray. In addition, 21 diamond core holes (DD holes) totalling 1,235.45 metres (depths from 30.0 to 107.7 metres) were drilled. One of these used a RC pre-collar.

HQ (63.5 mm) and NQ (47.6 mm) core diameters were used for the diamond drill holes to maximise core recovery and provide representative samples for analysis.

Drillholes were inclined at 60° (97 holes) and 90° (19 holes). Most of the holes were drilled along eleven (11) parallel lines oriented at an azimuth of 0600T, spaced 50 metres and 100 metres apart. Drillhole spacing along the grid lines ranged from approximately 30 metres to 60 metres.

To the east of the grid based drill program nine holes were drilled to test beneath widely scattered surface workings and associated altered rocks.

Updated Technical Review of Bong Mieu Gold Project

RC drillhole HRRC32 was twinned by core hole HRD102 to compare the results from coring as opposed to RC drilling. The results were found to be similar with HRD102 intersecting 2.24  g/t Au over 21 metres and HRRC32 intersected 2.42 g/t Au over 20 metres.

10.2  Olympus Drilling Program 2003 to 30 April 2009

In 2003 six vertical pits were designed to obtain metallurgical samples of the oxide and sulphide ore at Ho Ray and were excavated by the Vietnamese contractors MINCO. Four pits (Pit 1 to 7 metres, Pit 2 to 8 metres, Pit 3 to 8 metres and Pit 5 to 15 metres) were completed to design depths. Two pits (Pit 4 to 16 metres and Pit 6 to 10.5 metres) were prematurely abandoned due to water inflow. Despite the problems with Pits 4 and 6 sufficient samples of both mineralization types were collected for the intended metallurgical testwork.

A total of 1.3 tonnes of oxide material was collected (Pit 2 from 3 to 8 metres and Pit 3 from 0 to 8 metres) being 100 kilograms of material from each vertical metre of sample after mixing on metal plates. An additional 1.3 tonnes of duplicate oxide material was also collected. A total of 1.265 tonnes of sulphide material was collected (Pit 1 from 3 to 7 metres, Pit 4 from 13 to 16 metres and Pit 5 from 11 to 15 metres) being 115 kilograms of material from each vertical metre of sample. A similar amount of sulphide material was also collected as a duplicate sample.

The pits were geologically mapped and logged. The pit log descriptions compare well with the descriptions of chips from the previous reverse circulation percussion drill holes near the pit locations. The pits were also channel (Pits 2, 3 and 4) and rock chip (Pits 1 and 5) sampled vertically down one wall for geochemical assay (Au, Ag, Cu, Pb, Zn, As, Bi, Te, W and Fe). No sample preparation by Bong Mieu staff was undertaken on the 24 channel and rock chip samples collected. Samples were dispatched to Genalysis in Perth, Australia for geochemical analysis.

During 2004-2006 several drilling programs were completed, comprising 7 condemnation holes and 59 infill holes at Ho Gan (total 760.30 metres), 48 holes (total 1,250.10 metres) at Ho Ray for metallurgical sampling and resource delineation, and 39 exploration holes (total 3,192.41 metres) at Thac Trang. A further 44 holes (total 3,745.05 metres) were drilled at Nui Kem, Ho Gan, Rung De, Thac Trang NE as infill, exploration, geotechnical and condemnation purposes.

In 2007 a large drill program was commenced on a number of prospects, including the Nui Kem Upper Vein prospect, Suoi Tre, Saro Hill, AD2, Nui Kem West and Bong Mieu East. This program continued through 2007 and was completed in September 2008. A total of 20 drillholes for a total of 2,867.53 metres was drilled at Bong Mieu East, while on the

Updated Technical Review of Bong Mieu Gold Project

Bong Mieu South Trend some 3,527.77 metres was completed in 31 drillholes. Details of this program and other exploration are discussed in Section 9.

The drill contractors for the 2007 –  2008 program were DMTC (a joint stock company) and Intergeo, a division of DGMV (a government department under MoNRE) from Hanoi. The rig being used was a LongYear 38 and drilled using a wireline double tube system in HQ and NQ core sizes. The latter part of the program focused on the Bong Mieu East areas of Ho Ray and Thac Trang; it was completed using a Kluane man portable rig to minimise environmental impacts. It produced NTW sized core. Prior to 2006 the drilling was done by conventional means (as opposed to wireline coring). Much of the 2004 coring was PQ diameter (83 mm).

A break down of drilling statistics since 1994 to 30 April 2009 is shown in Table 21 -Summary of Drilling Statistics 1994 to 30 April 2009.

Prospect	Year	Type	Holes	Metres	Notes
Ho Gan	1994	RC	46	1,703.00
	1995	RC	5	161.00
	2004	DD	228	2,199.71	Infill
	2004	DD	7	105.00	Condemnation
	2005	DD	8	98.30	Infill
	2007	DD	51	557.10	Infill
Sub-Total Ho Gan			345	4,824.11
Ho Ray	1994	RC	71	4,364.00
	1995	RC	12	757.50
	1995	DD	3	251.30
	1996	RC	4	398.00
	1996	DD	18	1,046.45
	2003	Pit	6	64.50
	2004	DD	1	30.50
	2006	DD	47	1,219.60
	2008	DD	16	2,236.60
Sub-Total Ho Ray			178	10,368.45

Updated Technical Review of Bong Mieu Gold Project

Prospect	Year	Type	Holes	Metres	Notes
Thac Trang	1994	RC	8	361.00
	2004	DD	22	1,364.16
	2005	DD	10	1,113.95
	2006	DD	7	714.30
	2008	DD	4	630.93
Sub-Total Thac Trang			51	4,184.34
Other Areas
Nui Kem South	2005	DD	5	1,329.00
Nui Kem Upper	2007	DD	9	962.80
Nui Kem North	2004	DD	1	57.90
	2006	DD	2	120.00	Geotech holes
Nui Kem West	2007	DD	2	185.00
	2008	DD	5	450.78
AD2	2008	DD	5	934.20
Sa Ro Hill	2007	DD	4	468.00
Suoi Tre	2008	DD	6	527.00
Bong Mieu North	1995	RC	22	1,339.00
Ho Gan West	2004	DD	12	733.10
Ho Gan North	2004	DD	4	54.40
Ho Gan East	2006	DD	2	90.60
Ho Ray West	1995	RC	17	1,043.00
Thac Trang NE	2006	DD	2	114.20
Bong Mieu Bridge	2004	DD	1	10.00	Geotech holes
Bong Mieu Cemetery	2005	DD	1	24.00	Geotech holes
Rung De	2004	DD	5	279.60
Rung De	2006	DD	7	731.25
Sub-total Other Areas			112	9,453.83

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Prospect	Year	Type	Holes	Metres	Notes
BONG MIEU TOTAL (30 April 2009)			686	28,830.73

Table 21 - Summary of Drilling Statistics 1994 to 30 April 2009

Updated Technical Review of Bong Mieu Gold Project

11.0  SAMPLING METHOD AND APPROACH

11.1  Prior to Olympus Pacific

At Ho Gan and Ho Ray, pits and trenches were channel sampled where practicable, with sample width generally 1 metre, depending on lithology and mineralization. At Ho Gan, RC sample intervals were generally 1 metre, ranging from 0.5 metre to 1 metre. At Ho Ray, RC samples were initially 1 metre but this became 2 metres over time. In general RC samples were obtained via a rotary sample splitter attached to the drill rig cyclone, which captured drill cuttings, such that one sample was collected for logging and assay purposes, and one sample, of the same volume, was collected for archiving. At Ho Ray diamond drill core was sampled on 0.4 metre to 2.2 metre intervals depending on lithology and mineralisation.

Olympus has reviewed all these historic data in detail and considers that the procedures employed for sampling the pits, trenches, outcrop, RC and diamond drillholes for both Ho Gan and Ho Ray produced representative and unbiased samples and that data density was sufficient to establish the degree of geological and grade continuity appropriate for the procedures used for Mineral Resource modelling and estimates. WGM came to a similar conclusion in 1997 and had no reason to change their opinion in their 2004 report. TMCSA have reviewed these data and have come to a similar conclusion as to its adequacy for the purpose that it is being used.

11.2  Olympus Pacific

·
Surface sampling

The surface reconnaissance programs completed by Olympus in 2002 and 2003 that included outcrop sampling, sampling of old trenches and pit sampling used channel and chip sampling techniques as far as was practicable. Limited outcrop exposure in some instances necessitated the collection of float samples.

·
Underground sampling

At Nui Kem extensive underground sampling of old adits has utilised channel sampling techniques with sample intervals based on mapped geology. Sample positions have been surveyed and the data entered into the database for resource modelling. In addition all artisanal workings have been sampled where safe access can be gained.

During the current decline and exploration drive development, grade control channel sampling is routinely conducted. Samples are nominally two (2) metres apart, with the various mineralised elements being sampled separately with both footwall and hangingwall samples collected as well. Samples are surveyed by the mine survey crew and information entered into the database. Samples are analysed at the Bong Mieu plant laboratory. The pulps are now stored on-site for check analyses at independent laboratories.

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•  Drill Core Handling & Logging Protocol

Pre Olympus

WGM reported in 1997 that extensive petrological, petrographic, mineralogical, structural, specific gravity and geotechnical work was carried out on the Ho Ray diamond drill core and that numerous reports were prepared. Core was photographed while wet and Rock Quality Designation ("RQD") measurements were taken. RC rock chips were geologically logged in detail. We have not reexamined these data during the preparation of this report. Density determinations were made on site by Bogomin technical staff on 295 waste and mineralized core samples from Ho Ray. Densities were determined by immersing a dry core sample in liquid wax (to seal pores in the rock) weighing it in air and then when immersed in water. The difference in the two weights is the weight of the water displaced by the volume of the core sample. The density of the core sample is the ratio of its weight in air to the difference between its weight in air and its weight immersed in water.

Olympus to 2004

Drill core was placed in labelled, locally made metal trays. Preliminary lithological logging was carried out at the drill site and followed by photography and detailed lithological and structural (including RQD) logging on to paper log sheets, at the Bong Mieu field office.

The data from the drill logs was then manually entered into an MS Excel database.

Olympus 2004 to 30 April 2009

1.
The main drill contractors, (Intergeo and DMTC, Hanoi based contractor), used mainly LongYear 38 wireline rigs and drilled double tube HQ diamond core holes. For the latter part of the 2008 programs, especially at Ho Ray and Thac Trang, Kluane International of Vancouver, Canada were the main contractor. They used a man portable wireline rig that drilled NTW core. Again this was double tube. Where drilling conditions dictate, the drillers reduce the core size to NQ or BTW (in the case of the Kluane rig). Drill core is placed by the

Updated Technical Review of Bong Mieu Gold Project

contractor into metre long metal core trays with the runs marked by core blocks. Core barrels range from 1.5 metres to 3.0 metres depending upon ground conditions. Due to the fact that the drilling is all double tube core, there is a certain amount of disruption to the core before placement in the trays.

2.
The supervising geologist/junior geologist completes a skeleton log and measures core recovery on site before transport by 4WD vehicle back to the core and sample processing facility at Bong Mieu site office. Drill core is covered and secured to minimise disruption of core during transport from the drill sites.

3.	The core is received at the logging facility at Olympus’ site office in Bong Mieu. The core is marked out, cleaned and photographed, core recoveries measured and geotechnically logged.

4.	The junior geologist and supervising geologist geologically log the core onto standard paper geological logging sheets, the data from which are then entered in the Company s computer database.

5.
The geological staff selects the mineralized intercepts that may include calcsilicate zones, significant hydrothermal alteration, veining, and silicification or disseminated sulphide zones. They then mark out the intervals for sampling.

Sample intervals are generally selected based on geological contacts and/or at 1 metre intervals, which ever are the lesser. General practice is to sample several metres either side of mineralized intercepts.

6.	The drill core then passes to the sample preparation staff as discussed in Section 12.0.

In general terms the procedures being followed for drill core handling and processing are consistent with standard industry practice. Core delivery from the contractor to the client would be improved by use of triple tube HQ coring technology, particularly in zones of weathering and faulting, and would provide the opportunity for conducting core orientation procedures to aid in structural interpretation of the mineralisation.

All drillhole collars have been surveyed using modern GPS survey equipment.

The drill holes in programs to May 2007 were mostly vertical. Up until that time downhole camera shots or downhole surveys using a pajari were not routinely conducted. Downhole surveys have been routinely conducted for the May 2007 to

Updated Technical Review of Bong Mieu Gold Project

September 2008 drill programs, using pajari downhole survey equipment. Surveys were generally taken at 50 metre intervals downhole.

While the deviation for vertical holes is not likely to be materially significant, especially for shallow holes we recommend that the Company continue with the downhole surveying of future drillholes, if possible using downhole cameras and surveying at 50 metre intervals down hole.

•  Metallurgical

Samples for metallurgical test work have been collected from Ho Gan and Ho Ray from test pits and from Thac Trang by quartering drill core from mineralized intercepts.

Pit sampling involved taking 1 metre vertical intervals and stockpiling them separately on the surface. In addition representative samples were taken from each sample for analysis and the face of each pit channel sampled and mapped for assay comparison purposes and for checking RC sample descriptions.

Bong Mieu NI43-101 Report - April 2009.doc

Updated Technical Review of Bong Mieu Gold Project

12.0  SAMPLE PREPARATION, ASSAYING & SECURITY

12.1  Pre-Olympus

·	Sample Preparation

In general, bedrock, trench and pit samples were 15 kilograms to 20 kilograms in weight.

Samples were crushed to <0.3 mm at the sample preparation facility at the field office and a 1 kilogram (later 0.5 kilograms) sample prepared from this material by coning and quartering.

At Ho Gan, 4 metres composite RC rock chip samples were prepared and panned. If the presence of gold was indicated, a sub-sample of each 1 metre sample was sent for assay. If not, a sub-sample of the composite was sent for assay.

At Ho Ray, during the 1995 drilling program RC samples were initially collected as 4 metre composites, prepared and sent for analysis. If a composite sample assayed greater than or equal to 0.5g/t Au, its respective four (4) individual samples were then prepared and assayed separately. Later in the program samples were collected at 2 metre intervals.

At Ho Ray diamond drill core was cut by diamond saw. One half was sent for assay and the other half retained as an archive for future reference.

·	Assaying

Initially, outcrop, pit and trench samples were sent to the Analytical Centre of the General Department of Mining and Geology laboratory in Hanoi, Vietnam. These samples were found to have been contaminated during lab preparation and the results were excluded from the database. Subsequently, samples were sent to Analabs in Perth, Australia, SGS (Thailand) Limited in Bangkok, Thailand and Genalysis in Perth. All samples were assayed for gold (fire assay with an atomic adsorption spectrometry ("AAS") finish). Some were assayed for silver and/or a small base metal-related element suite by AAS. RC samples were sent to Analabs in Perth and to BSE/Analabs in Hanoi. The Ho Ray drill core samples were sent to BSE/Analabs in Hanoi. Gold was determined in all cases by fire assay with an AAS finish. A limited amount of multi-element assaying was done on drill core.

·	Quality Assurance & Quality Control

At Ho Gan, analytical precision and accuracy were monitored by the regular

Updated Technical Review of Bong Mieu Gold Project

inclusion of internal standards, re-assaying of replicates and duplicates and by inter-laboratory checks. At Ho Ray, initial QAQC on RC samples consisted of using selected internal samples as standards for routine submission, by internal laboratory control, by re-sampling and repeating assays on higher grade material and by comparing individual 1 metre sample assay results with 4 metre composite values. Later in the RC programs QAQC was maintained through the insertion on site of one standard sample for every 10 samples. If significant variations were apparent then the affected sample and adjacent samples were re-assayed. Repeat assays showed good precision (±15%). For the Ho Ray core drilling, no standards were inserted on site but a number of pulps were chosen for re-assay.

While the historic QAQC protocols fall short of today’s standards, Olympus is satisfied that the assay results are accurate and suitable for inclusion in the databases used for resource estimation.

WGM had no reason to doubt the validity of Olympus’s conclusions as to validity of this historic data in their 2004 report. TMCSA has not found any evidence to doubt these conclusions. It is noted that Olympus is now using diamond drilling for all its resource data. Closer spaced diamond drill holes will increase confidence levels and to some extent supercede the early RC drilling.

•    Security

The sampling procedures and handling protocols were managed by Indochina Goldfields (now Ivanhoe Mines). They are a Company of high repute and there is no reason to suspect that any samples were tampered with.

12.2  Olympus Pacific to 2004

·	Sample Preparation

The Ho Ray pit, channel and chip samples were sent to Olympus’ sample preparation facility for the Phuoc Son project at Kham Duc, where they were crushed to -1 mm (150#) and 500 gram splits sent to Genalysis in Australia. Care was taken that the rotary crushing consistently produces pulps at -1 mm with hand pulverizing done on oversize when necessary. Other Bong Mieu reconnaissance work surface samples were bagged and shipped to Genalysis without being crushed.

Samples collected for metallurgical testing were subject to some preparation in Vietnam. Fifty bags of Ho Gan samples (referred to above) totalling about 1.6 tonnes were shipped to the Olympus sample preparation facility in Kham Duc where they were crushed to -75 mm. A bulk sample of 480.5 kilograms was prepared and shipped to SGS NZ Ltd in Auckland, New Zealand for test work. The Ho Ray metallurgical samples were also crushed to -75 mm at Kham Duc. A 516 kilograms oxide sample was prepared from which 500 kilograms was extracted and shipped to SGS. An 828 kilogram sulphide sample was also prepared and 500 kilograms of this material shipped to SGS along with the other two samples.

Updated Technical Review of Bong Mieu Gold Project

Another Ho Gan metallurgical sample was prepared, this one 50 kilograms. The sample was crushed to -25 mm at Kham Duc and shipped to Gekko Systems Pty Ltd (“Gekko”), Ballarat, Australia.

The 2004 drill core was cut in half by diamond saw; one half was dried, jaw and rotary crushed to -1 mm at the field office. A 500 gram split was sent for assay to Mineral Assay and Services Co., Ltd. (“MAS”) in Bangkok, Thailand. The other half core was returned to the core box and retained as an archive for future reference.

•  Assaying

All of the 2003 assaying was carried out by Genalysis, which is an accredited NATA (National Association of Testing Authorities, Australia) laboratory and a Member of the Standards Association of Australia. Gold was assayed by fire assay with an AAS finish on 50 gram samples. Multi-element assaying was also carried out, using AA/OES (Optical emission spectrometry) methodology.

The 2004 drill core assaying is being carried out by MAS. The MAS Laboratory is certified by the Thailand Department of Industrial Works and Ministry of Industry. Gold is assayed by fire assay with an AAS finish on 50 gram samples. Multi-element assaying is also carried out, using Inductively Coupled Plasma (“ICP”) and sometimes X-ray fluorescence (XRF) techniques.

•  QAQC

A blank sample and standards were included in surface sample batches, pit, channel and chip sample batches and batches of check samples drawn from metallurgical composites during 2003. In addition Genalysis had their own internal QAQC program where they inserted standards and re-assay samples on a regular basis. Blanks were prepared from a known sterile limestone source near Da Nang and standards were from a commercial source.

For the 2004 drilling, 1 blank, 2 standards and 1 duplicate sample were inserted on site for each 30 sample batch prior to shipment. The blanks and standards are the

Updated Technical Review of Bong Mieu Gold Project

same as those used during 2003 for surface sampling QAQC.

Following completion of the 2004 drilling, Olympus quarter split selected portions of the core and sent these umpire samples without preparation to Genalysis in Perth, Australia for independent analysis as part of its QAQC program. WGM approved the Olympus QAQC program in their 2004 report and TMCSA have no reason to doubt the validity of this QAQC program.

·	Security

Outcrop, trench and pit samples taken in 2002 and 2003 were generally in the care of Olympus geologists at all times between collection and shipping to the assay laboratory. The field office compound was secure.

During the 2004 diamond drilling program all drill core was removed from drilling sites to secure sample preparation facilities at the field office in Bong Mieu as soon as practical. All samples were packaged securely and each sample batch promptly driven to Da Nang for air freight direct to the laboratory, accompanied by sample dispatch sheets and bills of lading, copies of which are retained with the sample ledger.

12.3	Olympus Pacific 2004 to 30 April 2009

·	General

In July, 2005 Olympus commissioned H.S. Castillo to review the quality control and quality assurance procedures that BMGMC were using for their drill programs at Bong Mieu. This was to ensure that the procedures being employed were to industry best practice and that the reporting of assay data from the Bong Mieu Project is of the highest quality that all disclosure meets or exceeds Canadian Institute of Mining and Metallurgy (C.I.M.M.) best practices and guidelines and Canadian NI43-101 standards of disclosure. His recommendations have been adopted by Olympus and the procedures described below essentially are as described in his report and from the observations and enquiries made by TMCSA.

·	Sample Preparation

The core to be sampled is selected using the protocols described in Section 11.2. The core is sawn by diamond saw or split (where too soft to cut) into approximately equal halves with one half sent for analysis and the remaining half labelled and retained in core boxes for future reference. The geologist logging the core supervises core cutting and ensures that the core is cut along the apex of any

Updated Technical Review of Bong Mieu Gold Project

veins or significant mineralized structure to prevent bias. He also ensures that the sequence for insertion of blanks, duplicates and standards is followed.

Each sample of core is assigned a unique sample number from the pre-printed sample tickets. The core samples are then dried, jaw crushed and rotary crushed to -1 mm size. All equipment is cleaned between samples with cleaning rock, cleaning sand and then blown with the dry air.

The sample is then split using a riffle splitter to produce 2 sub-samples of homogeneous material each weighing 500 grams. These are placed into clean, new transparent plastic sample bags into which one pre-printed sample tickets is also placed into each bag and the sample number written in indelible ink on each bag as a cross reference.

One sample is sent for assay and the other retained as a duplicate. The residue not sent for assay is also retained on site for future reference and check assaying etc.

The third and final sample ticket remains in the sample ticket book with the drillhole number and meterages filled in. Occasionally half core is not prepared on site and is dispatch to the laboratory in Thailand for sample preparation and assay. Custom sample tags have been printed with Bong Mieu Gold Mining Ltd. s (BMGMC) name and samples numbers. The lab is required to notify Olympus if the samples do not arrive with the Olympus seals intact and to retain all seals so that a probable Chain of Custody is available.

Sealed sample bags are placed in locked metal boxes in sequence for shipment to the laboratory. The geologist sending the sample shipment keeps a record of all samples shipped. The samples are transported to Da Nang by road and then from Vietnam to Mineral Assay and Services Co. Limited’s (MAS) laboratory in Bangkok, Thailand by TNT. Assay results are then electronically distributed to authorized personnel and a hard copy of Assay Certificates is sent to Olympus’s office in Da Nang, Vietnam.

•  Assaying

Samples are assayed at MAS Laboratory in Bangkok, Thailand. The Thailand Department of Industrial Works and Ministry of Industry certify the MAS laboratory.

1.	Upon receipt, samples are sorted, inspected, logged and dried (if necessary and/or requested).

Updated Technical Review of Bong Mieu Gold Project

2.	Samples not prepared on site at Bong Mieu are passed through a jaw crusher and crushed to about ¼ inch.

3.	The samples are further reduced to minus 10 mesh by passing them through a Rhino Jaw crusher.

4.	An assay sample of approximately 200 to 250 grams is cut from each sample with a Jones Riffle. The reject from each sample is bagged, tagged and stored.

5.	Each assay sample including those previously sample prepared on site at Bong Mieu is then pulverized to minus 150 mesh. The samples are bagged and labelled.

6.	All equipment is cleaned between sample with cleaning rock, cleaning sand and then blown with dry air.

Gold is assayed by fire assay using a 50 gram charge with an Atomic Absorption Spectophotometric (AAS) finish, (detection limit 0.02 g/t Au).

The Laboratory inserts its own certified control standard at random in each batch of approximately 30 samples. In addition, the laboratory re-assays every 10th sample.

A suite of other elements are now analysed by several techniques, including; W, digestion by phosphoric acid leach and analysis by ICP-ES and F by NaOH fusion and analysis by specific ion electrode.

ICP analyses on 40 elements from selected mineralized intervals are carried out on a routine basis. These elements are: Mo, Cu, Pb, Zn, Ag, Ni, Co, Mn, Fe, As, U, Th, Sr, Cd, Sb, Bi, V, Ca, P, La, Cr, Mg, Ba, Ti, Al, Na, K, W, Zr, Ce, Sn, Y, Nb, Ta, Be, Sc, Li, S, Rb, Hf.

•  Quality Assurance & Quality Control

Geochemical Standards

Olympus uses internal certified standards from ROCKLABS Ltd., of Auckland, New Zealand. They are certified and prepared by Malcolm Smith Reference Material Ltd., of No.2 Morriage Place Auckland 10, New Zealand. Olympus uses six Internal Certified Standards with Au assay values in the range of 1.761 g/t Au –  5.911 g/t Au. The origin of the reference material are feldspar and pyrite with minor

Updated Technical Review of Bong Mieu Gold Project

quantities of finely divided gold and silver containing minerals that have been screened to ensure there is no gold nugget effect.

Olympus insert 2 internal certified standards in each batch of around 30 samples sent to the laboratory.

These reference materials are:

o	SI15 –1.805 +/- 0.028 g/t Au

o	SL20 –5.911 +/- 0.073 g/t Au

o	SN34 –5.893 +/- 0.057 g/t Au

o	SI25 –1.801 +/- 0.057 g/t Au

o	SI42 –1.761 +/- 0.021 g/t Au

o	SJ46 –5.867 +/- 0.066 g/t Au

Castillo, 2005, in his statistical analysis of 174 of these certified internal standards representing 6.61% of the total samples from 31 holes at Thac Trang and a further 34 samples representing 5.27% from 5 drill holes at Nui Kem; showed the mean average of Olympus sample standard is 4.2496095 vs. mean average of MAS assay result of 4.221373563, at Thac Trang. This showed a mean average variance of -0.028235632 which is within the 95% confidence levels set on the Certified Analysis reference material.

In the case of the Nui Kem certified internal standards the mean average of Olympus’ Internal Certified Standards is 4.773882353 while MAS Au assays result is 4.878235284, shows a mean average variance of -0.104352941 which is within the 95% confidence levels set on the Certified Analysis reference material.

Figure 18 - Gold Chart for RockLabs SI15 Reference Material to Figure 23 - Gold Chart for RockLabs SL46 Reference Material show the gold scatter plots of the other reference material used during the years 2004 to 2008, all assayed by MAS.

Updated Technical Review of Bong Mieu Gold Project

Updated Technical Review of Bong Mieu Gold Project

Updated Technical Review of Bong Mieu Gold Project

The following charts show the standards inserted by Olympus and analysed by MAS; with few exceptions, most compared within the 5% tolerance recommended by Hellman and Schofield as being acceptable, although a considerable number fall outside the limits set by RockLabs.

Updated Technical Review of Bong Mieu Gold Project

Duplicate Samples

As part of Olympus’s quality control procedure, field duplicate samples are inserted at random at the rate of 2 per batch of around 30 samples. These samples are derived by splitting out 500 gram after the whole sample has been hammer milled to <1mm. Each duplicate sample is assigned a unique number that can be related to the primary sample number and tracked through the system. For both the Thac Trang and Nui Kem samples evaluated by Castillo, 2005, the assay results for the duplicate samples are nearly identical to their corresponding primary samples.

Validation of field duplicate samples involved the double checking of the database using the validated assay database. The laboratory duplicates or repeat samples were cross referred to the individual assay certificates, as these do not form part of the assay database. During the exploration period 2004 to 30 April 2009, 486 field duplicates were analysed and 700 laboratory samples duplicated.

The two succeeding figures, Figure 24 - Logarithmic Correlation Plot of Original & Field Duplicate Samples and Figure 25 - Logarithmic Correlation Plot of Original and Laboratory Repeat Samples, illustrate the logarithmic plots of field and laboratory duplicates. Logarithmic plotting was used instead of linear correlation because of tight spacing among sample points making linear graph ineffective for interpretation and presentation. The red line shows the ideal trendline for a perfect original-duplicate sample result, derived from the equation y=mx+b where m is the slope which is equal to one and b is the y-intercept equal to zero.

Sample points for the field duplicates show a good correlation between the original and replicate samples. The distribution is nearly patterned to the ideal linear trend line, with few sporadically scattered points but still close to the line. Grades in the lower limits, however, show more sample dispersion signifying lesser replication of grades of the original samples. The higher variation between the original and duplicate grades of samples within this zone can be considered normal, since this is already near and within the detection limit zone. As noted by H&S, assay values are unlikely to be accurate unless values are well above the detection limit.

A similar pattern was observed in the repeat assaying conducted by the laboratory. It can be clearly noted here that the replication of values becomes more precise and accurate at higher grades.

Updated Technical Review of Bong Mieu Gold Project

Blanks

Blank samples are inserted randomly in each batch to ensure that any possible sample contamination is identified. If significant sample contamination is identified by Olympus, the affected batch(s) is (are) re-analyzed and appropriate steps taken to prevent future contamination.

Updated Technical Review of Bong Mieu Gold Project

Of the samples evaluated by Castillo the blank assays ranged from <0.02 (below detection) to 0.05 g/t Au, in rare instances.

Since 2004 to the present time Olympus has submitted 494 blank samples for assay. Results show minimal contamination. Over time detection limits used have been either <0.01 or <0.02. Of the 494 samples only two have assayed above detection, 0.02 and 0.03 g/t respectively. A plot of blank samples is shown in Figure 26 - Scatter Plot of Blank Samples. This clearly shows that there has effectively been no contamination of samples for the Bong Mieu exploration projects since 2004.

Umpire Sampling

Since 2005 umpire samples are selected at a ratio of 1:10 and are sent to Genalysis in Perth for assay. Genalysis is an accredited NATA (National Association of Testing Authorities, Australia) laboratory and a Member of the Standards Association of Australia.

Figure 27 - Bar Graph Comparing Original & Umpire Assays is a bar graph comparing gold assays of the original and umpire samples for the exploration drilling programs from May 2007.

Updated Technical Review of Bong Mieu Gold Project

From Figure 27 - Bar Graph Comparing Original & Umpire Assays, there is a generally a high variance in gold assays for high grade samples, but less variance for lower grade samples. This can be attributed a mild nugget effect in the higher grade samples. Samples with grades within less than detection limit to 10 g/t Au show a good grade correlation.

Figure 28 - Logarithmic Plot of Original & Umpire Samples shows the logarithmic plots of the samples being correlated.

Updated Technical Review of Bong Mieu Gold Project

The above chart shows that umpire samples close to the detection point of 0.01 ppm yield higher results than the original samples. Apart from a greater variance with several of the higher grade samples there is an overall close correlation between the original and umpire values.

•  Security

During the diamond drilling programs since 2004 all drill core has been removed from drilling sites to secure sample preparation facilities at the field office in Bong Mieu as soon as practical under the supervision of the site geological staff.

The core logging and sample preparation areas are manned during working hours and locked at night. The sample preparation and logging areas are under the supervision of the senior site geologist, junior geologist and senior sample preparation staff. The Company employs on site security personnel and only authorised persons may enter the compound.

All samples are packaged in sealed plastic bags and placed in secure steel boxes. These sealed boxes are then transported to Da Nang accompanied with sample dispatch sheets and bills of lading, copies of which are retained with the sample ledger. They are then air freighted using TNT to the MAS in Bangkok, Thailand or other laboratories as appropriate. The laboratory is required to notify Olympus if the samples do not arrive with the Olympus seals intact and to retain all seals so that a probable Chain of Custody is available.

Updated Technical Review of Bong Mieu Gold Project

Opinion on the Adequacy of Sampling, Sample Preparation, Security and Analytical Procedures

The authors consider that the sampling, sample preparation, security and analytical procedures and results detailed in this report by and undertaken by Olympus conform to the expected mining industry standards.

Updated Technical Review of Bong Mieu Gold Project

13.0  DATA VERIFICATION

13.1 General

The site visit conducted by Stevens and Associates and Terra Mining consultants included a number of checks on data verification including visiting drill sites and key geological outcrops at Ho Ray and Thac Trang, reviewing existing reports on geology and mineralization and observing that the data fits the current mineralization and geological models for consistency with the resource modelling.

13.2 Drillhole and Sample Location

A representative number of drill sites were inspected at Ho Ray and at Thac Trang. All holes inspected had the collars set in concrete with the drillhole number, depth, declination, and start and completion date recorded. These were photographed and the coordinates recorded with a hand held GPS unit (Garmin e-Trex Vista). Small discrepancies between the GPS readings and the surveyed positions in the database were consistent with accuracy limits of the handheld GPS.

13.3 Geological Logging

Drill core from several holes was reviewed by TMCSA with the physical rock in the core boxes compared with lithological descriptions in the drill logs. These were then checked against the lithological data entered into the database for the geological modelling. It is noted that many of the earlier holes had been re-logged by W. Shywolup in 2006 and assigned to the rock unit scheme devised by W. Shywolup and T. Sirinawin in 2002.

TMCSA have also reviewed the physical drill core and drill logs from the 2007 and 2008 drill programs at Bong Mieu East and Bong Mieu South-East. The logs for these holes were also checked against the geological data entered into the database and used as the basis for updating the geological models.

TMCSA are satisfied that the drill hole logging has been carried out in a professional manner, the data recorded and entered consistently into the database and is to accepted industry standards.

13.4 Sample Data Verification

Olympus store all original signed assay sheets in the Da Nang head office in locked shelving units the security for which is the responsibility of the Exploration Manager. Sample data verification was undertaken on samples selected from randomly chosen drill holes dating from 1995 to 2006 from Thac Trang and Ho Ray by TMCSA. The samples

Updated Technical Review of Bong Mieu Gold Project

were tracked through from original signed assay sheets to the Company’s sample dispatch sheets, sample tags and the database to confirm accurate data transfer and database integrity. TMCSA have updated this data verification by undertaking the same process on the 2007 – 2008 drill program.

Table 22 - Randomly Chosen Database & Assay Sheet Verification List lists the assays randomly chosen for database verification with the original assay sheets from the laboratory.

Drillhole	Sample Interval	Sample No	Assay Dispatch	Au(Av) in Database	Au on Assay Sheet	Valid
HRRC04	18-19 m	14084	1102	0.853	0.853	Yes
HRRC06	7-8 m	14132	1103	0.502	0.502	Yes
HRRC17	26-27 m	23022	1177	4.33	4.33	Yes
HRRC31	8-9 m	16428	1149	7.825	7.825	Yes
HRRC72	15-16 m	23134	1179	8.420	8.420	Yes
HRDD101	47-48 m	33606	1995/61	6.6	6.6	Yes
HRDD133	66-67 m	35424	1996/34	7.8	7.8	Yes
HRDD152	14-15 m	58448	2006010BM	4.8	4.8	Yes
HRDD168	10-11 m	58621	2006016BM	66.5	66.5	Yes
HRDD135	10-11 m	51457	2004036BM	1.48	1.48	Yes
HRDD136	0-1 m	51502	2004039BM	12.2	12.2	Yes
HRDD184	56-57 m	59677	2006065BM	1.15	1.15	Yes
HRDD221	59-59.4m	65080	080070 au	3.40	3.4	Yes
HRDD222	79-79.9m	65109	080081 au	3.76	3.76	Yes
HRDD223	44.45-44.9m	65148	080082 au	1.32	1.32	Yes
HRDD224	3-4m	65409	080142 au	13.4	13.4	Yes
HRDD228	88-88.7m	66609	080571 au	3.7	3.7	Yes
HRDD230	120.2-120.9m	66942	080627 au	2.44	2.44	Yes
HRDD234	118-119.3m	67630	080766 au	2.54	2.54	Yes
HRDD235	8.6-9.5m	67640	080766 au	7.4	7.4	Yes

Updated Technical Review of Bong Mieu Gold Project

Drillhole	Sample Interval	Sample No	Assay Dispatch	Au(Av) in Database	Au on Assay Sheet	Valid
HRDD238	36-36.6m	68051	080821 au	12.5	12.5	Yes
HRDD240	97.75-98.4m	68390	080876 au	1.03	1.03	Yes

Table 22 - Randomly Chosen Database & Assay Sheet Verification List

13.5 Database Validation

TMCSA have verified randomly chosen data with respect to drill core, drill sites, assay data and verified the validity of the database used for resource estimation for Thac Trang, Ho Ray and Ho Gan. Errors in the database have been rectified as described and TMCSA are satisfied with the data integrity used in the resource modelling.

TMCSA did not carry out comparative assaying of drill samples or surface sampling to confirm the presence of gold for their August 2007 Technical Report. This had been done by WGM in 2003 as detailed in their 2004 report. They collected six (6) samples of mineralized surface material, two from each of Ho Gan, Ho Ray and Nui Kem.

These samples were mostly composed of broken material (grab samples), obviously very near source. Some chipped material was taken from bedrock exposures. The samples were collected and sealed in five (5) individual tamper-proof plastic sample bags and one cloth bag. Because of the logistics and permitting required to ship samples out of Vietnam, the samples were shipped by Olympus to WGM in Toronto. They were subsequently sent to the ALS Chemex ISO 9002 accredited laboratory in Vancouver for analysis. They were each assayed for Au, Ag, Zn and Pb. Au was determined by fire assay with a gravimetric finish on 50 gram samples. Ag, Zn, and Pb were determined by AAS following aqua regia digestion on 30 gram samples. In addition, multi-element ICP analysis was carried out.

The purpose of the WGM sampling was to establish the presence of Au in each of the deposits. Five (5) of the six (6) samples returned gold values. The sixth, from the Ho Ray oxide zone in Pit 2 returned <0.05 g/t Au, the detection limit for the assaying method. Elevated lead values were returned from one of the Ho Ray samples and one of the Nui Kem samples. The results are documented in Table 23 - WGM Bong Mieu Sampling Results, 2003.

Updated Technical Review of Bong Mieu Gold Project

Number	Location	Au (g/t)	Ag (g/t)	Pb (ppm)
2726	Ho Gan– Area 7	0.57	1	71
2306	Ho Gan – West pit	0.67	4	3,290
2725	Ho Ray, Pit 4 – Oxide/Sulphide	2.35	1	9
2727	Ho Ray, Pit 2-oxide	<0.05	<1	178
2724	Nui Kem, General muck pile	20.9	11	178
2728	Nui Kem, above Adit 5	0.83	4	3,360

Table 23 - WGM Bong Mieu Sampling Results, 2003

TMCSA was satisfied that the WGM data is valid and confirms the presence of gold mineralization in the project area. This along with the observation that the Company is now producing gold and the amount of validated and original assay data viewed along with visible gold, tungsten, fluorine and base metal mineralization observed in drill core and outcrop is consistent with the exploration data compiled by Olympus.

For the purposes of validating the current database, that incorporates the recent drill data for Bong Mieu East, TMCSA undertook check assaying on high grade zones from randomly selected drill holes from Bong Mieu East. Samples were prepared in the Bong Mieu sample preparation facility and dispatched to SGS Laboratories in Waihi, New Zealand for comparative analysis of gold and silver. Holes selected were from 2007 onward as WGM had validated the data to 31 December 2003.

Table 24 - Original Assay Data Selected for Check Sampling by TMCSA lists the original assay results for the check holes and Table 25 - Check assay data from SGS Waihi, New Zealand lists the check assays redone by TMCSA.

Drill Hole	Area	From (m)	To (m)	Interval (m)	Sample No	Au (g/t)	W (ppm)
HRDD236	Thac Trang	69.00	70.00	1.0	67846	3.09	900
HRDD224	Ho Ray	37.00	38.00	1.0	65206	5.68	220
HRDD238	Thac Trang	36.00	36.60	0.6	68051	12.50	70
HRDD230	Ho Ray	132.50	133.50	1.0	66958	6.52	520

Table 24 - Original Assay Data Selected for Check Sampling by TMCSA

Updated Technical Review of Bong Mieu Gold Project

Drill Hole	Area	From (m)	To (m)	Interval (m)	Sample No	Au (g/t)	W (ppm)
HRDD236	Thac Trang	69.00	70.00	1.0	67846	1.64	638.8
HRDD224	Ho Ray	37.00	38.00	1.0	65206	5.64	277.7
HRDD238	Thac Trang	36.00	36.60	0.6	68051	15.40	819.9
HRDD230	Ho Ray	132.50	133.50	1.0	66958	6.10	567.4

Table 25 - Check assay data from SGS Waihi, New Zealand

The check assays carried out by TMCSA were derived from diamond sawn ¼ core of the remaining half core sample. It is noted that there are some differences between the original and check assays as shown in the tables above.

This is to be expected when dealing with relatively high gold grades and analysing from the remaining split core. This is most likely due to variability in distribution of mineralisation through the ore zone and the sometimes coarse nature of the gold and tungsten mineralization.

However, the results do show some consistency in that where the primary grades are high the check assay is also high.

TMCSA is satisfied that the data is valid and confirms the presence of gold and tungsten mineralization in the project area.

Other database validation is covered in Section 16 of this report.

Updated Technical Review of Bong Mieu Gold Project

14.0  ADJACENT PROPERTIES

There are no known significant exploration properties adjacent to or near the Bong Mieu property.

The nearest property of economic significance is the Phuoc Son project of Olympus, located some 70 kilometres north-west of Bong Mieu, and with announced resources of 211,280 contained ounces gold (Measured and Indicated) and 425,380 contained ounces gold (Inferred), as at 15 January 2008.

The Sepon project of Oz Minerals Limited, located some 100 kilometres to the NNW in Laos, currently has resources of 3.3 Moz gold and 1.8 Mt of copper. (Oz Minerals website: www.ozminerals.com.au as at June 2008).

Bong Mieu, Phuoc Son and Sepon are all located near or on the North West trending Phuoc Son Suture Zone.

Updated Technical Review of Bong Mieu Gold Project

15.0  MINERAL PROCESSING & METALLURGICAL TESTING

15.1 Introduction

A variety of metallurgical testwork and studies has been undertaken on each of the deposits to some level. A summary of the testwork and studies completed to date is included below for each area of the Bong Mieu Investment Licence.

15.2 Bong Mieu East

15.2.1 Mineragraphic & Petrographic Work

Listed below is a summary of some historical mineragraphic and petrographic work undertaken for the Ho Ray and Thac Trang deposits within the Bong Mieu East area.

Mineragraphic Examination Ho Ray Concentrates – Roger Townend

Roger Townend, in August 1996, mineragraphically examined 13 centrifuge concentrates of Ho Ray ore. The mineral species which were identified are as follows (though in no particular order of abundance): gold, electrum, hessite, bismuth, bismuthinite, chalcopyrite, covellite, galena, sphalerite, molybdenite, arsenopyrite, scorodite, pyrite, pyrrhotite, marcasite, magnetite, goethite, ilmenite, rutile, leucoxene, scheelite, fluorite, alumotungstite, raspite, russellite, and an unnamed Ti>Fe tungstate. His report and photography are available.

Petrography of Rocks and Core from Ho Ray and Thac Trang – Dick England

Dick England carried out thin sectioning and petrological descriptions of rocks and core, principally detailed in 3 reports, namely for rocks from Ho Ray – in report dated 4 February 2004, and for core from Thac Trang – in reports dated 5 November 2004 and 5 January 2005.

The mineral species which were identified from Ho Ray are as follows: gold, bismuth, bismuthinite, chalcopyrite, Fe-rich sphalerite, pyrite, arsenopyrite, pyrrhotite, titanite, fluorite, scheelite (generally <3 mm), and molybdenite-tungstenite as an inclusion within scheelite.

The mineral species which were identified from Thac Trang are as follows: gold, bismuth, bismuthinite, chalcopyrite, Fe-rich sphalerite, galena, pyrite, pyritised marcasite, arsenopyrite, pyrrhotite, titanite, ilmenite, leucoxene, molybdenite (<0.3 mm), fluorite (<1 mm) and scheelite (generally <0.3 mm but up to <0.8 mm). Maldonite was also suspected as being present.

Updated Technical Review of Bong Mieu Gold Project

England’s reports provide descriptions of mineral associations, grain sizes and excellent photomicrographs of selected polished thin sections. His reports and photography are available.

15.2.2 Previous Metallurgical Testwork & Reports

Listed below is a summary of the historical metallurgical testwork and reports undertaken within the Bong Mieu East area on the Ho Ray and Thac Trang deposits.

“Metallurgical Testing of Bong Mieu Gold Ore for Lycopodium Pty Ltd”, AMMTEC Pty Ltd, July 1996

A large number of reverse circulation percussion (RC) samples were supplied to AMMTEC for a metallurgical test program. The test work on prepared composites was to determine gold recovery under various conditions (essentially cyanidation at various grind sizes, cyanide levels, performance with addition of carbon, performance with addition of oxygen), and determine tungsten recovery by flotation and gravity.

The samples comprised “old” (drilled 1 to 2 years earlier) and “new” (re-drills) material. The samples were categorized as 5 types of ore, namely pegmatite (71.0 kilogram), skarn (133.0 kilogram), dolomite (20.7 kilogram), schist (43.7 kilogram) and oxide (68.6 kilogram). “Zone” composites were blended for each ore type from the “old” samples and “RC chip” composites were prepared for each ore type from the “new” samples. A master composite (30 kilogram) was also blended from the “zone” composites (comprising 10.5 kilogram pegmatite, 9.0 kilogram skarn, 2.4 kilogram dolomite, 3.6 kilogram oxide and 4.5 kilogram schist). Head grades for the composites were as follows:

Composite Type	Composite Name	Au g/t	Au g/t (check)	Ag ppm	W ppm	As ppm	S2- %	Stotal %
Zone	Pegmatite	3.12	3.00	<1	2,421	272	<0.05	<0.05
Zone	Skarn	3.16	3.90	1	1,869	36	<0.05	<0.05
Zone	Dolomite	1.36	1.36	23	1,270	14	<0.05	<0.05
Zone	Oxide	2.22	1.88	1	2,163	1,118	<0.05	<0.05
Zone	Schist	2.32	2.28	<1	2,389	322/336	<0.05	<0.05
RC Chip	Pegmatite	4.34	1.94/3.32	1	119	18	<0.05	<0.05
RC Chip	Skarn	6.04	5.26/5.22	<1	2,307	12/16	<0.05	<0.05
RC Chip	Oxide	5.48	5.02/4.46	2	2,687	3,390	<0.05	<0.05
RC Chip	Schist	4.20	4.24	<1	1,804	1,082	<0.05	<0.05
Master	Master	3.00	3.40/2.90	5	2,004	301/294	<0.05	<0.05

Table 26 – Metallurgical Testing - Head Grade Composites

Additionally levels of the elements Al, Ba, Bi, Ca, Cd, Co, Cr, Cu, Fe, Hg, K, Li, Mg, Mn, Mo, Na, Ni, P, Sb, Sr, Te, Ti, V, Y, Zn, and Zr were determined for the “zone” composites.

Updated Technical Review of Bong Mieu Gold Project

The majority of test work was carried out on the pegmatite and skarn “zone” composites. The SG determined for these composites were 2.43 g/cm3 and 2.94 g/cm3 respectively. Grind establishment tests (to determine grind time versus grind size characteristics) were performed on all ore types. A series of leach tests on the pegmatite and skarn “zone” composites showed little difference in gold recovery between CIL and direct leaching. Leaching over a series of grind sizes indicated a slight trend in improved gold recoveries with increased grinding.

A grind size of P80 75 micron was selected for the following tests. Leaching with oxygen injection appeared to result in poorer gold recoveries so oxygen injection was discontinued for further tests. A series of tests was carried out using varying levels of cyanide addition (1.0, 2.0 and 3.0 kg/t) and results indicated that gold recoveries varied slightly with cyanide level. Confirmatory leaches at the P80 75 micron grind size were performed on the pegmatite and skarn “zone” composites. Gold recoveries after 24 hours were 84.0% (leach residue of 0.614 g/t Au and calculated head of 3.84 g/t Au) for the pegmatite and 86.0% (leach residue of 0.546 g/t Au and calculated head of 3.91 g/t Au) for the skarn. Reagent consumptions were 0.44 and 0.42 kg/t NaCN, and 0.50 and 0.85 kg/t lime. The leach solutions from these confirmatory leaches indicated a very low level of cyanide complexes present. The remaining dolomite, oxide and schist “zone” composites were leached under optimum conditions (P80 75 micron) and gold recoveries after 24 hours were 81.8% (leach residue of 0.260 g/t Au and calculated head of 1.43 g/t Au) for the dolomite, 95.1% (leach residue of 0.108 g/t Au and calculated head of 2.22 g/t Au) for the oxide, and 87.9% (leach residue of 0.288 g/t Au and calculated head of 2.37 g/t Au) for the schist. Reagent consumptions were 0.64, 0.89 and 0.63 kg/t NaCN, and 0.95, 6.75 and 1.20 kg/t lime.

The four “RC chip” composites prepared from the “new” samples, namely pegmatite, skarn, oxide and schist, were leached under optimum conditions (P80 75 micron). Gold recoveries after 24 hours were 91.3% (leach residue of 0.348 g/t Au and calculated head of 4.01 g/t Au) for the pegmatite, 83.2% (leach residue of 0.994 g/t Au and calculated head of 5.93 g/t Au) for the skarn, 88.1% (leach residue of 0.628 g/t Au and calculated head of 5.28 g/t Au) for the oxide, and 67.9% (leach residue of 1.32 g/t Au and calculated head of 4.11 g/t Au) for the schist. Reagent consumptions were 0.64, 0.37, 0.59 and 0.35 kg/t NaCN, and 0.95, 0.73, 4.25 and 0.73 kg/t lime.

The leaching of the master composite resulted in gold recovery after 24 hours of 84.2% (leach residue of 0.529 g/t Au and calculated head of 3.35 g/t Au), reagent consumptions of 1.91 kg/t NaCN and 1.38 kg/t lime.

Splits of the master composite (before and after leaching) were passed through a Knelson concentrator to produce a tungsten concentrate and whilst concentrates exceeded 2% in grade recovery was poor. Details are at P80 250 micron the concentrate contained 1.9% of

Updated Technical Review of Bong Mieu Gold Project

the weight with tungsten recovery of 18.9%, and at P80 75 micron the concentrate contained 1.1% of the weight with tungsten recovery of 11.0%. The master composite leach tails were also floated to determine tungsten recovery. Flotation performance was poor with the presence of slimes impeding the flotation. The sample was de-slimed but recoveries were still poor.

“Review of Process Metallurgy-Ho Ray Deposit”, Gary Hawthorn, November 2002

Hawthorn’s review of the AMMTEC test program produced the following comments:

“Unfortunately, the testing program was poorly lead, but well executed, then poorly analyzed. Although a large number of tests were performed, too little useful data was derived from this testing. Mainly this occurred because of the failure to use fractional analyses of the tailing to better understand grind dependency, and the failure to recognize the economic importance of the generally high (0.25 – 0.5 g/t Au) losses to cyanidation tailing.

Although the data suggested that the main source of tailing losses was as “sulphidic” gold (Ammtec tables 36 & 37), no use was made of this information. The data clearly suggested the need to perform flotation testing for gold recovery. Although success is not assured or even suggested, the low sulphur content in every individual sample indicates that “bulk” flotation has considerable potential to achieve a high ratio of concentration and potentially produce a high grade flotation concentrate. The extent to which gold can be recovered in flotation is not known.

No optical microscopy was undertaken on any of the test products. Given the high gold losses to tailing, this type of study had the potential to identify the nature of the loss and to potentially suggest processing alternatives.

Although no “heap leaching” tests were undertaken, the results from the agitation leaching tests suggest that relatively fine grinding is beneficial on material from all both the skarn and pegmatite zones. No similar testing was undertaken on the other zones.”

He summarized the AMMTEC findings as:

•	This material is not preg robbing;

•	The mineralization is somewhat grind sensitive, with P80 = 75 microns being an optimum;

•	The injection of oxygen is not useful;

Updated Technical Review of Bong Mieu Gold Project

•	The consumption of cyanide increases sharply at elevated cyanide concentrations;

•	"Diagnostic" leaching determined that the major (>80%) gold loss in the cyanidation tailing was as "sulphidic" gold.

One of the recommendations was:

“…the potential role of flotation for gold recovery needs to be investigated.”

Ho Ray metallurgical samples, 2003

Samples for metallurgical testing were taken from 4 of the 6 shafts/pits excavated on the Ho Ray deposit during June and July 2003. Samples, on a 1.0 metre basis down the shaft/pit wall were sent for analyses. Dispatched oxide sample assays (6) ranged from 1.33 to 7.43 (7.3 check) g/t Au, <0.5 to 5.2 ppm Ag, 38 to 13,085 ppm As, 38 to 265 ppm Bi, 46 to 446 ppm Cu, 5.15 to 26.12% Fe, 38 to 202 ppm Pb, <5 ppm Te, 454 to 4,066 ppm W and 25 to 152 ppm Zn. Dispatched sulphide sample assays (7) ranged from 1.39 to 7.32 (7.46 check) g/t Au, <0.5 to 1.4 ppm Ag, 11 to 37 ppm As, 49 to 458 ppm Bi, 16 to 40 ppm Cu, 1.7 to 11.47% Fe, <5 to 56 ppm Pb, <5 to 12 ppm Te, 1,079 to 2,923 ppm W and 34 to 189 ppm Zn. Correlation coefficients of all the shaft/pit samples showed high correlations between Au and Bi (0.87), Au and W (0.86), Bi and Te (0.85), and As and Cu (0.85).

Five hundred kilograms of each of oxide and sulphide material were dispatched to SGS New Zealand Ltd (SGS) in Waihi, New Zealand during early 2004. The aim was to have a series of column tests performed following bottle roll tests to determine the amenability of the ore to heap leach processing. Head grades determined by SGS were for oxide A 4.03 g/t Au and oxide B 3.92 g/t Au, and sulphide A 5.83 g/t Au and sulphide B 5.74 g/t Au. The initial bottle roll tests returned poor recoveries after 96 hours with oxide recovery being 58.5% (calculated head grade of 5.70 g/t Au) and sulphide recovery being 23.4% (calculated head grade of 6.67 g/t Au). Further work was terminated.

Gekko Systems Pty Ltd (Gekkos), 25 November 2004 and comments by Klaus Konigsman

Ho Ray oxide and sulphide samples were dispatched to Gekkos, Ballarat, Victoria, Australia (some 16 kilogram oxide and 20+ kilogram sulphide from the original shaft/pit samples – uncertain to exact nature of samples) for test work. Samples were jaw and rolls crushed to 100% passing 3.35 mm, splits dispatched to AMMTEC for bond ball mill closed circuit grindability test work, and remaining samples were rolls crushed to 100% passing 1 mm, riffle split and progressively ground and tabled to produce a series of concentrate samples

Updated Technical Review of Bong Mieu Gold Project

and a tails sample. All samples were analysed to determine the yield – recovery and yield – grade curves.

Results were as follows: the oxide sample from 80% passing 1,243 micron to 80% passing 72 micron required 8.9 kilowatt hours per dry tonne and the sulphide sample from 80% passing 1,243 micron to 80% passing 72 micron required 16.8 kilowatt hours per dry tonne.

Gravity and flotation were poor – oxide recoveries for Au were 15.2% and 20.4% and for Ag were 30.6% and 31.6%, and sulphide recoveries for Au were 37.9% and 39.7% and for Ag were 39.7% and 29.3%.

Klaus Konigsman, an independent consultant from Oakville, Ontario, Canada concluded that “The recent gravity concentration tests with Ho Ray ores clearly indicated that this ore is not amenable to efficient gravity concentration.”

He suggested the following: “It might be possible to float a sulphide concentrate and feed it into an InLine Leach reactor.

Two test options should be considered:

1.	Determine by optical mineralogical analysis the gold carriers in this deposit

2.	Is the gold associated with sulphides or other mineral constituents? How fine are the majority of the gold particles?

3.
Carry out bulk sulphide flotation tests with this ore at a fineness of grind in the 75 micron range, possibly an even finer grind. How much of the mill feed will be recovered into such concentrate? How much of the gold will the concentrate carry?

4.	If a concentrate with significant gold is recovered, determine gold recovery in such product when treated in an InLine Leach Reactor.”

SGS Lakefield Research Limited (Lakefield), 1 December 2004 and comments by Klaus Konigsman

A vertical PQ diamond core hole for 30.5 metres was completed in mid-2004 at Ho Ray to obtain fresh sulphide sample for metallurgical test work. Half core with a weighted average grade of 2.72 g/t Au (14.0 – 16.0 metres and 18.0 – 21.0 metres) was collected. Oxide material, with an estimated grade of 2.83 g/t Au, from samples obtained during the 2003 pitting program was also collected. Both oxide and sulphide samples were dispatched to Lakefield, in Lakefield, Ontario, Canada for mineralogical examination.

Updated Technical Review of Bong Mieu Gold Project

Lakefield reported “The as-received samples were stage-crushed to 100% passing 75 µm. 500 g of -75 µm material of each sample was separated by heavy liquid at 2.95 g/cm3 in a centrifuge to produce a Float fraction (composed mainly of quartz and silicate, with disseminated sulphides or oxides) and a Sink fraction (composed mainly of liberated sulphides, with some composite particles). Two polished sections were prepared from the Sink fraction and one from the Float fraction of each sample for gold scanning using optical microscopy. Representative photomicrographs were taken to show the mode of occurrence of gold in each sample…”

The oxide head assay was 3.59 g/t Au and the sulphide head assay was 2.70 g/t Au.

Lakefield findings and conclusions from the mineragraphic work were: “A total of 41 electrum particles were observed in the Oxide Comp. ... The majority of electrum particles occurred as liberated particles. The grain size ranged from 1 to 39 µm, with ~90% of particles being less than 20 µm. Four particles locked in scorodite (temporarily identified), ranging from 1 to 3 µm in grain size, were observed. The fine grain size of the electrum particles is considered to be the main cause for low recovery by gravity concentration.

Gold distribution … shows that gold in the Sink fraction accounted only for 4% of the head assay, indicating that the majority of the gold was associated with the Light fraction (silicate with fine-grained FeOx and scorodite) and gravity recoverable gold is not significant.” and

“A total of 157 electrum particles were observed in the Sulphide Comp (Appendix 1-2). The majority of electrum particles (accounting for 93% of the total particles) occurred as liberated particles. The grain size ranged from 1 to 89 µm, with liberated particles being 4 to 89 µm, attached particles (to silicate, pyrite and Fe-oxide) being 3 to 52 µm, and locked particles (in silicate and pyrite) being less than 4 µm. Like the Oxide Comp, the fine grain size is considered to be the main cause for low recovery by gravity concentration, although a few medium-sized particles were observed.

Compared to the Oxide Comp, the Sink fraction of Sulphide Comp carried a higher amount of gold (~19%)... Gold in the Light fraction (~81%) was assumed to be associated with silicate and fine-grained sulphide and FeOx minerals.”

SGS Lakefield Research Limited (Lakefield), 25 February 2005 and comments by Klaus Konigsman

The above mentioned samples submitted to Lakefield underwent further metallurgical testing. This work apparently comprised size distribution analyses, rougher kinetics tests to assess potential for gold flotation, and sink/float tests. Unfortunately, TMCSA have seen only some of the initial test work data and do not have a final report.

Updated Technical Review of Bong Mieu Gold Project

Konigsman’s comments on the flotation tests were as follows:-

“The oxide ores upgraded very poorly in the first flotation test. The concentrate grades were very low, the tailings far too high.” and for the sulphides “I would expect gold could be recovered by flotation into a concentrate containing 5 to 8 % of the mill feed weight and carrying roughly 70 % of the gold contained in the mill feed.”

15.2.3 Recent Metallurgical Test Program

SGS Lakefield Research Limited (Lakefield) completed a further metallurgical testing program on ores from the Ho Ray deposit for the Bong Mieu Gold Mining Company represented by Olympus Pacific Minerals Inc. at the instigation of Klaus Konigsman. A summary of their findings follows:

“Some 399 kilogram of packaged drill core representative of a Sulphide zone and an Oxide zone were submitted for development of a conceptual flowsheet to maximize gold recovery through various processing options while exploring the potential for producing a saleable tungsten concentrate. Mineralogical studies on the ore complemented the study and helped focus the metallurgical processes.

The Sulphide ore graded approximately 3 g/t Au, 0.1% S, and 0.21% W, while the Oxide ore graded 2.5 g/t Au, and 0.16% W. QEMSCANTM mineralogical examination of the Sulphide ore revealed that scheelite minerals were relatively well liberated, even in coarser size fractions (+150 microns). Alternatively sulphide minerals, dominated by pyrite and pyrrhotite, were only10% liberated in a +150 micron fraction. Locked sulphides were prevalent in this fraction with progressively less locking and better liberation in finer fractions.

A Bond ball mill work index test was completed on Sulphide ore and measured at 15.2kWh/t. This is considered medium-hard in comparison to all ores tested in an SGS database. A work index on soft Oxide ore was estimated at 7kWh/t.

Exploratory flotation testing on Sulphide ore investigated the effect of grind size, collector types, and activators. It was confirmed that grind size was the most significant factor affecting gold recovery. Approximately 75% rougher concentrate recovery can be expected at a P80 of -50 µm into a rougher concentrate grading approximately 50 g/t Au. Grinding to P80’s of 150 µm resulted in gold recovers in the range of 60-65%.

A series of cyanide leach tests found that a similar gold recovery-product size relationship could be expected through leaching.

Updated Technical Review of Bong Mieu Gold Project

A conceptual flowsheet was proposed to deal with the unique properties of the sulphide minerals and scheelite in this ore body. The recommended unit processes include a coarse grind (~200µm), gravity separation to recover scheelite and coarse sulphides, flotation testing on the gravity concentrate to separate sulphides and scheelite, and upgrading the sulphide depleted scheelite product through gravity and magnetic separations to yield tungsten concentrate. The coarse gravity tails are reground to approximately 50 µm and subjected to either flotation or cyanide leaching to recover the gold.

Initial testing on the Sulphide ore produced a tungsten concentrate grading 62%W with W recovery of 43%. Higher recovers toward 60% were possible, but at the expense of lower grades <50% W. A flotation concentrate recovering 75% of the gold and grading 18 g/t Au was produced. Cyanide leaching obtained identical gold recoveries to flotation.

A single test completed on the Oxide ore produced a tungsten concentrate grading 46% W, but with low recoveries of 10%. Flotation testing recovered the gold into a high mass product.

The flotation concentrate graded 4 g/t Au at a recovery of 80%. It is expected that higher grade flotation concentrates could be produced, but with potentially large sacrifice to recovery.

Cyanide leaching obtained better gold recoveries than flotation, such that total gold recovery was approximately 90%.”

15.3 Bong Mieu Central - Ho Gan

15.3.1 Previous Metallurgical Testwork & Reports

Listed below is a summary of the historical metallurgical testwork and reports undertaken within the Bong Mieu Central area on the Ho Gan deposit.

This is largely derived from a report entitled “Discussion Document Heap Leach Potential Ho Gan and Ho Ray Deposits, Bong Mieu Project, W. Shywolup, 23 May 2003”

•
Australian Metallurgical and Mineral Testing Consultants Pty. Ltd. (AMMTEC) in August, 1989. A surface sample of 17.3 kilogram with assayed grade 6.74 g/t Au was ground with 80% passing 75 µm and bottle rolled for 24 hours. Gold recovery was 94.85% with calculated head grade of 10.66 g/t Au. Cyanide consumption was 0.98 kg/t ore. Gary Hawthorn (2002) made the observation that “The initial pH was quite low, at 4.4, suggesting oxidation. This resulted in a somewhat high

Updated Technical Review of Bong Mieu Gold Project

consumption of lime, at 3 kg/t. Note that none of the subsequent process testing, all by Goldfields, reported natural pH of the samples/composites.”

•
Goldfields Metallurgical Services (GMS) in January, 1992. A composite sample from 51 pulverised assay reject samples with assayed grade of 2.8 – 3.0 g/t Au was ground with 80% passing 75 µm and gave Au recoveries of 92 – 96%. Cyanide consumption was less than 0.25 kg/t ore and lime consumption was 2.5 – 3.5 kg/t ore (Lycopodium, 1992).

•
GMS in April 1992. Geological pit composite samples were ground with 100% passing 50.8 mm (2”) and splits were ground with 100% passing 37.5 mm (1½”), 25.4 mm (1”) and 12.7 mm (½”). Respective Au recoveries after bottle rolling for 48 hours were 28.24 – 45.54%, 33.47 – 37.72%, 37.04 – 39.86% and 56.46 – 56.47% on calculated head grades of 1.32 – 2.51 g/t Au. An additional portion was pulverised with 80% passing 75 µm and gave Au recoveries of 90.06 – 94.55%. Tests were further performed on 100% passing 19.1 mm (¾”), 12.7 mm (½”) and 6.4 mm (¼”) and gave respective Au recoveries after bottle rolling for 96 hours of 64.29 – 72.92%, 74.55 – 77.26% and 75.80 – 78.82%. Additional tests on samples rod milled with 80% passing 150 µm, 106 µm and 75 µm and gave respective Au recoveries after bottle rolling (generally optimum after 24 – 36 hours) of 93.64 – 96.02%, 92.14 – 93.69% and 94.52 – 95.45% on calculated head grades of 1.4 – 2.8 g/t Au. The tests indicated free milling gold suitable for extraction with cyanide, cyanide consumption of 0.40 – 0.58 kg/t ore and lime consumption of 4 kg/t ore, and good gold recoveries (up to the 150 µm size fraction). The abrasion index was determined to be 0.1776 for the composite sample. The Bond Ball Mill Work Index was determined to be 13.94kWh/t for the composite sample. The Bond Rod Mill Work Index was determined to be 11.75kWh/t for the composite sample.

•
GMS in October and November 1992. Four channel samples from pits were stage crushed to 100% passing 12.5 mm and 10 kilograms of the more competent ore were sent to AMMTEC work index determinations. Rod Mill Work Indexes were 11.51 and 18.05 kWh/t and Ball Mill Work Indexes were 7.08 and 10.00 kWh/t. the remaining sample was crushed with 100% passing 3.35 mm and a single master composite produced. The master composite was ground to 80% passing 106 µm, 75 µm and 45 µm and the 3 grinds subjected to 24 hour bottle roll cyanidation. Respective recoveries were 88.41%, 88.57% and 90.43%. The master composite was assayed for a number of elements with results: Au 1.0g/t, As 230 ppm, Cu 29 ppm, Fe 7.40%, Hg 0.04 ppm, Ni 210 ppm, Pb 680 ppm, Zn 25 ppm, S-Total 0.30%, S-Sulphate 0.03%, S-Sulphide 0.27% and Organic C 0.54%. 24 hour cyanidation on the individual samples at 80% passing 106 µm gave Au recoveries 89.19-93.30%. Two additional samples, low and high grade, were obtained from the 4 original

Updated Technical Review of Bong Mieu Gold Project

samples and at 80% passing 106 µm were bottle rolled tested at 24 and 36 hours with Au recoveries at 36 hours greater than 90% for both samples. Variability testwork on the 6 samples at 80% passing 106 µm for 24 hours residence time gave Au recoveries 89.2-94.7% on calculated head grades of 0.37-9.50 g/t Au, cyanide consumption of 0.25-0.37 kg/t ore and lime consumption of 2 kg/t ore. The 2 low and high grade samples were 24 and 36 hours bottle rolled at size fractions 80% passing 150 µm, 106 µm and 75 µm and after 36 hours gave Au recoveries of 87.69-96.55%, cyanide consumption was less than 0.5 kg/t ore and lime consumption was 1-2 kg/t ore. Predicted reagent consumption in a CIL circuit were cyanide at 0.4 kg/t ore and lime at 3.0 kg/t ore. Gary Hawthorn (2002) noted that the data “…was not useful in determining the potential role of “as-mined” heap leaching.”

15.3.2 Recent Metallurgical Test Program

The following summary from Micon report, entitled “Technical Report, Bong Mieu Gold Project, dated 30 November, 2004 and updated 30 July 2007”, describes metallurgical test work conducted by Gekko Systems Pty Ltd (Gekko) and Ammtec Limited (under Gekko’s supervision) between May and June 2004, using two composite samples provided by Olympus. Testing focused on gravity recovery, flotation, and leaching of gravity and flotation concentrates with cyanide in Gekko’s “InLine Reactor”. Grindability tests were also conducted.

Micon quote the following extract from the Gekko report of 28 June 2004 summarising the procedures and results, and includes Gekko’s recommendations from this program of work.

“Test Program”

•	The ore sample was progressively ground and tabled to produce a series of concentrate samples and a tail sample. All samples were analysed to determine the yield – recovery and yield - grade curve.

•	The gravity concentrate was leached under intensive cyanidation conditions.

•	A portion of the table tail and concentrate was split and underwent a bulk sulphide flotation. All samples were analysed to determine the yield – recovery and yield – grade curve.

•	The gravity / flotation concentrate was leached under intensive cyanidation conditions.

Outcomes

Updated Technical Review of Bong Mieu Gold Project

•	Gravity was effective in producing a concentrate containing 84% of the gold and 9.0% of the mass at a grade of 77.5 g/t.

•	Gold extraction using intensive cyanidation conditions on the high grade gravity composite concentrate was up to 98% in 24 hours with a residue grade of 1.21 g/t.

•	Gravity in conjunction with flotation was effective in producing a concentrate containing 93% of the gold and 11.4% of the mass at a grade of 68.8 g/t.

•	Gold extraction using intensive cyanidation conditions on the high grade gravity / flotation composite concentrate was up to 98% in 24 hours with a residue grade of 1.78 g/t.

Implications

•	The ore tested is highly amenable to treatment by gravity concentration using the In-Line Pressure Jigs (IPJ) and Falcon Concentrator.

•	The ore tested is highly amenable to treatment by gravity concentration using the In-Line Pressure Jigs (IPJ) and Falcon Concentrator in conjunction with flotation.

•	The gravity concentrate is readily amenable to intensive cyanidation using typical ILR conditions.

•	Reproducibility of gold assays was very poor, with duplicate assays giving differing results, indicating the presence of free gold particles – although none were visible during the test work.

Recommendations

•
The Inline Pressure Jig is used as a primary and secondary gravity concentrator in conjunction with a Falcon Concentrator to remove over 85% of total gold from the ore into approximately 10% of the mass.

•
The Inline Pressure Jig is used as a primary and secondary gravity concentrator in conjunction with a Falcon Concentrator and sulphide flotation to remove over 92% of total gold from the ore into approximately 11% of the mass.

•	The IPJ / Falcon concentrate is treated in a continuous ILR under intensive cyanidation conditions.

Updated Technical Review of Bong Mieu Gold Project

•	The IPJ / Falcon / flotation concentrate is treated in a continuous ILR under intensive cyanidation conditions.

•	The ability to aid gold recovery using bulk sulphide flotation should be considered as an option.

•	The gravity products tested generally respond very well to leaching in an InLine Leach Reactor.

•
Gekko Systems recommend using cyanide and some source of oxygen – for example hydrogen peroxide. This will ensure that adequate levels of dissolved oxygen are obtained and that leaching will occur within the desired cycle time.

•	An InLine Leach Reactor - continuous model is the unit recommended by Gekko Systems.”

Following additional flotation tests and a review of the metallurgical tests by Konigsmann and Micon, the use of a Falcon Concentrator was removed from Gekko’s recommendations.

Within the same test program, Ammtec Limited (under Gekko’s supervision), conducted grindability tests on two separate samples. A Bond Ball Work Index determination using crushed sample 11124 produced a result of 16.0kWh/t. A comparative grindability test on sample 11140, using sample 11124 as a comparison, indicated a comparative Bond Work Index of 12.4kWh/t.

Laboratory flotation tests on two composite samples, also conducted by Ammtec Limited (under Gekko’s supervision), produced the results summarised in Table 27 - Batch Flotation Test Results.

Test No.	Composite		Overall Concentrate				Tailings
		Weight	Gold		Sulphur		Gold	Sulphur
		(%)	(g/t)	Recovery	(%)	Recovery	(g/t)	(%)
				(%)		(%)
RG5654 *	Hogan #1	3.27	19.1	51.2	3.04	80.4	0.62	<0.05
RG5710/5715	Hogan #1	3.43	18.5	48.9	2.75	79.6	0.69	<0.05
RG5722/5728	Hogan #2	2.67	36.5	56.1	3.57	79.6	0.78	<0.05
Feed	Hogan #1	100.0	1.16	-	0.13	-	-	-
Feed	Hogan #2	100.0	1.75	-	0.14	-	-	-

Table 27 - Batch Flotation Test Results

Excluding the sighter test, six 1-kilogram rougher/scavenger flotation tests were conducted on Hogan #1 and seven on Hogan #2. The individual concentrates were combined for assay.

Ammtec conducted two additional flotation tests on composite samples of feed and gravity tailings in September 2004. These composites were labeled “Ho Gan A” and

Updated Technical Review of Bong Mieu Gold Project

were subjected to the standard conditions developed during the previous testwork program. The standard test protocol comprised grinding to 80% passing 75 microns, addition of copper sulphate, PAX and MIBC flotation reagents, a total of 15 minutes flotation time split into five successive stages, initial three minutes of conditioning with an additional minute in between each stage.

The results of these tests are presented in Table 28 - Results from Additional Flotation Tests.

	Flotation of Feed Sample					Flotation of Gravity Tails Sample
									Distribution
	Weight	Assays Distribution (%)				Weight	Assays		(%)
Product	% Au	(g/t)	S (%)	Au	S	(%) Au	(g/t)	S (%)	Au	S
Bulk Rougher 1	0.42	198.00	23.50	24.51	17.63	0.63	72.70	12.80	30.61	41.64
Bulk Rougher 2	0.92	126.00	24.80	34.41	41.04	1.08	42.10	7.15	30.47	39.98
Bulk Rougher 3	0.74	95.00	22.30	20.88	29.70	0.56	14.60	1.24	5.43	3.56
Bulk Rougher 4	0.79	24.80	4.32	5.77	6.09	0.91	6.30	0.40	3.81	1.87
Bulk Rougher 5	0.45	14.10	1.50	1.86	1.20	0.84	3.77	0.13	2.12	0.57
Float Tailing	96.68	0.44	0.03	12.57	4.33	95.98	0.43	0.03	27.56	12.38
Head (calculated)	100.00	3.38	0.56	100.00	100.00	100.00	1.50	0.19	100.00	100.00
Head (direct assay)		3.24	0.60				1.38	0.20

Table 28 - Results from Additional Flotation Tests

A report by Mr. Konigsmann reviewing the results of these flotation tests contained the following conclusions:

•	The grinding circuit should be designed to attain a fineness of grind in the cyclone overflow at a K80 of 75 micron.

•	Gravity recovery by pressure jigs or centrifugal concentrator should be included.

•	A second gravity recovery step (Falcon Concentrator) is not required.

The flotation circuit should allow for a total flotation time of 25 minutes in a 3+2 cell arrangement (3 roughers + 2 scavengers).

The circuit performance estimated by Mr. Konigsmann, and endorsed by Micon, in terms of gold recoveries and concentrate grades, is summarized in Table 29 - Ho Gan Recovery Estimates, (25 September 2004).

Updated Technical Review of Bong Mieu Gold Project

	Low	Mine Average	Medium	High
	Grade	Grade	High Grade	Grade
Feed Grade (Au g/t)	2.0	3.0	5.0	8.0
Feed (% Wt.)	100	100	100	100
Gravity Conc. (% Wt.)	0.67	0.74	0.98	1.00
Gravity Conc.(Au g/t)	120	190	290	520
Gravity Au Recovery (%)	40	46.7	57	65
Gravity Tailing Au g/t	1.2	1.6	2.2	2.8
Flot. Conc. (% Wt)	2.05	2.13	2.62	2.83
Flot. Conc.(Au g/t)	40	55	65	80
Flot. Recovery (%)	41	39	33	28
Flot Tailings (Au g/t)	0.39	0.44	0.52	0.57
Total Conc. (% Wt.)	2.7	2.9	3.6	3.8
Feed to ILR (Au g/t)	60	90	128	195
Total Recovery (%) before leach	81	86	90	93

Table 29 - Ho Gan Recovery Estimates, (25 September 2004)

The recoveries predicted above apply to gold before treatment of the concentrates in the leach reactor, where 98% gold dissolution is expected.”

15.4 Bong Mieu South-East

15.4.1 Previous Metallurgical Testwork & Reports

Listed below is a summary of the historical metallurgical testwork and reports undertaken within the Bong Mieu South-East area on the Nui Kem deposit.

•
In 1989, cyanide leach tests were carried out on 4 samples of Nui Kem material by AMMTEC. The results showed that the material was free milling and the gold was amenable to cyanide extraction. Bottle roll tests (24 hour) on fine grinds of 75 µm gave very good Au recoveries of between 91% and 97%. Reagent consumption was considered acceptable.

15.5 Pilot Processing Plant

15.5.1 Background & Previous Plant Upgrade Work

BMGMC (Olympus) completed the construction of its gold pilot processing plant at Bong Mieu during the year ended 31 December 2006. It poured its first 3.65 kilogram gold doré bar in 15 February 2006 from ore sourced from the Ho Gan deposit. The pilot plant project reached commercial production levels effective 1 October 2006.

The plant has previously operated with a throughput of about 500 tonnes per day. Reconciliations for the 2006 year showed that overall mill recovery was 44.31%.

Updated Technical Review of Bong Mieu Gold Project

To address the recovery issues a re-grind circuit was received in December 2006 and has been installed to increase gold recoveries by second Quarter 2007. A control and monitoring system was installed in December 2006 and implemented in the first Quarter 2007.

The Company’s approach has been one of continual improvement. In-house studies have revealed that the bulk of the gold losses are in the flotation tails and mostly in the minus 0.075 mm fraction.

Since the installation of the regrind circuit along with continual improvement in the operating parameters of the plant there was a marked increase in mill recovery which stood at 68.2% for July 2007.

15.5.2 Recent Plant Upgrades

The Bong Mieu (BM) gold and silver pilot processing plant has been designed to treat up to 500 tonnes per day run-of-mine feed ore originating from the BM mining area or from other suitable locations. Accordingly, the plant can process up to 180,000 tonnes of ore per year. Recently the pilot plant has been upgraded with the addition of a second line of flotation cells and an additional intensive leach reactor (ILR). A gravity concentration section has also been added comprising two rougher shaking tables and a Gemeni polishing table to recover melting grade gold from the Falcon gravity concentration units. The plant can now treat high grade ores originating from Nui Kem and from Dak Sa (other Olympus mine approximately 70 kilometres to North West). The production rate has already reached some 2,000 oz Au per month and could potentially reach 4,000 oz Au if high grade ore became available.

The basic flowsheet currently in place at the BM pilot processing plant is plotted in Figure 29 - Updated Process Plant Flowsheet below.

Updated Technical Review of Bong Mieu Gold Project

Feed Ore
MIBC
PAX
$CuSO_4$
Crushing Grinding
Flotation
Gravity Separation
Tables
H_2O_2
NaCN
Intensive Leach
Primary Thickener
Resin
Electro-winning
Secondary Thickener
Carbon
Carbon Ashing
H_2O_2
$CuSO_4$
Cyanide Detox
Dam 1
Dam 3

Figure 29 - Updated Process Plant Flowsheet

Run-of-mine ores are fed to a jaw crusher, cone crushers and two ball mills to reduce the ore particle sizes to 80% passing 75 microns. The ground ore is fed to cyclones and two Falcon concentrators which split the ore into Falcon concentrates (containing the bulk of the free gold) and a feed to the flotation cells. The Falcon concentrates are fed to the shaking tables section for further gravity concentration. Flotation is carried out in two

Updated Technical Review of Bong Mieu Gold Project

banks of cells (first bank for rougher flotation and second bank for scavenging flotation). Each bank produces a flotation concentrate which are combined and fed to the intensive cyanide leach reactors (ILR). Flotation tailings are directed to the dam 1 tailings pond.

The Falcon concentrates are fed to a series of shaking tables which separate the free gold from the sulphides. The first table (roughing table) produces a gold-lead sulphide concentrate, midlings and tailings. The midlings and tailings are returned to a regrind ball mill before they are sent to the ILR. The roughing table gold-lead sulphide concentrate is passed through a Gemeni shaking table to produce a melting grade gold concentrate and tailings. The Gemeni tailings are recycled to the rougher table.

The ILR leach solution and solids are sent to a primary thickener (settling cone) where solids are separated from the leach solution. The leach solution is sent to either a multistage resin adsorption column and/or carbon adsorption columns where gold is removed from the leach solution onto the resin and the carbon. At present only carbon columns are used. The primary thickener underflow containing residual leach solution and the leached solids is collected into a secondary thickener. When resin columns are in use loaded resin is stripped with recirculating electrowinning eluate solution and gold/silver is electro-won from the strip solution onto steel wool cathodes prior to melting into doré bars. Loaded carbon is ashed in a series of carbon incinerators, followed by melting into doré bars. If required, cupellation is carried out to remove excess lead in the doré bars.

The secondary thickener receives the underflow solids and residual solution from the primary thickener and return solution from the resin and/or carbon columns. The overflow solution (gold depleted barren solution) is returned to the intensive leach reactors. The underflow from the secondary thickener is sent to the cyanide detox circuit where cyanide is oxidized by the copper catalysed peroxide process. Tailings are directed to the dam 3 tailings pond.

15.5.3 In-House Plant Testwork

No additional outside laboratory testwork was undertaken on Bong Mieu ores since the last report.

Nui Kem ore samples were subjected to metallurgical tests in the Bong Mieu laboratories and were found to be amenable to the same treatment flowsheet as currently in place for processing of Ho Gan ore. The gravity gold recovery was in the range 46 to 64% and the flotation concentrate gold recovery in the range 33 to 46%. The combined recovery for the gravity-flotation processes was in the range 92 to 97%. Overall gold recovery after leaching, resin/carbon adsorption, stripping/carbon ashing/electrowinning and melting was in the range 75 to 80%.

Updated Technical Review of Bong Mieu Gold Project

Nui Kem ore has been processed in the Bong Mieu plant, either by itself or as a blend with Ho Gan ore, and on several occasions since July 2008 has shown good recovery performance (70 to 80% recovery range).

Very recently a laboratory test program has been initiated at the Bong Mieu metallurgical laboratory on samples of Ho Ray, one oxidic surface sample and one deeper sulphidic sample. The testwork program is to confirm the proposed treatment flowsheet developed by SGS in their July 20, 2007 report (Project 10919-002). Additional options based on the Bong Mieu flowsheet will also be investigated in the near future.

Updated Technical Review of Bong Mieu Gold Project

16.0 MINERAL RESOURCE & MINERAL RESERVE ESTIMATES

16.1 Introduction

TMCSA has carried out an updated audit of the revised Mineral Resource estimate prepared by Olympus for the Ho Ray and Thac Trang deposits, within Bong Mieu East area. The updated resource estimate is based on additional drilling (both infill and step-out) and a re-interpretation of the ore zones. Estimates have been calculated for gold and tungsten. Flourine was not considered in this update as it is unlikely this mineral will be extracted or processed. A summary of these updated estimates is provided in Table 30 - Ho Ray: Gold Mineral Resources (March 2009) to Table 33 - Thac Trang: Tungsten Mineral Resources (March 2009) below.

	Oxide		Sulphide		Total
Category	Tonnes	Au	Tonnes	Au	Tonnes	Au
	(t)	(g/t)	(t)	(g/t)	(t)	(g/t)
Measured	160,900	1.80	552,200	1.90	713,100	1.88
Indicated	269,800	1.79	941,100	1.63	1,210,900	1.67
Total	430,700	1.80	1,493,300	1.73	1,924,000	1.75
Inferred	262,000	1.50	2,022,000	1.15	2,284,000	1.19

Table 30 - Ho Ray: Gold Mineral Resources (March 2009)

	Oxide		Sulphide		Total
Category	Tonnes	W	Tonnes	W	Tonnes	W
	(t)	(ppm)	(t)	(ppm)	(t)	(ppm)
Measured	160,900	1,351	552,100	1,440	713,100	1,420
Indicated	269,800	1,091	941,100	1,183	1,210,900	1,162
Total	430,700	1,188	1,493,200	1,278	1,924,000	1,258
Inferred	262,000	1,417	2,022,000	609	2,284,000	702

Table 31 - Ho Ray: Tungsten Mineral Resources (March 2009)

	Oxide		Sulphide		Total
Category	Tonnes	Au	Tonnes	Au	Tonnes	Au
	(t)	(g/t)	(t)	(g/t)	(t)	(g/t)
Measured	19,400	2.06	143,700	2.47	163,000	2.42
Indicated	70,000	1.07	484,700	1.42	554,700	1.38
Total	89,400	1.28	628,400	1.66	717,700	1.61
Inferred	270,000	0.99	2,109,000	1.65	2,379,000	1.58

Table 32 - Thac Trang: Gold Mineral Resources (March 2009)

Updated Technical Review of Bong Mieu Gold Project

	Oxide		Sulphide		Total
Category	Tonnes	W	Tonnes	W	Tonnes	W
	(t)	(ppm)	(t)	(ppm)	(t)	(ppm)
Measured	19,400	225	143,700	402	163,000	381
Indicated	70,000	233	484,700	654	554,700	601
Total	89,400	231	628,400	597	717,700	551
Inferred	270,000	387	2,109,000	536	2,379,000	519

Table 33 - Thac Trang: Tungsten Mineral Resources (March 2009)

The total Bong Mieu East Mineral Resource (combined Ho Ray/Thac Trang) for gold and tungsten is shown in Table 34 - Bong Mieu East: Gold Mineral Resource (March 2009) and Table 35 - Bong Mieu East: Tungsten Mineral Resource (March 2009) respectively.

	Oxide		Sulphide		Total
Category	Tonnes	Au	Tonnes	Au	Tonnes	Au
	(t)	(g/t)	(t)	(g/t)	(t)	(g/t)
Measured	180,300	1.83	695,900	2.02	876,100	1.98
Indicated	339,800	1.64	1,425,800	1.56	1,765,600	1.58
Total	520,100	1.71	2,121,700	1.71	2,641,700	1.71
Inferred	532,000	1.25	4,131,000	1.41	4,663,000	1.39

Table 34 - Bong Mieu East: Gold Mineral Resource (March 2009)

	Oxide		Sulphide		Total
Category	Tonnes	W	Tonnes	W	Tonnes	W
	(t)	(ppm)	(t)	(ppm)	(t)	(ppm)
Measured	180,300	1,206	695,800	1,143	876,100	1,156
Indicated	339,800	866	1,425,800	781	1,765,600	797
Total	520,100	984	2,121,600	900	2,641,700	916
Inferred	532,000	698	4,131,000	299	4,663,000	345

Table 35 - Bong Mieu East: Tungsten Mineral Resource (March 2009)

No audit of the Mineral Resource and Mineral Reserve has been carried out for the Ho Gan deposit subsequent to the audit undertaken by WGM and Micon in 2004, and the previous TMCSA audit in August 2007. A minor edit of part of the resource at Ho Gan was undertaken by Olympus personnel during late 2007 and early 2008. The change in the Ho Gan mineral resource was fairly minor (7.3% drop in tonnes and 2.3% drop in grade) and much of the resource has been mined in the intervening period, and therefore it is deemed not significant enough to warrant a full audit.

Updated Technical Review of Bong Mieu Gold Project

The current Mineral Resource and Mineral Reserve estimates as defined in the September 2005 re-run are summarised below in Table 36 - Ho Gan: Gold Mineral Resources (September 2005).

Category	Tonnes	Grade
	(t)	(g/t Au)
Measured	261,100	2.77
Indicated	815,300	2.21
Measured+Indicated	1,076,400	2.35
Inferred	77,900	2.19

Table 36 - Ho Gan: Gold Mineral Resources (September 2005)

In December 2006, 2007 and 2008 Olympus surveyed and calculated the mining that had occurred during the previous year. The original resource, resource depletion and the remaining resources, as at March 2009, as a result of this mining activity is summarised in Table 37 - Ho Gan: Resource Depletion & Remaining Resources (March 2009) below.

				Resource Category
Period	Type	Unit
			Measured	Indicated	Measured + Indicated	Inferred

		Tonnes (t)	261,100	815,300	1,076,400	77,900
September-2005	Resource	Grade (g/t Au)	2.77	2.21	2.35	2.19
		Tonnes (t)	65,300	69,300	134,600	800
December-2006	Depletion	Grade (g/t Au)	2.72	2.75	2.74	1.46
		Tonnes (t)	83,430	111,000	194,430	8,400
December-2007	Depletion	Grade (g/t Au)	3.26	2.45	2.80	2.77
		Tonnes (t)	14,810	92,060	106,870	2,380
December-2008	Depletion	Grade (g/t Au)	3.10	1.99	2.14	1.94
	Remaining	Tonnes (t)	97,560	542,940	640,500	66,320
March-2009	Resource	Grade (g/t Au)	2.33	2.13	2.16	2.13

Table 37 - Ho Gan: Resource Depletion & Remaining Resources (March 2009)

In January 2007 an open-pit optimisation was re-run on the updated resource. A reserve was calculated and a 10% dilution applied. This reserve has been depleted due mining in the intervening period. The remaining reserves along with the January 2007 diluted Mineral Reserve are listed in Table 38 - Ho Gan: 2007 Diluted Gold Mineral Reserve & 2009 Remaining Reserve below.

Updated Technical Review of Bong Mieu Gold Project

	January-2007		March-2009
Category	Tonnes	Grade	Tonnes	Grade
	(t)	(g/t Au)	(t)	(g/t Au)
Proven	154,480	3.05	-	-
Probable	474,380	2.50	289,000	2.90
Proven + Probable	628,860	2.64	289,000	2.90

Table 38 - Ho Gan: 2007 Diluted Gold Mineral Reserve & 2009 Remaining Reserve

Based on a comparative assessment previously undertaken in our August 2007 audit, and the recent updated comparative assessment undertaken in March 2009, TMCSA is satisfied that the Olympus estimates of Mineral Resources and Mineral Reserves is valid and accepts the results.

TMCSA have classified the defined mineralization according to the definitions of National Instrument 43-101 and the Australasian Institute of Mining & Metallurgy’s JORC Code 2004.

For the purposes of the report the relevant AusIMM definitions used for the Reporting of Exploration Results, Mineral Resources and Ore Reserves (The JORC Code 2004) are listed below along with the comparative C.I.M.M. Standards.

AusIMM JORC Code Definitions	C.I.M.M. Standards Definitions
A ‘Mineral Resource’ is a concentration or occurrence of material of intrinsic economic interest in or on the Earth’s crust in such form, quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

A Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Updated Technical Review of Bong Mieu Gold Project

AusIMM JORC Code Definitions	C.I.M.M. Standards Definitions
An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes which may be limited or of uncertain quality and reliability.

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes.

An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and

Updated Technical Review of Bong Mieu Gold Project

AusIMM JORC Code Definitions	C.I.M.M. Standards Definitions
information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and grade continuity.	economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough to confirm both geological and grade continuity.
A ‘Probable Ore Reserve’ is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments and studies have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

A ‘Probable Mineral Reserve’ is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

A ‘Proved Ore Reserve’ is the economically mineable part of a Measured Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments and studies have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and

A ‘Proven Mineral Reserve’ is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Updated Technical Review of Bong Mieu Gold Project

AusIMM JORC Code Definitions	C.I.M.M. Standards Definitions
governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

Table 39 - AusIMM & CIM Comparative Resource/Reserve Definitions

16.2 Bong Mieu East

16.2.1 General

Bong Mieu East area within the Bong Mieu Investment Licence/Certificate incorporates the deposits of Ho Ray and Thac Trang. In previous reports these names may have been used either individually or in conjunction with each other.

The updated audit conducted by TMCSA included:

•
Review and validation of the resource database created by Olympus personnel from data originally compiled using MapInfo Discover software and used in Gemcom to define the resource and calculate the resource estimate.  The resource database included drillhole data, geology and resource sections, wireframes/triangulations and block models;

•	Check of the resource zone(s) envelope interpretation against geological coding and assay grades in the drillholes;

•	Importing of drillhole and wireframe files using Datamine software and validating them;

•	Checking and validation of the interpretation and resource interpolation parameters used;

•	Cross-checking the block model generation and grade interpolation using Datamine software;

•	Verification of the reporting of the resources.

Historical documents were reviewed previously as part of the TMCSA audit and review in August 2007. These documents and reports are listed in the TMCSA report “Technical Review of Bong Mieu Gold Project, Quang Nam Province, Vietnam” dated August 2007, and need not be repeated in this report. Additionally, they are also listed in Section 20 – References.

Updated Technical Review of Bong Mieu Gold Project

All data used for this audit were supplied by Olympus and TMCSA did not generate any new interpretations. We have assumed the data supplied to us to be correct and have accepted it for the purpose of this report. The only data generated by TMCSA was comparative block model generation and grade interpolation as a cross-check of the work and results defined by Olympus.

16.2.2 Data Review & Validation

The updated Ho Ray and Thac Trang project database of drillholes, sections, wireframes and block models was exported from Gemcom by Olympus personnel and supplied in a suitable data exchange format (ASCII, Excel spreadsheet or DXF/DWG format) for importation into Datamine software.

The updated drillhole database provided in an Excel spreadsheet consisted of drillhole collar, downhole survey, assay and major and minor lithology interval data for each of the deposits. These files were combined into one Excel spreadsheet for review, importation into Datamine and validation. The database layout and fields are outlined in the TMCSA report “Technical Review of Bong Mieu Gold Project, Quang Nam Province, Vietnam” dated August 2007.

The updated database was checked and then imported into Datamine for review and validation to identify any data errors such as missing data (e.g. drillholes without data), data overlaps, missing intervals (assays and lithology), naming errors, etc. In general, the database was in good order with only minor errors, and appears to be mainly minor typing errors. The main emphasis was on the updated/new drillholes, though general and selected checks of all the previous data were conducted. Additionally, the revised ore zone interpretations were also closely reviewed and checked.

The wireframes/triangulations defining the ore zones, as supplied by Olympus, were checked for crossovers and holes, etc. No duplicate faces, empty faces, open edges, Intersections or shared edges were found in any of the wireframes/triangulations. Some errors were identified with the ore zone wireframes and sections mainly related to snapping of section strings to drillholes in some instances, and twisted/overlapping triangulations as a result of the complex ore zones. These problems and drillhole errors were generally of a minor nature and were readily rectified by Olympus personnel as soon as identified.

Additional density data had not been collected and therefore the previous density values were used. The average density was calculated by Olympus for both the oxide zone and sulphide zone using the density samples that fell above or below the defined

Updated Technical Review of Bong Mieu Gold Project
oxide/sulphide zone interface. An average density value of 1.97 g/cm3 and 2.81 g/cm3 was used for the oxide and sulphide zones respectively.

Olympus derived the mineralized zones as follows:

•
Drillhole sections were created and interpreted faults, geological and mineralized zone grade boundaries (≥0.5 g/t Au Equivalent lower cut-off) were drawn. The gold equivalent was used as a result of a review of the mineral distribution of the gold and tungsten. Throughout the deposit the grade and ratio of gold and tungsten varies, with there being areas of high gold/low tungsten, low gold/high tungsten, high gold/high tungsten and low gold/low tungsten. Additionally, the definition of mineralisation continuity was difficult in some sections. Defining a gold equivalent greatly assisted in this ore zone identification and continuity. Where there were areas of uncertainty the primary mineral (Au) was used as a key identifier of the ore zone.

•
The grade boundaries were correlated from section to section on a geological basis. A number of mineralized zones were interpreted and these are spatially related to the “calc-silicate basal boundary”. This boundary marks the lower limit of a package of rocks which comprise calc-silicates and associated lithologies and is recognizable from section to section through the length of the deposit. The zones from the “calc-silicate basal boundary” in R.L. ascending order are 2 (at the “calc-silicate basal boundary”), 1, 5, 6, 7 and 8. Host rocks are predominantly calc-silicate (exoskarn), quartzite, schist and granitic pegmatite or granite (endoskarn). Zones 3 and 4 in R.L. descending order lie below the “calc-silicate basal boundary” and are hosted within amphibolite, gneiss and schist. Zone 9 encompasses zones above 8 and all wire-frames that are “stand-alone” i.e. single intercepts with resources primarily in the Inferred category.

•	In the absence of zone continuity, extrapolations were made in between the two drill sections, using standard methodologies.

The definition of the mineralized zones and the methodology used was validated visually on each section, and in 3D, and samples within the zone wireframe were extracted from the database and analysed as required. Cross-checking and comparison of sample numbers and samples was also conducted in conjunction with Olympus personnel. A small number of samples did not correlate or fell within/without the wireframe ore zones. These samples were in the main related to samples either on the edge of the wireframe (edge effects) or where complex wireframing occurred (e.g. bifurcations – again usually

Updated Technical Review of Bong Mieu Gold Project

wireframe edge effects). Some other sample inclusion/exclusion problems were related to the drillhole sample snapping problem identified before.

These problems were minor and were mainly related to peripheral drillhole data at the wireframe edges. The wireframing methodology was reviewed and tightened, with the problems readily fixed by Olympus personnel.

16.2.3 Statistical Analysis of Data

The updated combined data consisted of 229 (209) drillholes collar entries in Bong Mieu East (combined Ho Ray and Thac Trang), 335 (271) downhole surveys entries, 10,290 (8,002) assay records and 7,509 (6,802) main lithology records. Drillhole depths varied from 7 (7) metres to 246.9 (156.1) metres. A total of 14,552.79 (8,132.35) metres of drilling was conducted. A total of 1,515 (789) assays fall within the mineralized zones at Ho Ray and Thac Trang. [Note: previous drillhole audit values are included in parentheses, and italics, after the values above].

Updated statistics were calculated in Datamine for the main assay fields in the drillhole data within the defined mineralized zones. Table 40 – Bong Mieu East: Ore Zone Drillhole Sample Statistics lists the statistics for the drillhole samples within the defined ore zones.

Drillhole Field	Length	Au	Ag	W	WO3	F	CaF2
Number of Records	1,515	1,515	1,515	1,515	1,515	1,515	1,515
Number of Samples	1,515	1,515	1,058	1,303	1,303	865	865
Minimum Value	0.10	0.00	-	2.5	0.00	0.01	0.04
Maximum Value	4.00	66.50	64.20	25,270	3.19	15.50	63.70
Range	3.90	66.50	64.20	25,268	3.19	15.49	63.66
Mean	1.066	1.794	1.003	991.249	0.125	2.303	9.463
Variance	0.238	12.093	11.775	2,559,003.628	0.041	9.077	153.304
Standard Deviation	0.488	3.477	3.432	1,599.689	0.202	3.013	12.382
Standard Error	0.013	0.089	0.105	44.924	0.006	0.105	0.430
Skewness	4.629	10.274	11.429	6.931	6.931	1.583	1.583
Kurtosis	24.674	158.986	176.800	80.520	80.520	1.843	1.843
Geometric Mean	1.006	0.885	0.465	432.973	0.055	0.756	3.106
Sum of Logs	9.051	- 185.024	- 626.622	7,697.615	- 3,686.953	- 232.277	940.772
Mean of Logs	0.006	- 0.122	- 0.765	6.071	- 2.908	- 0.280	1.133
Log Variance	0.098	1.538	1.478	2.044	2.044	2.858	2.858
Log Estimate of Mean	1.056	1.910	0.974	1,202.851	0.152	3.155	12.967

Table 40 – Bong Mieu East: Ore Zone Drillhole Sample Statistics

Table 41 - Bong Mieu East: Ore Zone Drillhole Sample Statistics (Top Cut Applied) lists the statistics for the samples with the top cut values applied to gold, tungsten and fluorine. Additionally silver, tungsten trioxide and fluorite grades are also shown.

Updated Technical Review of Bong Mieu Gold Project

Drillhole Field	Length	Au	Ag	W	WO3	F	CaF2
Number of Records	1,515	1,515	1,515	1,515	1,515	1,515	1,515
Number of Samples	1,515	1,515	1,058	1,303	1,303	865	865
Minimum Value	0.10	0.00	-	2.50	0.00	0.01	0.04
Maximum Value	4.00	10.00	64.20	10,000.00	3.19	4.50	63.70
Range	3.90	10.00	64.20	9,997.50	3.19	4.49	63.66
Mean	1.066	1.622	1.003	970.271	0.126	1.732	9.653
Variance	0.238	3.908	11.775	1,622,130.712	0.040	3.071	151.587
Standard Deviation	0.488	1.977	3.432	1,273.629	0.200	1.753	12.312
Standard Error	0.013	0.051	0.105	35.283	0.006	0.060	0.419
Skewness	4.629	2.516	11.429	3.077	6.919	0.623	1.540
Kurtosis	24.674	6.788	176.800	13.652	80.822	- 1.282	1.740
Geometric Mean	1.006	0.877	0.465	450.427	0.057	0.714	3.232
Sum of Logs	9.051	- 199.122	- 626.622	7,961.585	- 3,734.575	- 291.466	1,014.654
Mean of Logs	0.006	-0.131	-0.765	6.110	- 2.866	- 0.337	1.173
Log Variance	0.098	1.484	1.478	1.953	1.968	2.467	2.876
Log Estimate of Mean	1.056	1.841	0.974	1,196.196	0.152	2.451	13.610

Table 41 - Bong Mieu East: Ore Zone Drillhole Sample Statistics (Top Cut Applied)

Figure 30 – Bong Mieu East: Gold Histogram Plot (uncut Au) to Figure 32 - Ho Ray & Thac Trang: Gold Cumulative Log Probability Plot (uncut Au) below show histogram, log histogram and log probability plots for the uncut gold for all ore zone assays within Bong Mieu (Ho Ray & Thac Trang) that were created using Datamine.

Updated Technical Review of Bong Mieu Gold Project

Updated Technical Review of Bong Mieu Gold Project

Figure 33 - Bong Mieu East: Tungsten Histogram Plot (uncut W) to Figure 35 - Bong Mieu East: Tungsten Cumulative Log Probability Plot (uncut W) below show histogram, log histogram and log probability plots for the uncut tungsten for all ore zone assays within Bong Mieu (Ho Ray & Thac Trang) that were created using Datamine.

Updated Technical Review of Bong Mieu Gold Project

Updated Technical Review of Bong Mieu Gold Project

A quantile analysis was run for gold at ten primary percentiles (10% ranges), with ten secondary percentiles (1% ranges) for the last primary percentile. Table 42 - Bong Mieu East: Quantile Analysis of Au Ore Zone Samples displays the primary and secondary percentiles; the mean, minimum and maximum grades; and the metal content and percentage metal per range.

Updated Technical Review of Bong Mieu Gold Project

Percent From	Percent To	Number of Samples	Mean	Minimum	Maximum	Metal Content	Metal Percent
0	10	162	0.12	0.00	0.22	18.55	0.66
10	20	159	0.31	0.22	0.42	50.50	1.79
20	30	149	0.50	0.42	0.55	80.49	2.85
30	40	128	0.61	0.55	0.68	98.95	3.50
40	50	137	0.77	0.69	0.86	123.53	4.37
50	60	146	0.99	0.86	1.15	161.06	5.69
60	70	156	1.33	1.15	1.54	215.36	7.61
70	80	155	1.85	1.54	2.21	298.36	10.55
80	90	162	2.88	2.22	3.68	464.28	16.41
90	100	161	8.13	3.70	66.50	1,317.72	46.58
90	91	17	3.81	3.70	3.94	61.72	2.18
91	92	16	4.10	3.94	4.21	65.58	2.32
92	93	17	4.32	4.22	4.43	69.32	2.45
93	94	16	4.82	4.55	5.02	75.16	2.66
94	95	17	5.37	5.15	5.67	91.31	3.23
95	96	14	5.97	5.68	6.52	92.46	3.27
96	97	17	7.23	6.60	7.69	120.53	4.26
97	98	16	8.70	7.80	10.00	139.15	4.92
98	99	16	11.38	10.00	13.50	184.94	6.54
99	100	15	24.86	14.10	66.50	417.57	14.76
0	100	1515	1.75	0.00	66.50	2,828.80	100.00

Table 42 - Bong Mieu East: Quantile Analysis of Au Ore Zone Samples

Looking at the primary percentiles, nearly 47% of the gold is contained in the last primary percentile range. Looking more closely at the secondary percentile range the jump in metal content and percent (approx. 15%) occurs in the 98-100% range. This along with the information from the histogram and probability plots suggests the previously used 10 g/t Au top cut is a suitable value to apply to the data.

Similarly a quantile analysis was done for tungsten with the same primary and secondary percentiles. The resulting data is shown in Table 43 - Bong Mieu East: Quantile Analysis of W Ore Zone Samples below.

Updated Technical Review of Bong Mieu Gold Project

Percent From	Percent To	Number of Samples	Mean	Minimum	Maximum	Metal Content	Metal Percent
0	10	128	36.68	2.50	51.00	4,573.88	0.37
10	20	123	89.42	51.00	120.00	11,363.93	0.92
20	30	119	178.55	120.00	200.00	22,488.96	1.82
30	40	129	267.78	200.00	300.00	33,793.90	2.73
40	50	128	379.43	300.00	490.00	47,596.05	3.85
50	60	129	579.47	491.00	700.00	73,303.35	5.92
60	70	124	856.58	700.00	1,016.00	108,083.20	8.73
70	80	132	1,286.94	1,018.00	1,570.00	161,987.45	13.09
80	90	128	1,897.28	1,570.00	2,340.00	237,691.00	19.21
90	100	128	4,229.03	2,350.00	25,270.00	536,664.40	43.37
90	91	12	2,424.50	2,350.00	2,495.00	29,094.00	2.35
91	92	13	2,553.38	2,500.00	2,690.00	33,194.00	2.68
92	93	13	2,729.80	2,700.00	2,800.00	35,214.40	2.85
93	94	12	2,939.30	2,900.00	3,000.00	37,623.00	3.04
94	95	13	3,092.13	3,000.00	3,260.00	39,270.00	3.17
95	96	12	3,371.43	3,297.00	3,500.00	40,120.00	3.24
96	97	14	3,898.91	3,580.00	4,100.00	50,296.00	4.06
97	98	13	4,486.87	4,200.00	4,700.00	59,451.00	4.80
98	99	13	5,279.04	4,700.00	5,710.00	66,252.00	5.35
99	100	13	11,329.46	5,810.00	25,270.00	146,150.00	11.81
0	100	1268	982.12	2.50	25,270.00	1,237,546.12	100.00

Table 43 - Bong Mieu East: Quantile Analysis of W Ore Zone Samples

Similarly, looking at the quantile distribution analysis, approximately 43% of the tungsten is contained in the last primary range. Looking at the secondary percentiles the jump in metal content and percent (approx. 12%) occurs in the 99-100% range, suggesting the 10,000ppm previous top cut is a suitable value to apply; in conjunction with the histogram, statistics and probability plots.

Bivariate analysis was run on the ore zone sample data comparing the main minerals, with the results presented in Table 44 - Bong Mieu East: Bivariate Analysis of Ore Zone Samples below.

Updated Technical Review of Bong Mieu Gold Project

	Correlation Matrix
	Au	W	F
Au	1.0000
W	0.5774	1.0000
F	0.2008	0.3369	1.0000
	Covariance Matrix
	Au	W	F
Au	1.00
W	1990.34	1.00
F	1.41	980.61	1.00
	F Ratio Matrix
	Au	W	F
Au	1.00
W	704792.39	1.00
F	2.85	254.02	1.00
	Paired T Test
	Au	W	F
Au	0.0000
W	23.7884	0.0000
F	6.8997	20.2430	0.0000
	Pooled T Test
	Au	W	F
Au	0.0000
W	47.9933	0.0000
F	26.3850	19.5291	0.0000

Table 44 - Bong Mieu East: Bivariate Analysis of Ore Zone Samples

In conjunction with the bivariate analysis, scatter plots were plotted to determine if there were any relationship between the ore zone sample fields. The scatter plots are shown side-by-side below in Figure 36 - Bong Mieu East: Scatter Plots of Au, W, F and Depth for Ore Zone Samples.

Updated Technical Review of Bong Mieu Gold Project

DATAMINE
Plot of AU_AV (X) v W (Y)
W
AU_AV
0
5000
10000
15000
20000
25000
0
10
20
30
40
50
60

DATAMINE
Plot of AU_AV (X) v Z (Y)
Z
AU_AV
0
50
100
150
200
250
0
10
20
30
40
50
60

Updated Technical Review of Bong Mieu Gold Project

DATAMINE
Plot of AU-AV (X) v F (Y)
F
AU-AV
0.0
2.5
5.0
7.5
10.0
12.5
15.0
0
10
20
30
40
50
60

DATAMINE
Plot of W (X) v Z (Y)
Z
W
0
50
100
150
200
250
0
5000
10000
15000
20000
25000

Updated Technical Review of Bong Mieu Gold Project

Figure 36 - Bong Mieu East: Scatter Plots of Au, W, F and Depth for Ore Zone Samples

Updated Technical Review of Bong Mieu Gold Project

The main observation from the above is that the high grade Au and W values (including above the top cut) occur with depth.

Full width composite contour plots were undertaken for each ore zone (except 9 – composite zone). These were undertaken to determine if there are any grade trends within each zone. Zones 1 to 8 are presented below in Figure 37 - Bong Mieu East: Full Composite Au g/t Contour Plots per Zone.

Updated Technical Review of Bong Mieu Gold Project

More detailed work is required to determine any trends within each of the ore zones, and is outside the scope of this work, but the above has been included to show some of the preliminary distribution analysis undertaken as part of the audit.

The density approach and comparison is adequately described in the previous TMCSA report “Technical Review of Bong Mieu Gold Project, Quang Nam Province, Vietnam” dated August 2007, and need not be repeated in this report. Density values calculated by Olympus of 1.97 g/cm3 for the oxide zone and 2.81 g/cm3 for the sulphide zone, have been used.

Updated Technical Review of Bong Mieu Gold Project

Again, it is recommended that systematic density measurements be undertaken with future drilling and the densities be interpolated similarly to the assays. This will provide a more detailed definition of the rock density variations and their distribution.

16.2.4 Previous Resource Estimates

Previous and historical resource estimates details are adequately described in the previous TMCSA report “Technical Review of Bong Mieu Gold Project, Quang Nam Province, Vietnam” dated August 2007, and need not be repeated in this report.

16.2.5 Modelling & Resource Estimate Parameters

Modelling and resource estimate parameters are detailed in the previous TMCSA report “Technical Review of Bong Mieu Gold Project, Quang Nam Province, Vietnam” dated August 2007, and need not be repeated in this report. However, a summary of the key parameters is listed below.

Gold has been treated as the primary product of the deposit and no lower cut-off grade was applied to the tungsten grade calculation. No compositing of assays was done. Zones were estimated separately.

The Ho Ray modelling and resource estimation parameters used in the grade interpolation are listed in Table 45 - Ho Ray: Resource Estimation Parameters below.

Parameter	Au	W
Upper Cut Value	10 g/t	10,000 ppm
Lower Cut Value	All assays in WF	All assays in WF
Search Ellipse	23[o] dip to azi 058[o]	23[o] dip to azi 058[o]
Measured
• Search Radius	35 x 35 x 5 m	35 x 35 x 5 m
• Weighting	8 – 32 data pts.	8 – 32 data pts.
Indicated
• Search Radius	70 x 70 x 10 m	70 x 70 x 10 m
• Weighting	8 – 32 data pts.	8 – 32 data pts.
Inferred
• Search Radius	140 x 140 x 20 m	140 x 140 x 20 m
• Weighting	4 – 32 data pts.	4 – 32 data pts.
Density
• Oxide Ore	1.97 g/cm3	1.97 g/cm3
• Sulphide Ore	2.81 g/cm3	2.81 g/cm3

Table 45 - Ho Ray: Resource Estimation Parameters

The Thac Trang modelling and resource estimation parameters used in the grade interpolation are listed in Table 46 - Thac Trang: Resource Estimation Parameters below.

Updated Technical Review of Bong Mieu Gold Project

Parameter	Au	W
Upper Cut Value	10 g/t	All assays in WF
Lower Cut Value	All assays in WF	All assays in WF
Search Ellipse	22[o] dip to azi 71[o]	22[o] dip to azi 71[o]
Measured
• Search Radius	35 x 35 x 5 m	35 x 35 x 5 m
• Weighting	8 – 32 data pts.	8 – 32 data pts.
Indicated
• Search Radius	70 x 70 x 10 m	70 x 70 x 10 m
• Weighting	8 – 32 data pts.	8 – 32 data pts.
Inferred
• Search Radius	140 x 140 x 20 m	140 x 140 x 20 m
• Weighting	4 – 32 data pts.	4 – 32 data pts.
Density
• Oxide Ore	1.97 g/cm3	1.97 g/cm3
• Sulphide Ore	2.81 g/cm3	2.81 g/cm3

Table 46 - Thac Trang: Resource Estimation Parameters

16.2.6 Comparative Estimates

Comparative estimate parameters are detailed in the previous TMCSA report “Technical Review of Bong Mieu Gold Project, Quang Nam Province, Vietnam” dated August 2007, and need not be repeated in this report.

The results of the comparative assessment, for the updated drillhole data and revised ore zone interpretation, are shown below along with some comparative statistics between the two resource estimates.

	Olympus			Terra/Stevens		Difference			Percentage
Category	Zone	Tonnes	Au	Tonnes	Au	Tonnes	Au	Tonnes	Au
		(t)	(g/t)	(t)	(g/t)	(t)	(g/t)	(%)	(%)
Measured	Oxide	160,900	1.80	166,400	1.85	- 5,500	- 0.05	-3.4%	-2.6%
	Sulphide	552,200	1.90	548,700	1.92	3,500	- 0.02	0.6%	-1.1%
	Total	713,100	1.88	715,100	1.90	- 2,000	- 0.03	-0.3%	-1.4%
Indicated	Oxide	269,800	1.79	281,200	1.79	- 11,400	0.00	-4.2%	0.1%
	Sulphide	941,100	1.63	957,300	1.64	- 16,200	- 0.00	-1.7%	-0.2%
	Total	1,210,900	1.67	1,238,500	1.67	- 27,600	- 0.00	-2.3%	-0.2%
Inferred	Oxide	262,300	1.50	273,400	1.57	- 11,100	- 0.07	-4.2%	-4.5%
	Sulphide	2,022,100	1.15	2,076,600	1.22	- 54,500	- 0.07	-2.7%	-5.7%
	Total	2,284,400	1.19	2,350,000	1.26	- 65,600	- 0.07	-2.9%	-5.6%

Table 47 - Ho Ray: Comparative Gold Resource Assessment

Updated Technical Review of Bong Mieu Gold Project

		Olympus		Terra/Stevens		Difference		Percentage
Category	Zone	Tonnes	Au	Tonnes	Au	Tonnes	Au	Tonnes	Au
		(t)	(g/t)	(t)	(g/t)	(t)	(g/t)	(%)	(%)
Measured	Oxide	19,400	2.06	18,600	2.20	800	- 0.13	4.1%	-6.4%
	Sulphide	143,700	2.47	134,100	2.50	9,600	- 0.03	6.6%	-1.3%
	Total	163,100	2.42	152,700	2.47	10,400	- 0.04	6.3%	-1.8%
Indicated	Oxide	70,000	1.07	75,400	1.11	-5,400	- 0.05	-7.6%	-4.3%
	Sulphide	484,700	1.42	481,000	1.45	3,700	- 0.03	0.8%	-2.2%
	Total	554,700	1.38	556,400	1.41	-1,700	- 0.03	-0.3%	-2.2%
Inferred	Oxide	269,800	0.99	280,300	1.03	- 10,500	- 0.03	-3.9%	-3.3%
	Sulphide	2,109,300	1.65	2,116,000	1.64	-6,700	0.02	-0.3%	1.1%
	Total	2,379,100	1.58	2,396,300	1.56	- 17,200	0.01	-0.7%	0.9%

Table 48 - Thac Trang: Comparative Gold Resource Assessment

		Olympus		Terra/Stevens		Difference		Percentage
Category	Zone	Tonnes	W	Tonnes	W	Tonnes	W	Tonnes	W
		(t)	(ppm)	(t)	(ppm)	(t)	(ppm)	(%)	(%)
Measured	Oxide	160,900	1,351	166,400	1,389	-5,500	-37	-3.4%	-2.8%
	Sulphide	552,200	1,440	548,700	1,449	3,500	-9	0.6%	-0.6%
	Total	713,100	1,420	715,100	1,435	-2,000	-15	-0.3%	-1.0%
Indicated	Oxide	269,800	1,091	281,200	1,104	- 11,400	-14	-4.2%	-1.2%
	Sulphide	941,100	1,183	957,300	1,188	- 16,200	-6	-1.7%	-0.5%
	Total	1,210,900	1,162	1,238,500	1,169	- 27,600	-7	-2.3%	-0.6%
Inferred	Oxide	262,300	1,417	273,400	1,186	- 11,100	231	-4.2%	16.3%
	Sulphide	2,022,100	609	2,076,600	563	- 54,500	46	-2.7%	7.6%
	Total	2,284,400	702	2,350,000	635	- 65,600	67	-2.9%	9.5%

Table 49 - Ho Ray: Comparative Tungsten Resource Assessment

		Olympus		Terra/Stevens		Difference		Percentage
Category	Zone	Tonnes	W	Tonnes	W	Tonnes	W	Tonnes	W
		(t)	(ppm)	(t)	(ppm)	(t)	(ppm)	(%)	(%)
Measured	Oxide	19,400	225	18,600	215	800	10	4.1%	4.5%
	Sulphide	143,700	402	134,100	416	9,600	-13	6.6%	-3.3%
	Total	163,100	381	152,700	391	10,400	-10	6.3%	-2.6%
Indicated	Oxide	70,000	233	75,400	226	5,400	7	-7.6%	3.2%
	Sulphide	484,700	654	481,000	674	3,700	-20	0.8%	-3.0%
	Total	554,700	601	556,400	613	1,700	-12	-0.3%	-2.0%
Inferred	Oxide	269,800	387	280,300	389	- 10,500	-2	-3.9%	-0.4%
	Sulphide	2,109,300	536	2,116,000	510	6,700	26	-0.3%	4.8%
	Total	2,379,100	519	2,396,300	496	- 17,200	23	-0.7%	4.4%

Table 50 - Thac Trang: Comparative Tungsten Resource Assessment

The Olympus resource estimate for both Ho Ray and Thac Trang compares well with the TMCSA resource estimate and the minor differences probably reflect the differing software,

Updated Technical Review of Bong Mieu Gold Project

some different modelling or interpolation parameters used, and wireframe versus block model volumes.

16.3 Bong Mieu Central

16.3.1 General

Bong Mieu Central area within the Bong Mieu Investment Licence/Certificate incorporates the deposits of Ho Gan. In previous reports Ho Gan may have been used by itself.

No audit of the Mineral Resource and Mineral Reserve has been carried out for the Ho Gan deposit subsequent to the audit undertaken by WGM and Micon in 2004, and our previous audit in August 2007. A minor edit of part of the resource at Ho Gan was undertaken by Olympus personnel during late 2007 and early 2008. The change in the Ho Gan mineral resource was fairly minor (7.3% drop in tonnes and 2.3% drop in grade) and much of the resource has been mined in the intervening period, and therefore it is deemed not significant enough to warrant a full audit.

The previous audit and review of Ho Gan is adequately detailed in the previous TMCSA report “Technical Review of Bong Mieu Gold Project, Quang Nam Province, Vietnam” dated August 2007, and need not be repeated in this report.

16.3.2 Mining & Resource/Reserve Depletion

Mining of Ho Gan has been ongoing since March 2005. The resource and reserve depletion is calculated annually. The mined topography was surveyed and a revised topography surface model was generated each year. Using this model the September 2005 resource model was amended for the mined portion, and the mined out portion was calculated. Table 51 - Mineral Resource Depletion & Remaining Resource (2005 to 2009) below shows the depleted Mineral Resource as at December 2006, December 2007 and December 2008, and the remaining resources as at March 2009.

Updated Technical Review of Bong Mieu Gold Project

				Resource Category
Period	Type	Unit	Measured	Indicated	Measured + Indicated	Inferred
		Tonnes (t)	261,100	815,300	1,076,400	77,900
September-2005	Resource	Grade (g/t Au)	2.77	2.21	2.35	2.19
		Tonnes (t)	65,300	69,300	134,600	800
December-2006	Depletion	Grade (g/t Au)	2.72	2.75	2.74	1.46
		Tonnes (t)	83,430	111,000	194,430	8,400
December-2007	Depletion	Grade (g/t Au)	3.26	2.45	2.80	2.77
		Tonnes (t)	14,810	92,060	106,870	2,380
December-2008	Depletion	Grade (g/t Au)	3.10	1.99	2.14	1.94
	Remaining	Tonnes (t)	97,560	542,940	640,500	66,320
March-2009	Resource	Grade (g/t Au)	2.33	2.13	2.16	2.13

Table 51 - Mineral Resource Depletion & Remaining Resource (2005 to 2009)

The revised reserves for Ho Gan as a result of mining are shown in Table 52 - Ho Gan: 2007 Reserves & 2009 Remaining Reserves below.

	January-2007		March-2009
Category	Tonnes	Grade	Tonnes	Grade
	(t)	(g/t Au)	(t)	(g/t Au)
Proven	154,480	3.05	-	-
Probable	474,380	2.50	289,000	2.90
Proven + Probable	628,860	2.64	289,000	2.90

Table 52 - Ho Gan: 2007 Reserves & 2009 Remaining Reserves

16.4 Bong Mieu South-East

16.4.1 General

Bong Mieu South-East area within the Bong Mieu Investment Licence incorporates the deposits of Nui Kem (upper and lower veins) and Saro Hill. In previous reports these names may have been used either individually or in conjunction with each other.

The document review for this area is adequately detailed in the previous TMCSA report “Technical Review of Bong Mieu Gold Project, Quang Nam Province, Vietnam” dated August 2007, and need not be repeated in this report. Additionally, they are also listed in Section 20 – References.

Updated Technical Review of Bong Mieu Gold Project

16.4.2 Previous Resource Estimates

Previous and historical resource estimates details are adequately described in the previous TMCSA report “Technical Review of Bong Mieu Gold Project, Quang Nam Province, Vietnam” dated August 2007, and need not be repeated in this report. However, a summary of the historical resource estimates is shown in Table 53 - Nui Kem: CRM Historical Resource Estimates (1979 to 1993) below for general information purposes.

Location & Resource Type	Resource Estimate	Source
West Nui Kem		Puzurov 1979
Remaining Resource	364,000 t @ 7.30 g/t Au
Nui Kem		Hai and Auc, 1989
Possible Reserve	350,000 t @ 2.00 g/t Au
Nui Kem		Surtees, 1989
Indicated Resource	780,000 t @ 6.30 g/t Au
Inferred Resource	500,000 t @ 6.70 g/t Au
Nui Kem		CRM, Baxter and Chisholm, 1989
Measured Resource	213,000 t @ 7.08 g/t Au
Indicated Resource	900,000 t @ 7.12 g/t Au
Inferred Resource	275,000 t @ 7.30 g/t Au
Nui Kem		CRM, Baxter, Chisholm and Morrison, 1992
Measured Resource	75,000 t @ 8.40 g/t Au
Indicated Resource	80,000 t @ 8.50 g/t Au
Inferred Resource	233,000 t @ 7.70 g/t Au
Nui Kem		CRM, Baxter, Chisholm and Morrison, 1993
Measured Resource	24,200 t @ 5.00 g/t Au
Indicated Resource	192,000 t @ 6.60 g/t Au
Inferred Resource	1,200,000 t @ 8.00 g/t Au

Table 53 - Nui Kem: CRM Historical Resource Estimates (1979 to 1993)

16.4.3 Current Resource Estimate

No current resource estimates have been conducted.

Previous drilling (2005), current/future surface drilling and planned future underground drilling along with mapping and channel sampling (including future planned work) will allow for the definition and preparation of a new and NI 43-101 compliant Mineral Resource estimate in the near future.

Updated Technical Review of Bong Mieu Gold Project

16.5 Mineral Resource Estimate Summary

The Mineral Resource and Mineral Reserve inventory reported by Olympus was effectively duplicated by TMCSA through the generation of check resource models and comparative assessments of Mineral Resources and Reserves for the Bong Mieu East (Ho Ray & Thac Trang) deposit. Accordingly, TMCSA is satisfied with and endorses the Olympus resource estimates for Bong Mieu East (Ho Ray & Thac Trang).

Updated Technical Review of Bong Mieu Gold Project

17.0  OTHER RELEVANT DATA & INFORMATION

This section includes other relevant data as well as items described as “Additional Information for Technical Reports on Development Properties” required under Form 43-101F1. They are described here rather than at the end of the report under “Additional information” since they form an integral part of the report and the basis for the final conclusions and recommendations for the project.

17.1 Mining Construction & Production

17.1.1 Ho Gan

•	Background & History

Information relating to the Ho Gan operation is adequately summarised previously in the TMCSA report “Technical Review of Bong Mieu Gold Project, Quang Nam Province, Vietnam” dated August 2007, and detailed in the previous Micon technical report, entitled “Technical Report, The Bong Mieu Gold Project, Vietnam, 30 November 2004 (modified 23 July 2007)” and need not be repeated here.

•	Recent Updates

Ore extraction has continued un-interrupted at Ho Gan since operations commenced in 2005, have progressed in a logical fashion through the various reserve areas, with each area completed being actively rehabilitated.

2007 mineral reserve has been depleted by 339,860 tonnes at an average grade of 2.42 g/t Au from the original reserve of 628,860 tonnes at 2.64 g/t Au. The remaining reserve currently sits at 289,000 tonnes at 2.90 g/t Au, as at March 2009. Based on the recent depletion rates the remaining resource has a life of 2-3 years. However, replacement ore from other sources, notably Nui Kem exploration development and recent toll treatment of ore from the Phuoc Son operation, may reduce the Ho Gan ore annual depletion and extend the deposit life.

17.1.2 Nui Kem

•	Project Description

Information relating to the Nui Kem underground exploration work is adequately summarised previously in the TMCSA report “Technical Review of Bong Mieu Gold Project, Quang Nam Province, Vietnam” dated August 2007, and need not be repeated here.

Updated Technical Review of Bong Mieu Gold Project

•	Recent Work

From the recommencement of the decline at Nui Kem in September 2007, to the end of 2008, the decline has been advanced some 351 metres to intersect the 21 and 22 Levels and is currently 48.5 vertical metres below the portal. A further 94 metres of ancillary development for mucking bays and sumps has also been completed. The decline is 4m x 4m, with steel set ground support for the first 150 metres and where necessary thereafter.   The majority of the decline roof is re-inforced by split-set bolts with mesh on a 1.5m x 1.5m pattern. Level development, following the orebody, totaled some 717 metres.

Drivage is by a single boom diesel engined Tamrock Jumbo, mucked with 3m³ Tamrock LHDs into low profile 10 tonne trucks for haulage to surface. Ancillary equipment, used to place mesh support, consists of a Getman scissors lift.

Raise development between 21 and 22 levels and above 21 level totals 157 metres of 2m x 2m headings, mined using hand-held pneumatic drills and mucked by scraper winches.

Some 4,280 channel samples have been taken up to the end of 2008, including check samples taken from the old French workings lateral to current development.

Ore extracted for bulk testing through the Bong Mieu treatment plant totals some 17,340 tonnes, of which 15,898 tonnes came from development, grading 2.45 g/t Au and some 1,442 tonnes from trial stoping at a grade of 5.95 g/t Au.

17.2 Environmental Management & Tailings Disposal

17.2.1 Tailings Storage Facility (TSF) Design

The tailings dams, in conjunction with the mine and processing plant, were commissioned towards the end of 2005. As designed, the tailings dams comprise a valley type tailings storage facility formed by the construction of embankments across narrow sections of the Xa Kok Sau Valley.

The design of the tailings storage facility (TSF) was undertaken by Coffey Geosciences presented in a report titled “Xa Kok Sau Tailings Dam, Bong Mieu Gold Mine, Design Report” reference P6642.01-AH tails dam staged design report dated 24 June 2004. A summary of the pre-development design criteria can be viewed in Fulton and Stevens, 2007.

Updated Technical Review of Bong Mieu Gold Project

17.2.2   Tailings Storage Facility Audits

Coffey Mining Pty Ltd (Grieve, 2008) conducted the first and second TSF audit and review on the 14th of September 2006 and 25th of November 2008, respectively. The following narrative is summarised from the second audit and review.

“The mine operates under Vietnam Standard TCVN 5945-1995 “Industrial Waste Water Discharge Standards” which applies to mining activities including water contained and released from the tailings dam. The audit was conducted in general accordance with the requirements of Appendix F of the Western Australian Department of Industry and Resources (DoIR) document titled, “Guidelines on the Safe Design and Operating Standards for Tailings Storage”, dated May 1999. ANCOLD guidelines (Australian Committee on Large Dams) were also used as a reference for reporting purposes.

This audit and review covers the period of 2008 and has been carried out in order to assess the current status of the Xa Kok Sau Tailings Dam (XKSTD) following the recently completed embankment raising of the main embankment (Dam 1) and during the monsoon season.

The audit comprised a visual review of the main tailings dam (Dam 1) embankment crests and intermediate berms and associated infrastructure, such as the water return system, diversion channels, spillway and return water sump as well as the operation of the facility. Also reviewed were dams 2, 3 and 4 and the eastern and western diversion channels.

The storage site comprises four embankments (dams) associated with either tailings storage or water diversion facilities. The processing plant comprises two circuits and as such two tailings products are produced, a flotation tailings being the major production tonnage and a smaller tonnage of leach tailings. The two tailings products are stored in separate tailings dams. The following nomenclature describes each of the facilities or embankments on site.

o	Dam 1 – This dam forms the main tailings storage area for the flotation tailings product.

o	Dam 2 – This dam forms a water catchment for the water diversion drains on the western abutments upstream of Dam 1.

o	Dam 3 – This dam forms the leach tailings storage area.

o	Dam 4 – This dam forms an upstream water diversion for water to be directed into the eastern diversion channel and is located upslope of Dam 3.

Updated Technical Review of Bong Mieu Gold Project

The above dam configuration has formed two tailings dams and two water diversion dams. The Dam 1 design allowed for the main valley embankment to be raised in stages such that the dam capacity could be increased to keep pace with continued mine production and the requirement to store additional tailings slurry.

•	Background

The current Dam 1 embankment crest is at RL 112.0 m, the Stage 2 crest level. The remaining three (3) dams (embankments) were constructed to their final design heights as part of the initial construction campaign. Table 54 - Current Embankment Crest Levels summarises current ‘as constructed’ details and any proposed staged embankment crest RL’s.

Dam	Stage 1	Stage 2	Comments
Dam 1	RL 107.0 m	RL 112 m (current level – Nov 2008)	Spillway invert at RL 110.0 m
Dam 2	RL 120.0 m	No further lifts required
Dam 3	RL 113.5 m	No further lifts required	Emergency spillway at RL 111.9 m (now backfilled). 5m embankment raise is proposed.
Dam 4	RL 120.0m	No further lifts required

Table 54 - Current Embankment Crest Levels

Note that the above levels vary from those presented in the original design document dated June 2004 in that when construction commenced it was found that the supplied ground levels varied from the actual ground levels. The embankment crest levels were changed to provide the dams with the same storage capacity. It should be further noted that the overall embankment heights did not change. Table 55 - Embankment Crest Levels outlines original design criteria and as constructed details for those who may reference the original documentation and realise a discrepancy. All other aspects of the design remained the same.

Updated Technical Review of Bong Mieu Gold Project

	Original June 2004 level	As constructed level 2005 due to natural ground variations	Stage 2 construction
Dam 1	Stage 1 - RL 102 m	Stage 1 - RL 107 m	Originally RL 107m Now RL 112 m (Stage 2 now completed)
Dam 1 spillway	Stage 1 - RL 100 m	Stage 1 – RL 104.5 m	Now RL 110.0 m
Dam 2	RL 112.0 m	RL 120.0 m	No further construction
Dam 3	RL 108.0 m	RL 113.5 m	Emergency spillway at RL 111.9 m
Dam 4	RL 120.0 m	RL 120.0 m	No further construction

Table 55 - Embankment Crest Levels

The embankments and associated infrastructure were constructed over the period May to November 2005 with further construction being undertaken over the period April to July 2006 with an interruption to the construction period due to the wet season. The embankments were constructed to the RL’s outlined in Table 54 - Current Embankment Crest Levels above.

Associated infrastructure included a contour diversion channel on the western and eastern sides of the valley and a spillway excavated through the western abutment immediately adjacent to Dam 1.

•	Layout

Commissioning of the process plant commenced in October 2005, with flotation tailings being first deposited into Dam 1 in December 2005. Leach tailings were first deposited into Dam 3 in December 2005.

The two tailings dams (Dam 1 and Dam 3) have been formed in a valley by the construction of a cross valley embankment (the main embankment). The design and operation of the tailings dam provides for tailings deposition to be from the embankment such that tailings are preferentially deposited adjacent to the embankment due to the drop in velocity that occurs at the discharge point. By adopting this philosophy the tailings beach that develops, adjacent to the embankment, assists in keeping water away from the embankment. A land based pump is used to recover released slurry water and accumulated rainfall and return it to the processing plant.

•	2005 Construction Activities

Construction activities that were undertaken during the 2005 construction period entailed the following activities:

Updated Technical Review of Bong Mieu Gold Project

-	Clearing of vegetation from the impoundment area and stockpiling of vegetation.

-	Removal and stockpiling of material identified as topsoil.

-	Construction of western and eastern abutment diversion channels

-	Excavation of western abutment spillway near Dam 1 with an invert at RL 105.0 m

-	Construction of Dam 1 to the Stage 1 level of RL 107.0 m

-	Construction of Dam 2 to its final height of RL 120.0 m

-	Construction of Dam 3 to its final height of RL 113.5 m

-	Construction of Dam 4 to its final height of RL 120.0 m

-	Installation of slurry delivery and distribution pipework including spigot droppers

-	Installation of water recovery pump and associated pipework.

-	Vegetation planting (grasses) on Dam 2, 3 and 4 batter slopes.

-	General repair works to diversion channels including re excavation and gabions.

-	2006 Construction Activities

Construction activities that were undertaken during the 2006 construction period entailed the following activities:

-	Raising of a downstream section of dam 1 to RL 105.0 m.

-	Partial installation of the Zone 3 filter zone (0.7 m thickness).

-	Downstream seepage works including interceptor channel and a concrete sump.

-	Continuing diversion channel upgrades including gabions installation.

-	Reducing the previous elevation of the western spillway from RL 105.0 m to RL 104.5 m.

-	Excavation of an emergency spillway associated with Dam 3.

•	2007 Construction Activities

No formal construction activities were undertaken during 2007. General maintenance and repair works were undertaken due to rainfall effects. No embankments were raised.

•	2008 Construction Activities

Construction activities undertaken during 2008 consisted of:

-	Clearing of vegetation from the foundation imprint area of Dam 1 associated with Stage 2 construction.

Updated Technical Review of Bong Mieu Gold Project

-	Removal and stockpiling of material identified as topsoil from the foundation imprint area of Dam 1 associated with Stage 2 construction.

-	Backfilling of existing spillway at RL 104.5 m and excavation of a new western abutment spillway near Dam 1 with a raised invert at RL 110.0 m

-	Raising of Dam 1 by 5m from the Stage 1 level of RL 107.0 m to the Stage 2 level of RL 112.0m

-	Raised the internal filter to RL107.0m and as required in the abutment areas.

-	Installation of six new embankment standpipe piezometers.

-	Vegetation planting (grassing) of completed Dam 1 downstream batter slope.

-	Additional gabions to downstream toe area.

-	Concrete lining to new spillway alignment with energy dissipaters and rock gabions.

-	General repair works to diversion channels including re excavation and gabions.

•	Geochemical

Geochemical testing of the two tailings products was undertaken over the period of late 2006 to early 2007. Samples were taken from the exposed dried beach area (‘aged’ tailings) and from a wet beach area (‘fresh’ tailings) from Dams 1 and 3. The testing program was aimed at determining any geochemical issues and in particular acid issues. The testing and assessment of the tailings was undertaken by Graeme Campbell and Associates (CGA) and the results are presented in their report titled “Bong Mieu Gold Mine Geochemical Characterisation of Process Tailings Solids Samples Implications for Process Tailings Management”, dated March 2007, reference 0638.

The results of the testing and their assessment as outlined in the Conclusions Section of their report can be summarised as “The flotation tailings solids should not be a source of ARD (Acid Rock Drainage), due to a negligible capacity to both produce and consume acid. However, this process tailings solids stream is variously enriched in chalcophiles (e.g. Pb and As) with implications for closure of the TSF (e.g. the tailings solids may not be suitable as the rotting zone for plants where a vegetated TSF cover system is to be employed at closure.”

“When allowed to desaturate and subjected to intermittent flushing by rainfall, the leach tailings solids will be a source of strong ARD. However, under the near saturated conditions prevailing within the active TSF, the sulphide oxidation rate should be modest. The findings of this study indicate that for the tailings beaches exposed to up to 5-6 months, the surface zone tailings should be circum-neutral. As part of the TSF closure strategy, a cover system will be required which limits both O2 ingress and water

Updated Technical Review of Bong Mieu Gold Project

infiltration. Investigations on the design of a TSF cover system should be undertaken well in advance of TSF closure.”

It is understood that the tailings currently being deposited are generally similar to those sampled in 2006 except that there is an additional tailings stream which are sourced from the Phuoc Son mine, but these only account for 0.3% of the tailings being deposited into the facility.

•	Flotation Tailings

Details of the tonnage of flotation tailings processed and the slurry density of the tailings were provided by Bong Mieu for the period December 2005 to 14 November 2008. It was advised that a total of 418,755 dry tonnes of flotation tailings have been deposited since commissioning at a slurry density averaging 26% solids by weight. It was advised that slurry water is not measured and as such the volume of water contained in the slurry is an estimated figure only. The tailings tonnage comprised 401,795 tonnes from Ho Gan, 15,606 tonnes from Nui Kem and 1,354 tonnes from Phuoc Son.

The volume of water pumped to the dam was estimated at 1,196,442 m3 as part of the tailings slurry discharge. The volume of water estimated as being recovered by the return water pump was advised at 188,200 m3 this equates to a water recovery of 15.7% based on the advised slurry water volume.

The volume of water inflow does not include incident rainfall, seepage from the surrounding countryside of flows from the diversion channels. It was noted that the spillway was passing water as the contained volume of water (slurry and rainfall) exceeds water return requirements for the processing plant. It was advised that the mine has a positive water balance so water measurements and usage are not critical.

•	Test Results

After the previous audit (2006) sampling and testing of the deposited tailings was undertaken. The 2006 testing undertaken included dynamic cone penetrometer tests in the exposed tailings beaches, particle size distribution, moisture content, wet density, dry density and specific gravity. Other parameters were inferred from the results such as cohesion. A summary of the flotation tailings test results are outlined below.  No sampling or testing was undertaken as part of this audit as it was unsafe to access the wet and saturated tailings beaches where exposed.

The dynamic cone penetrometer results indicated the drier tailings area provided an average blow count of 8 for 1,000mm penetration indicating the tailings to be soft to very

Updated Technical Review of Bong Mieu Gold Project

soft. The results indicated that the wetter tailings area provided an average blow count of 3 for 1,000mm penetration indicating the tailings to be very soft.

The grading analysis indicated the tailings to have a sand fraction averaging 46%, a silt content averaging 48%, and a clay content averaging 6%, with ranges around these values. Based on the unified soil classification the tailings can be classified as Sandy Silt. The results show a marginal change in the size distribution down the tailings beach indicating that some segregation of the deposited tailings product has occurred. The average settled density of the tailings was determined at 1.57t/m3 with a moisture content averaging 23%. Values are summarised in Table 56 - Tailings Laboratory Test Results.

Location	Sand %	Silt %	Clay %	Dry Density
Average values	46%	48%	6%	1.57 t/m3
Near Embankment	48%	46%	6%	1.56 t/m3
Near water pond	44%	50%	6%	1.58 t/m3

Table 56 - Tailings Laboratory Test Results

•	Leach Tailings

Details of the tonnage of leach tailings processed and the slurry density of the tailings were provided by Bong Mieu for the period of December 2005 to 22 November 2008.  It was advised that a total of 14,399 dry tonnes of leach tailings were deposited into Dam 3 since commissioning at an estimated slurry density of 6.6% (previously it was 16.8% - 2006 figure). The volume of water pumped to the dam was estimated at 205,709 m3 as part of the tailings slurry discharge.  It was advised that slurry water is not measured and as such the volume of water contained in the slurry is an estimated figure only.  No water is recovered from this dam.

•	Review

Dam 1 - Flotation Dam

The recent embankment raising has resulted in there now only being one intermediate berm (previously there were two intermediate berms) this berm was also visually

Updated Technical Review of Bong Mieu Gold Project

reviewed. No signs of visual distress in the way of cracking or slumping were noted along the crest, the intermediate berm or the batter slopes.  .

The embankment has a current crest level at RL 112.0m which is the Stage 2 crest level.  The crest was raised in 2008 by 5m from the Stage 1 design level of RL107.0m. The two intermediate berms (at RL 101.6m and RL 96.7m) have been replaced by a single intermediate berm at RL 101.6m, Some of the Stage 2 works undertaken previously for the Zone 3 filter layer located against the downstream batter slope were extended with the filter layer raised from RL 100.6 m to RL107.0m.

The downstream basal drainage blanket and a sloped filter layer (now raised to RL 107.0m) have been installed to collect and manage any seepage that may be passing through the embankment.

There was vegetation cover (grass) over the downstream batter slope and except for two erosion scars the slopes were in good condition.

It was noted that at the eastern abutment of the main embankment there was uncompacted or ‘loose’ material which was associated with an access road onto the embankment crest.  Prior to the commencement of any new raising works this material will require removal.

Survey information indicates the tailings are at an average level of RL 109.0m where exposed and below RL 107.5m where inundated, or 3m to 4.5m m below the embankment crest, noting the spillway invert is at RL 110.0m.

The tailings should continue to be deposited from the embankment until they reach an average height of 300 mm below the embankment crest with the aim of keeping water well away from the embankment.

There was a large volume of water on the dam having a level at RL 110.0m; water was being discharged through the spillway at a rate estimate at 40 L/s

Downstream Features Dam 1

These features include concrete seepage collection culverts associated v-notch weir, concrete lined seepage collection sump, diversion drains, the spillway and monitoring bores.

The concrete seepage culverts were clear of vegetation as was the seepage sump.

Updated Technical Review of Bong Mieu Gold Project

The downstream seepage drain was flowing at the time of the review, the most recent V-notch reading, dated 24 November 2008, and indicated a water flow into the sump of 6.3 L /s. The V-notch flow is measured daily.

The general area downstream and away from the embankment toe was wet including the intermediate berm due to continued rain. No ‘soft’ areas were noted the toe area could be walked on safely.

Dam 2 – Water Diversion Dam

Dam 2 is located upslope of Dam 1 and forms part of the western abutment diversion channel system. The embankment has a current crest level at RL 120.0 m which is its final design level. The embankment has a homogeneous cross sectional profile. Construction of the dam was completed in 2005 and has now experienced three seasons. The dam allows for water to flow though the valley dammed by Dam 2. The dam was constructed due to the deeply incised nature of the valley where the construction of a contour diversion channel was not possible. Water flows into the storage area (formed behind Dam 2) from the central diversion channel located to the east and out via a western channel that continues around the abutments before discharging into the spillway located on the western abutment near the main embankment No signs of visual distress in the way of cracking or slumping were noted along the crest or of the batter slopes. There was no evidence of embankment erosion. The downstream slope (facing into Dam 1) was vegetated, with natural grasses, while the upstream face or inner face (where water ponds) was not vegetated. There was no water stored behind Dam 2 at the time of the visit.

The inflow channels were clear of vegetation and debris. The outflow channel should be monitored (checked) for any blockages caused by debris such as vegetation to ensure that water flow out of the storage area formed behind Dam 2 is not restricted.

The outflow channel has an invert at RL 118.5 m which is 1.5 m (1500 mm) below the adjacent embankment crest level which is at RL 120.0 m.

It was noted that the crest was sloped such that any incident rainfall will not pond on the crest.

Dam 3 – Leach Tailings Dam

The embankment has a current crest level at RL 113.5 m which is its final design level. The embankment has a homogeneous cross sectional profile. Construction of the dam was completed in 2005 and to date it has experienced one wet season. Dam 3 is located upslope of Dam 1 and forms a separate storage area for the Leach Tailings product. No

Updated Technical Review of Bong Mieu Gold Project

signs of visual distress in the way of cracking or slumping were noted along the crest or of the batter slopes. There was no evidence of embankment erosion. The downstream slope (facing into Dam 1) was vegetated, with natural grasses, while the upstream face or inner face (where water ponds) was not vegetated.

Dam 4 – Water Diversion Dam

Dam 4 is located upslope of Dam 3 and forms the start of the eastern abutment diversion channel system. The embankment has a current crest level at RL 120.0m which is its final design level. The embankment has a homogeneous cross sectional profile. Construction of the dam was completed in 2005 and to date the embankment has been exposed to one wet season. Dam 4 has been constructed across a valley above Dam 3, the Leach Tailings Dam, to intercept runoff flowing down the valley above Dam 3.

The water intercepted by Dam 4 is directed into the eastern diversion channel. The eastern diversion channel discharges downstream and to the east of Dam 1. No signs of visual distress in the way of cracking or slumping were noted along the crest or of the batter slopes of Dam 4. There was no evidence of embankment erosion. The downstream slope (facing into Dam 1) was vegetated, with natural grasses, while the upstream face or inner face (where water ponds) was also vegetated. The storage behind Dam 4 was partially filled with water; the water level was below the invert level of the eastern outflow diversion channel.

In the immediate area the channel was clear of vegetation there was minor debris (soil).

The outflow channel has an invert at RL 118.7 m which is 1.3 m (1300 mm) below the adjacent embankment crest level which is at RL 110.0 m. Although there was water stored behind Dam 4 it was below the channel outflow level.

It was noted that the crest was sloped such that any incident rainfall will not pond on the crest.

Water Recovery – Dam 1

Water is only recovered from Dam 1, the flotation storage. No water is recovered from Dam 3 the leach tailings area. At the time of the review there was a large body of water on the dam, water was not ponding against the embankment but had reached a level where a small volume was being discharged through the spillway at RL 104.5m. The water recovery system comprises a large land based pump and associated generator. Recovered water is returned to the process plant.

Updated Technical Review of Bong Mieu Gold Project

The volume of water pumped to the dam was estimated at 250,500 m3. The volume of water estimated as being recovered by the return water pump was advised at 188,200 m3 this equates to a water recovery of 75.1% based on the advised slurry water volume, no allowance for rainfall events have been made in this determination.

It was advised that the volume of water recovered during 2006 was 184,000 m3 which equates to a pumping rate of 30 m3 per hour for 24 hours a day every day of 2006. It was advised on site that the pump generally operates for 16 or so hours a day.

The dam design incorporates both an inclined drainage layer and a downstream horizontal drainage blanket. Water collected in the drainage blanket is directed into a concrete drain. The drain discharges directly into the downstream water collection. The discharge from the sump is regularly monitored by measuring the flow through a v notch. The reading on the day of the visit was 6.3 L/s.

Spigotting – Dam 1

The tailings deposition system comprises a single distribution line that extends across the full length of the Dam 1. At the time of the audit there were six spigots discharging tailings, the open spigots were located at the western end of the embankment.

There was a generally even build up of the exposed tailings beach located immediately adjacent to the embankment. The exposed beach was approximately 50 m wide which was considered to be a short distance.

It is understood that spigotting immediately adjacent to the embankment was the intent of the original design concept.”

Tailings should continue to be deposited from Dam 1 until it reaches a general level within 500 mm of the embankment crest

Spigotting – Dam 3

The tailings deposition system comprises a single point discharge point which is currently located a short distance away from Dam 3. An exposed beach area has developed but not adjacent to the embankment. Discussion were held on site about relocating the discharge point adjacent to the embankment at a point were the discharge would not erode the embankment. It was discussed and agreed that a Freeboard survey of the exposed beach area would be undertaken.

Freeboard in this report is defined by three components, namely beach freeboard, operational freeboard and total freeboard, where the latter is the sum of the first two

Updated Technical Review of Bong Mieu Gold Project

components.  It is generally accepted that freeboard should be able to safely contain a 100 year rainfall event to prevent embankment overtopping. These operational criteria changes where a spillway or discharge facility is available to allow water to be discharged to assist in limiting the likely hood of embankment overtopping. The aspects of freeboard are described below.

The average operational freeboard is the difference in height between the embankment crest and level of the tailings beach immediately adjacent to the embankment. It is generally accepted to be not less that 500 mm to 300 mm. The beach freeboard relates to the average depth of the inverted cone that develops due to the presence of a beach ‘angle or a sloped beach. It is measured from the tailings level adjacent to the embankment to the water level.

The total freeboard is the addition of the above two components comprising the operational freeboard and beach freeboard. Thus total freeboard is the height difference between the normal operating water level and the embankment crest.”

17.2.3 Environmental Management

In accordance with the Law on Environmental Protection and Decrees regarding environmental protection issued by the Government, Bong Mieu Gold Mining Co., Ltd. (Bogomin) prepared an Environmental Impact Assessment (EIA) for the proposed Ho Gan Gold Mine of Bong Mieu Project. Specialists of Bogomin and Kingett Mitchell Limited compiled the EIA, based on environmental studies carried out during 1994-1996 and 2004.

The EIA report presents environmental studies, environmental impact analysis and mitigation measures together with the positive aspects of mine development as per the EIA template set out within the environmental protection law, decrees and circulars.

The EIA report entitled “Environmental Impact Assessment, Ho Gan Mine, Bong Mieu Project, Quang Nam Province, Vietnam”, by Kingett Mitchell Limited was issued in August 2004. Sections from this report are summarized below.

•	EIA Report

The overall objectives of the EIA report are to provide a basis on which the Vietnamese Environmental Protection Agencies can evaluate the project. In this regard, major components of this report consist of:

o	A description of the mine, mining methods, production technology processes, usage of raw materials, fuels, processing chemicals, etc.;

Updated Technical Review of Bong Mieu Gold Project

o	Evaluation of the existing environmental background and baseline data (natural and socio-economic environment) within the project area;

o	Evaluation of potential positive and negative effects caused by mining and processing operations on the natural environment and socio-economic development within the region;

o	Proposed mitigation options to overcome any potential negative environmental effects and an evaluation of alternative options;

o
Recommended environmental management plans, environmental protection options and proposed monitoring work during the project development process. Supervision, training and monitoring of the labour force and the use of equipment. Planning for the expense of monitoring activities, impact mitigation measures, and environmental rehabilitation deposit/bond.

•	Environmental Baseline Study

The environmental baseline study conducted on the Bong Mieu project considered the natural conditions, in terms of geography, topography, geomorphology, hydrology, geology, climate and hydrometeorology. This study also considered the effects of the local people, including education, health and employment, on the environment, local infrastructure and services, and natural resources. Full details of the EIA can be viewed in Fulton and Stevens 2007 and in the Kingett Mitchell  report, “Environmental Impact Assessment, Ho Gan Mine, Bong Mieu Project, Quang Nam Province, Vietnam”, 2004.

•	Risk Analysis and Breakdown

The hazard related to typhoons is considered to be especially significant for mining activity in the Bong Mieu area. The area will be struck directly or will be “brushed” by typhoons approximately once per year. A major typhoon track cuts across the coast just above Da Nang. Most typhoons sweep northwesterly from Da Nang but a few turn southwesterly.

These latter types are especially dangerous for the Bong Mieu area. Site water management plans reflect this concern and diversion drains are designed to cope with the 100-year short duration rainfall event. A spillway protects the tailings dam from overtopping during extreme rainfall events.

Seismic risk has been assessed and structural design will be to withstand a 475-year return event. The TSF is designed to withstand a Maximum Credible Earthquake event, which has a far greater return frequency (1 in 10,000 years).

Updated Technical Review of Bong Mieu Gold Project

International best practice procedures will be taught and adhered to in mining equipment use, blasting, health and safety procedures etc.

Public concern is greatest regarding potential noise, increased traffic, contamination of water resources and ecosystems by mine process fluids or sewerage, social impacts such as gambling, prostitution and increased load on infrastructure. It is considered that these concerns are addressed within the level of mine planning carried out to date. Local and regional governments will control social impacts as they will be stakeholders fully consulted with regards to the mine plan and infrastructure and staffing needs months or years beforehand.

•	Environmental Management, Monitoring and Investigation Program

The primary method of determining the environmental impacts attributable to mine development is through an environmental monitoring program. Developing good baseline data showing the environmental and socio-economic conditions of the pre-development site is a prerequisite for any international mining development. This is particularly important for the Ho Gan project in light of the pre-existing impacts from previous and continuing illegal mining of a number of hard rock and alluvial prospects within the Investment License area.

Updated Technical Review of Bong Mieu Gold Project

18.0  INTERPRETATION AND CONCLUSIONS

18.1 Resources

The Bong Mieu Project has clearly demonstrated increased potential of significant gold and tungsten mineral resources. The resource tonnage has increased by approximately 91% (Measured and Indicated – 35%; Inferred – 149%). The overall gold grade has dropped by 14% (Measured and Indicated – 17%; Inferred – 3%), however, the contained gold has risen by 64% (Measured and Indicated – 12%; Inferred – 142%). Similarly, there is a 21% drop in the overall tungsten grade (Measured and Indicated – 16%; Inferred – 22%) and a 51% rise (Measured and Indicated – 42%; Inferred – 60%) in the contained tungsten.

The updated resources confirmed by this technical review are set out in tables Table 57 - Bong Mieu: Combined Measured, Indicated & Inferred Gold Mineral Resources and Table 58 - Bong Mieu: Measured, Indicated & Inferred Tungsten Mineral Resources:

	Ho Ray		Thac Trang		Combined
Category	Tonnes	Au	Tonnes	Au	Tonnes	Au
	(t)	(g/t)	(t)	(g/t)	(t)	(g/t)
Measured	713,100	1.88	163,000	2.42	876,100	1.98
Indicated	1,210,900	1.67	554,700	1.38	1,765,600	1.58
Measured+Indicated	1,924,000	1.75	717,700	1.61	2,641,700	1.71
Inferred	2,284,000	1.19	2,379,000	1.58	4,663,000	1.39

Table 57 - Bong Mieu: Combined Measured, Indicated & Inferred Gold Mineral Resources

	Ho Ray		Thac Trang		Combined
Category	Tonnes	W	Tonnes	W	Tonnes	W
	(t)	(ppm)	(t)	(ppm)	(t)	(ppm)
Measured	713,100	1,420	163,000	381	876,100	1,227
Indicated	1,210,900	1,162	554,700	601	1,765,600	986
Measured+Indicated	1,924,000	1,258	717,700	551	2,641,700	1,066
Inferred	2,284,000	702	2,379,000	519	4,663,000	609

Table 58 - Bong Mieu: Measured, Indicated & Inferred Tungsten Mineral Resources

In addition, the most recent historic Mineral Resource estimates for Nui Kem are set out in Table 59 - Nui Kem: CRM Historical Resource Estimate (January 1993).

Updated Technical Review of Bong Mieu Gold Project

CONTINENTAL RESOURCE MANAGEMENT (CRM) 1993
Measured	24,200	tonnes	@	5.00	g/t Au	or	3,890	ounces
Indicated	192,700	tonnes	@	6.60	g/t Au	or	40,890	ounces
Sub-Total	216,900	tonnes	@	6.42	g/t Au	or	44,780	ounces
Inferred	1,200,000	tonnes	@	8.00	g/t Au	or	308,647	ounces
Total	1,416,900	tonnes	@	7.76	g/t Au	or	353,427	ounces

Table 59 - Nui Kem: CRM Historical Resource Estimate (January 1993)

These Mineral Resource estimates were prepared for Nui Kem by Bogomin prior to Olympus having an interest in the property. They were prepared prior to NI43-101 and TMCSA has neither audited them nor attempted to reclassify them to meet NI43-101 standards. Nonetheless, both Olympus and TMCSA consider the estimates to be relevant and of historic significance and report them as such.

18.2 Mining & Processing

Production and processing of ore from the Ho Gan deposit has been ongoing since our last report in 2007. The mineral reserve has been depleted over the intervening period from 628,860 tonnes at 2.64 g/t Au (incl. 10% dilution) to 289,000 tonnes at 2.90 g/t Au. Based on the recent annual production rates this still leaves 2-3 years production from the Ho Gan deposit. However, the life of the operation may be extended as some of the plant capacity is taken up with the higher grade ore from the Nui Kem and Dak Sa deposits.

During late 2007 Olympus undertook a trucking and toll treatment trial of ore, from its Phuoc Son (Dak Sa) operation, through the Bong Mieu pilot plant. The success of this trial, along with recent plant upgrades, has prompted Olympus to recommence trucking and treatment of high-grade Phuoc Son ore at the Bong Mieu plant in order to generate positive cash flows for the company.

The decline at Nui Kem was advanced some 351 metres, and the 21 and 22 Levels were established. Exploration development was extended on these levels for a total meterage of 717 metres, with an additional 94.5 metres of ancillary development. This development has been used to map and channel sample the orebody below the old mine workings, and will provide further access to the orebody and positions to undertake underground drilling.

Additionally, trial mining and training stopes have been established to test suitable mining methods and train mining personnel. Ore resulting from this development and trial mining has been sent to the processing plant for bulk sampling and testing of the Nui Kem orebody. Ore from the exploration development totaled 15,898 tonnes averaging 2.45 g/t Au, and 1,442 tonnes from trial stoping averaging 5.95 g/t Au. The orebody exposed by

Updated Technical Review of Bong Mieu Gold Project

the exploration development and grades being encountered/produced present a large opportunity for Olympus to define an ore resource at Nui Kem.

Recently the Bong Mieu pilot processing plant has been upgraded with the addition of a second line of flotation cells and an additional intensive leach reactor (ILR). A gravity concentration section has also been added comprising two rougher shaking tables and a Gemeni polishing table to recover melting grade gold from the Falcon gravity concentration units. The plant can now treat the high grade ores originating from Nui Kem and from Dak Sa (other Olympus mine approximately 70 kilometres to North West).

Higher grade ore from Nui Kem and Dak Sa, along with plant recovery improvements have pushed the month gold recovery to some 2,000 oz Au per month.

18.3 Exploration Development

As indicated in the previous section, Olympus are progressing their exploration development program at Bong Mieu South East on the Nui Kem gold deposit. They have, and will continue, to develop the exploration development to expose more of the Nui Kem orebody and provide positions for drilling of the deposit down dip and along strike.  Mapping, channel sampling and future exploration drillholes are to be drilled to better determine the extent and value of this resource. This is expected to lead to an updated NI43-101 Mineral Resource for Nui Kem and an overall increase in the mineral resources at Bong Mieu.

18.4 Exploration

The Company embarked on a vigorous exploration program between May 2007 and the end of 2008. This saw the completion of phase one drilling on the Bong Mieu South East and Bong Mieu South targets as well as some infill and step out drilling at Bong Mieu East to increase the gold and tungsten resources in the Ho Ray and Thac Trang deposits.

The exploration program as outlined in the TMCSA 2007 report has been temporarily deferred due to the current world financial crisis with the Company focussing on increasing production from the existing operations at Ho Gan, Nui Kem and Phuoc Son and evaluating Bong Mieu East for early development.

The results of the 2007-2008 exploration programs including the Encom Technologies regional target studies are being reviewed and the phased exploration programs refined.

18.5 Exploration and Development Potential

Updated Technical Review of Bong Mieu Gold Project

The Bong Mieu Project has potential for the continued discovery of substantial resources of gold and other metals. Olympus Pacific are following a program of early development of small scale mine development in conjunction with a comprehensive exploration program that has seen the establishment and expansion of a mineral resource base, and the potential for further expansion. The ongoing exploration and development is likely to improve the levels of confidence in the resource base and expand it.

Updated Technical Review of Bong Mieu Gold Project

19.0  RECOMMENDATIONS

19.1 Exploration

•	Olympus has deferred major exploration initiatives and the advancement of the program outlined in the TMCSA 2007 report due to the world wide economic downturn.

•	Exploration activities out side of Nui Kem are confined to data reviews, resource target generation and refinement of existing targets.

•	It is recommended that data review and interpretation be continued. Target areas can be critically analysed and programs prioritized for implementation once funding becomes available.

19.2 Nui Kem Exploration Development

•
The work done by CRM on the Nui Kem mine resource, January 2003, generated a total resource, now classified as historic, of 216,000 tonnes at a grade of 6.42 g/t Au, (Measured and Indicated) and 1,200,000 tonnes at a grade of 8.0 g/t Au (Inferred).

•
BMGMC between January 2005 and December 2006, have reopened extensive areas of the former underground mine and undertaken comprehensive mapping and sampling programs to identify previously unmined material.

•	The exploration development program should continue. This includes decline extension, exploration development drives, trial stoping, geological mapping and channel sampling.

•
It is the authors view that the previously completed channel sampling programs be expanded along strike and that the planned underground drill programs be implemented. The aim should be to produce a new resource that complies with CIMM requirements.

•
We note that assaying of Nui Kem underground channel sampling is currently carried out at the Bong Mieu Laboratory. We also note that procedures have been put in place to ensure that pulps are being stored securely on site for later analysis by an accredited laboratory.

Terra Mining Consultants/Stevens & Associates have reviewed the planned exploration and development programs and agree that the projects have merit and justify the programs

Updated Technical Review of Bong Mieu Gold Project

proposed. The programs are results dependant and may vary in detail as they advance. This is normal for exploration and development projects such as Bong Mieu.

19.3  Geological

There is now a large geological database and it is recommended that it is reviewed in light of the expanded exploration programs and development program.

It is noted that this process has been in process through 2008 and it is recommended that it continue. The main components of this should include:

•	Update surface mapping at prospect scale with detailed mapping utilising exposure created for access and drill pad construction.

•
Continue updating the geological database to characterise of alteration, lithology, mineralization and structure. Work in this area, to date, has helped in categorising mineralization using alteration style and patterns rather than just primary lithology.

•
It is recommended to take core orientation measurements, particularly through the mineralization target zones. This will help in confirming structural trends, fault orientations, fold geometry, and mineralization continuity.

•
Analysing and mapping out alteration and geochemical patterns to determine mineralogical, geochemical and structural zoning. Petrographic and mineragraphic studies should be used to assist and help to develop a genetic model for the Bong Mieu project area, focusing particularly on the relationship between the mineralization and timing of metamorphism. The development of a robust geological model will be beneficial in exploration targeting.

19.4  Drilling

•	It is recommended as part of the program of continuous improvement that future drilling programs should utilise HQ triple tube wire-line technology.

•
It is also recommended that holes be inclined perpendicular to the dip of the ore bodies as much as possible. This will ensure that holes pass through the ore zones giving a closer approximation of true width. Added benefits include being able to detect vertical or steep dipping mineralization and structure, such as faults.

•	Orientated core logging should be undertaken routinely, and drill crews should be trained in the technique.

Updated Technical Review of Bong Mieu Gold Project

•	Down hole surveys should continue to be conducted routinely, even on holes collared as vertical.

•
With an increased level of exploration there will need to be some additional training of Vietnamese drilling crews in the procedures for taking core orientations and using triple tube wireline systems, although it is noted that several crew of the current contractor do have experience in this area.

19.5  Assaying

•
The core handling and sample preparation procedures employed by Olympus are generally to a very high standard. At Thac Trang and Ho Ray the Company now routinely assays for W, Bi and F as well as gold, silver and a suite of other trace elements by ICP. It is recommended that this continues.

19.6  Quality Assurance, Quality Control

•
The quality control and quality assurance protocols employed by Olympus are to a high standard and consistent international standards. It is recommended that the results of the QAQC program are reviewed periodically through out the exploration and development programs.

•
The Company at present employs a system of blanks, certified standards, field duplicates and umpire samples. This provides an adequate check on its own sample preparation standards and to some extent the laboratory’s procedures. At present the Company relies on the laboratories own internal standards and repeat assaying to check the quality control on pulp sampling for fire assay. While results of this, to date, are satisfactory the Company doesn’t have its own independent check on the laboratory’s sampling procedures. This can be achieved by specifying a preparation duplicate in the sample stream every 20th sample. This will help confirm there is no bias or artificial nugget effect introduced by the laboratory in sampling the pulverised material for fire assay.

19.7  Resource Modelling

•
In view of the hiatus in the exploration and development programs it is recommended that data management protocols and procedures be reviewed and that standardised methodology and protocols for resource estimation procedures developed further, as part of an overall process of continuous improvement of the technical services systems.

Updated Technical Review of Bong Mieu Gold Project

19.8  Feasibility Studies for Bong Mieu East

•
The recently completed drill program at Bong Mieu East has substantially increased the resources. It is strongly recommended that the project move to pre-feasibility or feasibility in order to critically analyse development options and project optimisation.

Updated Technical Review of Bong Mieu Gold Project

20.0	REFERENCES

Ammtec Pty Ltd	1996	Metallurgical Testing Of Bong Mieu Gold Ore For Lycopodium Pty Ltd July 1996
Anon	1997	A Review Of The Mineral Properties Olympus Pacific Minerals Inc. In Vietnam (October 1997), Watts Griffis And McOuat Limited
Castillo, H.S.,	2005	Quality Control And Quality Assurance Of Drilling Assays: A Review For Bong Mieu Gold Mining Company Limited
Chisholm, J.M., Baxter, J.L.,	1996	Resource Estimation Update For Ho Ray Project, Bong Mieu, Vietnam, For Lycopodium Pty Ltd, Continental Resource Management Pty Ltd
Coffey Geosciences Pty Ltd	2004	Xa Kok Sau Tailings, Dambong Mieu Gold Mine, Design Report, P6642.01-AH, Tails Dam Staged Design Report, June 2004
England., R.N.,	2004	Petrographic Notes For 35 Samples, From Thac Trang Prospect, Bong Mieu Area, Bong Mieu Mining, 5 November 2004
England., R.N.,	2004	PETROGRAPHIC NOTES FOR 18 SAMPLES, From Thac Trang Prospect, Bong Mieu Area, Bong Mieu Mining, 18 February 2004
England., R.N.,	2005	Petrographic Notes For 20 Samples, From Thac Trang Prospect, Bong Mieu Area, Bong Mieu Mining, 5 January 2005
England., R.N.,	2004	Petrographic Notes For 47 Samples From Areas Ho Gan 7/8, Bong Mieu, 4 August 2004
Foster, D., Coward, M., Buchannan, D., Barbante, J.,	2004	Laboratory Investigations Of Ho-Ray Ore For Olympus Pacific Minerals Inc, Gekko Systems Pty Ltd, 24 November 2004

Updated Technical Review of Bong Mieu Gold Project

Encom Technology Ltd	2008	Bong Mieu Project, Vietnam: Data Interpretation for Olympus Pacific Minerals
Fulton, G.W. & Stevens, M.R.	2007	Technical Review of Bong Mieu Gold Project, Quang Nam Province, Vietnam (NI43-101 Report)
Graeme Campbell & Associates (CGA)	2007	Bong Mieu Gold Mine Geochemical Characterisation of Process Tailings Solids Samples Implications for Process Tailings Management (Reference 0638)
Hawthorn, G.,	2002	Review Of Process Metallurgy-Ho Ray Deposit, November 2002
Kingett Mitchell Limited	2004	Environmental Impact Assessment, Ho Gan Mine, Bong Mieu Project, Quang Nam Province Vietnam
Konigsmann, K.,	2005	Revision Of Ho Gan Recovery Estimates”, 25 September 2004.
Micon International Limited.	2004	Pre-Feasibility Study On The Ho Gan Deposit Of The Bong Mieu Gold Project, Vietnam, November 2004
Micon International Limited.	2004	Technical Report, The Bong Mieu Gold Project, Vietnam, 30 November 2004
Micon International Limited.	2007	Technical Report, The Bong Mieu Gold Project, Vietnam, 30 November 2004 (modified 23 July 2007)
Olympus Pacific Minerals Inc.	2004	Resource Estimation of Ho Gan Area June 2004. Unpublished Internal Report

Updated Technical Review of Bong Mieu Gold Project

Olympus Pacific Minerals Inc.	2004	Resource Estimation of Ho Gan Area 7 And 8 June 2004. Unpublished Internal Report
Olympus Pacific Minerals Inc.	2003	Amended Annual Information Form. Report Filed With SEDAR, October 2003
Olympus Pacific Minerals Inc.	2004-2007	Various Unpublished, Electronic Data, Internal Reports And Maps Provided During And Subsequent To SATCM’s Site Visit
SGS Lakefield Research Limited	2007	An Investigation Into The Recovery Of Gold And Tungsten From Ores Of The Ho Ray Property, Prepared For Olympus Pacific Minerals Inc, 20 July 2007
Shywolup, W.,	2003	Discussion Document Heap Leach Potential Ho Gan And Ho Ray Deposits, Bong Mieu Project, 23 May 2003
Shywolup, W., Sirinawin, T.	2002	Review Of The Bong Mieu Project Quang Nam Province Central Vietnam For Olympus Pacific Minerals Inc
Snowden Associates Pty Ltd	1993	Assessment Of The Ho Gan Gold Project.
Sullivan, J., Cheeseman, S.	2004	A Technical Review Of The Bong Mieu Gold Project In Quang Nam Province, Vietnam For Olympus Pacific Minerals Inc, Watts, Griffis And McOuat Limited.
Townend, R.	1996	Mineragraphic Examination of Thirteen TBE SKS, Roger Townend & Associates, Consulting Mineralogists

Updated Technical Review of Bong Mieu Gold Project

21.0   CERTIFICATES OF THE AUTHORS

To Accompany the Report entitled

"Updated Technical Review of Bong Mieu Gold Project,

Quang Nam Province, Vietnam"

Dated 29 April 2009

MURRAY RONALD STEVENS

Stevens and Associates
Consulting Geologists
68 Lingarth Street
Remuera
Auckland
New Zealand
Telephone:                +64 (0)9 522 8040
Mobile:                      +64 (0)27 477 0001
Facsimile:                   +64 (0)9 522 8041
Email: stevens@ihug.co.nz

CERTIFICATE of AUTHOR

I, Murray Ronald Stevens, B.Sc., M.Sc. (Hons), Dip.Geol.Sci., MAusIMM, do hereby certify that:

1.	I am a qualified geologist working as an independent Consulting Geologist under the trading name of Stevens and Associates.

2.	This certificate relates to the technical report entitled, "Updated Technical Review of Bong Mieu Gold Project, Quang Nam Province, Vietnam" dated 29th April 2009.

3.
I graduated with the degrees of Bachelor of Science in Geology, in 1977 and Master of Science with Honours in Geology, in 1980 from the University of Auckland, New Zealand. In addition, I gained a post graduate diploma in geological science majoring in mineral economics from Macquarie University, Sydney, Australia in 1986.

Updated Technical Review of Bong Mieu Gold Project

4.	I am a member of the Australasian Institute of Mining and Metallurgy and have been since 1980. My AusIMM membership number is 102629.

5.	I have practiced my profession continuously for a total of 29 years since my graduation from the University of Auckland.

6.
I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be an “qualified person” for the purposes of NI43-101.

7.	I am jointly responsible with Mr. Fulton for the overall preparation of the technical report.

8.	I have not had prior involvement with the property that is the subject of the Technical Report.

9.
I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

10.	I am independent of the issuer applying all of the tests in section 1.4 of National Instrument 43-101.

11.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

12.
I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 29th Day of April 2009

Murray R Stevens, B.Sc., M.Sc. (Hons), Dip.Geol.Sci., MAusIMM

Updated Technical Review of Bong Mieu Gold Project

GRAEME WHITELAW FULTON

Terra Mining Consultants Limited

Consulting Mining Engineers

28 Monte Casino Place

Birkenhead

Auckland, 0626

New Zealand

Telephone:                +64 (0)9 482 4242

Mobile:                      +64 (0)21 380 624

Email: graeme.fulton@xtra.co.nz

CERTIFICATE of AUTHOR

I, Graeme Whitelaw Fulton, BSc(Hons)., Mining and Petroleum Engineering, MAusIMM, do hereby certify that:

1.	I am a qualified mining engineer working as an independent consultant and am the Consulting Mining Engineer/Director of Terra Mining Consultants Limited.

2.	This certificate relates to the technical report entitled, "Updated Technical Review of Bong Mieu Gold Project, Quang Nam Province, Vietnam" dated 29 April 2009.

3.	I graduated with the degree of Bachelor of Science with Honours in Mining and Petroleum Engineering, in 1986 from the University of Strathclyde, Glasgow, Scotland.

4.	I am a member of the Australasian Institute of Mining and Metallurgy and have been since 2000. My AusIMM membership number is 208430.

5.	I have practiced my profession continuously for a total of 23 years since my graduation from the University of Strathclyde.

6.
I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work

Updated Technical Review of Bong Mieu Gold Project

experience, I fulfill the requirements to be an “qualified person” for the purposes of NI43-101.

7.	I am jointly responsible with Mr. Stevens for the overall preparation of the technical report.

8.	I have not had prior involvement with the property that is the subject of the Technical Report.

9.
I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

10.	I am independent of the issuer applying all of the tests in section 1.4 of National Instrument 43-101.

11.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

12.
I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 29th Day of April 2009

Graeme W Fulton, B.Sc. (Hons), MAusIMM

Updated Technical Review of Bong Mieu Gold Project

22.0	CONSENTS OF QUALIFIED PERSONS

Murray Ronald Stevens

Stevens and Associates

68 Lingarth Street, Remuera, Auckland, New Zealand

Telephone: +64 9 522 8040

Fax: +64 9 522 8041

Email: stevens@ihug.co.nz

CONSENT of AUTHOR

TO: The securities regulatory authorities of each of the provinces and territories of Canada

I, Murray Ronald Stevens, B.Sc., M.Sc. (Hons), Dip.Geol.Sci., MAusIMM, do hereby consent to the filing of the written disclosure of the technical report entitled Updated Technical Review Of Bong Mieu Gold Project, Quang Nam Province, Vietnam, prepared for Olympus Pacific Minerals Inc. dated 29 April 2009 (the “Technical Report”) and any extracts from or a summary of the Technical Report by Olympus Pacific Minerals Inc, and to the filing of the Technical Report with the securities regulatory authorities referred to above.

I have read the written disclosure, titled Updated Technical Review Of Bong Mieu Gold Project, Quang Nam Province, Vietnam, dated 29 April 2009, and I do not have any reason to believe that there are any misrepresentations in the information derived from the technical report or that the written disclosure contains any misrepresentation of the information contained in the technical report.

Dated this 29th Day of April 2009

Murray Ronald Stevens, B.Sc., M.Sc. (Hons), Dip.Geol.Sci., MAusIMM

Updated Technical Review of Bong Mieu Gold Project

Graeme Whitelaw Fulton

Terra Mining Consultants Limited

28 Monte Casino Place, Birkenhead, Auckland, 0626

New Zealand

Telephone:               +64 (0)9 482 4242

 Mobile:                      +64 (0)21 380 624

Email: graeme.fulton@xtra.co.nz

CONSENT of AUTHOR

TO: The securities regulatory authorities of each of the provinces and territories of Canada

I, Graeme Whitelaw Fulton, B.Sc. (Hons)., Mining and Petroleum Engineering, MAusIMM, do hereby consent to the filing of the written disclosure of the technical report entitled Updated Technical Review Of Bong Mieu Gold Project, Quang Nam Province, Vietnam, prepared for Olympus Pacific Minerals Inc. dated 29 April 2009 (the “Technical Report”) and any extracts from or a summary of the Technical Report by Olympus Pacific Minerals Inc, and to the filing of the Technical Report with the securities regulatory authorities referred to above.

I have read the written disclosure, titled Updated Technical Review Of Bong Mieu Gold Project, Quang Nam Province, Vietnam, dated 29 April 2009, and I do not have any reason to believe that there are any misrepresentations in the information derived from the technical report or that the written disclosure contains any misrepresentation of the information contained in the technical report.

Dated this 29th Day of April 2009

Graeme Whitelaw Fulton, B.Sc. (Hons), Mining and Petroleum Engineering, MAusIMM

Updated Technical Review of Bong Mieu Gold Project

23.0  SIGNATURES

Signed:	29 April 2009
Graeme W. Fulton, MAusIMM Consulting Mining Engineer/Director, Terra Mining Consultants Ltd.

Signed:	29 April 2009
Murray R. Stevens, MAusIMM Consulting Geologist, Stevens & Associates

Effective Date of this Report:	29 April 2009